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# ACXIOM 2007 ANNUAL REPORT























t **Acxiom** (NASDAQ: ACXM), we make information intelligent. As the global leader in customer information management, we transform data into actionable business intelligence, enabling the world's leading companies to make more informed decisions to enhance customer acquisition, retention and value. Our lines of business include: data products, consulting, risk mitigation, direct marketing, customer data integration, digital services, database marketing, online media services and infrastructure management. In addition, Acxiom leads the industry in addressing consumer privacy issues and earning the public trust. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations in the United States, Canada, Europe, Australia, New Zealand and Asia.

**UNITED STATES**

Phoenix, Arizona
Conway, Arkansas
Fayetteville, Arkansas
Little Rock, Arkansas
Foster City, California
San Francisco, California
Broomfield, Colorado
Denver, Colorado
Stamford, Connecticut
Chicago, Illinois
Downers Grove, Illinois
Southfield, Michigan
Shoreview, Minnesota
New York, New York
Cleveland, Ohio
Independence, Ohio
Memphis, Tennessee
Nashville, Tennessee
McLean, Virginia

**CANADA**

Toronto, Ontario

**EUROPE**

London, United Kingdom
Normanton, United Kingdom
Sunderland, United Kingdom
Teddington, United Kingdom
Lille, France
Lyon, France
Paris, France
Frankfurt, Germany
Munich, Germany
Amsterdam, The Netherlands
Warsaw, Poland
Lisbon, Portugal

**AUSTRALIA/ NEW ZEALAND**

Melbourne, Australia
Sydney, Australia
Auckland, New Zealand

**ASIA**

Beijing, China
Shanghai, China
Singapore

Dear Acxiom Shareholders,

Clearly, fiscal 2007 and the succeeding months have been like no other period in our company's almost 40-year history.

The fiscal year began with our receipt of a letter from ValueAct Capital, Acxiom's largest shareholder, announcing its intentions to seek three seats on the Acxiom board of directors. What ensued was the first proxy contest in Acxiom's history, one we were able to successfully resolve in August 2006.

Then, in May 2007, we announced another first for our company – the agreement our board had reached with ValueAct Capital and Silver Lake Partners to acquire Acxiom. The resolution in this case was unsuccessful, as after much due diligence and discussion the agreement ultimately was terminated.

It is fair to call those unprecedented events a "roller coaster ride," but it is critically important to note that through the ups and downs Acxiom maintained our historic focus of taking proactive steps to help our clients be more successful – today, tomorrow and beyond.

Our fiscal 2007 results showed a solid improvement in earnings, year over year, but revenue didn't grow as quickly as we'd anticipated. In the first two quarters of fiscal 2008, the revenue woes continued. But we are confident we're pursuing the right strategies to accelerate revenue growth.

That's because through all the distractions of the last year-plus, we never slowed the momentum in transforming our business to help clients be successful in this changing marketplace. Our work to increase our on-line marketing capabilities and to help our clients integrate their off-line and on-line campaigns to create holistic, consumer-centric marketing initiatives represents primary components of that transformation.

Those efforts spell opportunity for our clients and for Acxiom, as the demand for our products and services driven by on-line channels has expanded our company's marketable universe.

We've made strategic acquisitions – including Equitec, Kefta, Harbinger and EchoTarget – to increase our pace of growth and improve our capabilities in the digital marketing space and to give us more relevant industry-specific solutions.

Simultaneously, we've developed new products to put our existing data assets and customer data integration expertise to work in the on-line world, including Acxiom Relevance-X™ and ConnectionPoint-X™. These solutions are the most visible evidence of Acxiom's growing commitment to serve our clients by delivering the right information to the right place at the right time to drive better real-time decisions at the point of customer interaction – whether that's face to face, on the phone or on-line.

We continue to apply that same client-focused approach to *all* our major strategic initiatives. For example:

- We have developed market-driven, industry-specific solutions that address the unique business needs of the primary verticals we serve. Our acquisition of Equitec, for example, has increased our relevance in the retail and consumer goods industries and allowed Acxiom to deliver more customer insight to clients who put that intelligence to work to improve their merchandising and site selection capabilities.

- We have grown our consulting and analytics expertise. Our suite of diagnostic consulting solutions helps clients better understand the quality and effectiveness of their data and data management initiatives, as well as how to better leverage Acxiom solutions to increase profitability. These consulting solutions have shorter sales cycles, cast Acxiom as a thought leader, generate additional "pull-through" revenue in the sales of our more traditional products and services and strengthen relationships with senior executives in our clients' businesses.

- We have increased our ability to meet clients' risk management needs through our comprehensive Insight solution suite – including identity resolution, employment screening, debt collection and law enforcement applications. And we increased our ability to address security risks with our acquisition of Harbinger, an industry leader in developing software tools and training programs for personnel involved in homeland defense, national security and the prevention of international terrorism.

All of these innovations will help Acxiom capitalize on our expanding marketplace opportunity. Meanwhile, we remain hard at work pursuing vast opportunities in markets we haven't yet penetrated.

We continue to work to develop solutions that will be installed and managed on clients' data center floors, opening up a new world of opportunity for Acxiom within the customer relationship management, business intelligence and master data management markets.

Innovation has been a hallmark throughout Acxiom's history. Many of the defining milestones in our company's history have had technology innovation at their core. And I know that Acxiom will continue to grow through innovation-driven developments – whether in new areas like digital marketing and risk management or in continuing to improve and deliver our core, traditional products, services and solutions.

Innovation … a client- and market-driven focus … a continuous expansion of our capabilities … these are same qualities that have helped Acxiom grow and remain a market leader for almost 40 years. And the fact they remain at the core of our company's way of approaching business is one important reason I know that when I retire in the coming months, I will be leaving an Acxiom that is well positioned to continue to succeed.



**Charles D. Morgan**
Company Leader & Chairman of the Board

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-13163

ACXIOM® CORPORATION
(Exact name of registrant as specified in its charter)

| DELAWARE | 71-0581897 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

| 1 INFORMATION WAY, P.O. BOX 8180, LITTLE ROCK, ARKANSAS | 72203-8180 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

(501) 342-1000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.10 Par Value
(Title of Class)

Preferred Stock Purchase Rights
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [X]  Accelerated filer [ ]  Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ]  No [X]

The aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of the registrant's Common Stock, $.10 par value per share, as of September 30, 2006 as reported on the Nasdaq National Market, was approximately $1,434,785,259. (For purposes of determination of the above stated amount only, all directors, executive officers and 10% or more shareholders of the registrant are presumed to be affiliates.)

The number of shares of Common Stock, $.10 par value per share, outstanding as of May 25, 2007, was 79,827,662.

[THIS SPACE LEFT BLANK INTENTIONALLY]

## Table of Contents

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of Acxiom's Proxy Statement for the 2007 Annual Meeting of Shareholders ("2007 Proxy Statement") are incorporated by reference into Part III of this Form 10-K.

# PART I

## AVAILABILITY OF SEC FILINGS AND CORPORATE GOVERNANCE INFORMATION

Our website address is www.acxiom.com, where copies may be obtained, free of charge, of documents which we have filed with the Securities and Exchange Commission. Included among those documents are our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. Copies may also be obtained through the SEC's EDGAR site, or by sending a written request for copies to Acxiom Investor Relations, 1 Information Way, Little Rock, AR 72202. Copies of all of our SEC filings were available on our website during the past fiscal year covered by this Form 10-K. In addition, at the "Corporate Governance" section of our website, we have posted copies of our Corporate Governance Principles, the charters for the Audit, Compensation, Finance, and Nominating / Governance Committees of the Board of Directors, the codes of ethics applicable to directors, financial personnel and all employees, and other information relating to the governance of the Company.

## CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This document, the documents that we incorporate by reference, and other written reports and oral statements made from time to time by us and our representatives contain forward-looking statements. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding our financial position, results of operations, market position, product development, growth opportunities, economic conditions, and other similar forecasts and statements of expectation. We generally indicate these statements by words or phrases such as "anticipate," "estimate," "plan," "expect," "believe," "intend," "foresee," and similar words or phrases. These forward-looking statements are not guarantees of future performance and are subject to a number of factors and uncertainties that could cause our actual results and experiences to differ materially from the anticipated results and expectations expressed in such forward-looking statements.

The forward-looking statements contained in this report include the items set forth on pages F-3 - F-25 in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") attached hereto. In light of the risks, uncertainties and assumptions set forth in the MD&A, we caution readers not to place undue reliance on any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information or otherwise.

## Item 1. Business

### Overview

Acxiom Corporation ("Acxiom" or "the Company") (Nasdaq: ACXM) integrates data, services and technology to create and deliver customer and information management solutions for many of the largest and most respected companies in the world. The core components of Acxiom's innovative solutions are customer data integration ("CDI") technology and services, data, database services, information technology ("IT") outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, and in Australia, China and Canada.

Acxiom provides the consultative thought leadership and visionary technology solutions that top corporate executives require to consolidate data across their companies to achieve accessible and actionable business intelligence. We are at the heart of our clients' information management strategy and infrastructure, helping them transform information into insight to improve their marketing and business results. We help companies consolidate, store, manage and deliver information – where it's needed, when it's needed. In addition, we offer data-driven, technologically sophisticated solutions that help our clients make the right business decisions regarding how they market to consumers and how they manage risk.

Acxiom's innovative offerings include our consumer and business data content; database management and marketing services; Customer Data Integration services; digital products and services; professional consulting services, including analytics and privacy expertise; risk mitigation; and grid-based IT services and outsourcing.

Our client base in the U.S. consists primarily of Fortune 1000 companies in the financial services, insurance, information services, direct marketing, media, retail, consumer packaged goods, technology, automotive, healthcare, and telecommunications industries. Every day, Acxiom clients benefit from our nearly four decades of serving the information, technology and marketing services needs of companies around the world. We believe that our commitment to innovation and delivery excellence, combined with our client-focused philosophy, is unrivalled.

We help our clients with:

- Marketing solutions built on our acquisition and customer marketing database framework for:
  - Customer acquisition
  - Customer growth and retention
  - Multi-channel integration
- Development of analytical tools, household segmentation products, and marketing support infrastructure to help our clients better understand their prospects and customers
- Creation of a single customer view through our customer recognition solutions
- Database design, data content and data quality through our Customer Data Integration solutions, which include our AbiliTec® and InfoBase® offerings
- Large-scale data and systems management through strategic IT infrastructure outsourcing
- Re-engineering of our clients' information technology capabilities and development of their "data factories"
- Integrated digital marketing solutions for campaign management across multi-media channels, including personalized e-mail, targeted websites, banner and other Web advertisements, search engines and direct mail/print
- End-to-end direct marketing agency services
- Risk information, scoring and analytics for risk management

Our solutions are designed to meet the specific needs of our clients and the industries in which they operate, and we target organizations that view data as a strategic competitive advantage and an integral component of their business decision-making process.

**The Information Services Industry**

In today's technologically advanced and competitive business environment, companies are using vast amounts of customer, prospect and marketplace information to manage their businesses. The information services industry provides a broad range of products and services designed to help companies manage customer relationships. Acxiom's technology, services, and premier data content combine to enable our clients to efficiently access and manage information throughout the enterprise. We're doing this on an increasingly global scale as our clients ask us to provide the same services we've delivered in the U.S. to their global efforts.

We believe that the following current trends and dynamics of the information services industry provide us with multiple growth opportunities:

- Increasingly targeted, interactive/digital marketing strategies accompanied by erosion of mass media as preferred method to reach consumers
- Consumer empowerment – new ways to get information and entertainment

- Move toward non-traditional communication tools and technology
- IT transformation and adoption of grid technology
- Growing targeted industry applications for image recognition technology
- Technology advancements in data management, removing structured vs. non-structured data impacts
- Increasing demand for business intelligence – transforming huge stores of data into insight for real-time and operational decision making
- Consumer privacy, security and fraud management demands
- Changing competitive landscape; consolidation
- Globalization

These trends are driven by the changing needs of our clients in an evolving marketplace. The combination of demographic shifts and lifestyle changes, the proliferation of new products and services, and the evolution of multiple marketing channels have made the information management process increasingly complex. Marketing channels now include cable and satellite television, telemarketing, direct mail, direct response, in-store point-of-sale, on-line services, and the Internet. The multiplicity of these marketing channels creates ever-increasing volumes of data and has compounded the growth and complexity of managing data.

Advances in computer and software technology have also unlocked vast amounts of customer data which historically was inaccessible, further increasing the amount of existing data to manage and analyze. As these data resources expand and become more complex, it also becomes increasingly difficult to integrate all the fragmented, disparate and often outdated information. The challenge to obtaining accurate and complete customer data lies in obtaining, enhancing and integrating data from across an organization to form a single, comprehensive view of individual customers. Companies are increasingly looking outside of their own organizations for help in managing the complexities of their information needs. The reasons for doing so include:

- Allowing a company to focus on its fundamental business operations
- Avoiding the difficulty of hiring and retaining scarce technical personnel
- Taking advantage of world-class expertise in particular specialty areas, including consulting and analytics
- Benefiting from the cost efficiencies of outsourcing
- Avoiding the organizational and infrastructure costs of building in-house capability
- Benefiting more from the latest technologies

Advances in information technology and fragmentation of the media, combined with the ever-increasing amounts of raw data and the changing household and population demographics, have spurred the transition from traditional mass media to targeted one-to-one marketing. One-to-one marketing enables the delivery of a customized message to a defined audience and the measurement of the response to that message. The Internet has rapidly emerged as an ideal one-to-one marketing channel. It allows marketing messages to be customized to specific consumers and allows marketers to make immediate modifications to their messages based on consumer behavior and response. In many cases, digital marketing can also accomplish these objectives far more cost effectively than existing marketing media. Acxiom's enterprise information services are at the heart of these evolving business needs.

**Customer Information Management**

Most businesses are aware that the various types of data they gather and maintain – customer, product, financial, sales and marketing – can be a competitive resource for acquiring and retaining customers, provided that the information is well-maintained and optimized throughout the organization. Acxiom specializes in helping companies manage and optimize their customer information across channels, with applications ranging from customer and prospect marketing to customer lifecycle management to business intelligence. In the end, it's about using customer information to drive better business decisions.

Acxiom's services help companies answer important business questions, such as:

- Who are our existing customers?
- Who are our prospective customers?

- Who are our most profitable customers?
- What are the common traits of our existing customers?
- What do our customers want and when do they want it?
- How do we service our customers?
- How should we price our products and services?
- What distribution channels should we use?
- What new products should we develop or what old products should we retire?

Customers today want companies to recognize them, understand them, listen to them, and value them. There can be many challenges, including multiple silos of customer data within an enterprise, more touchpoints for interacting with customers than ever before, and customers' desire for greater control over the conversations they have with the companies with which they do business. But for companies willing to invest in customer information management, there are solutions. A recent Gartner report ("Customer Information and Insight Are the Lifeblood of CRM," by John Radcliffe and Gareth Herschel, March 1, 2007) says, "The creation, maintenance and deployment of accurate, complete, and timely customer information and insight are the foundation for CRM." It goes on to say that, "strong customer information strategies give organizations the ability to optimize customer interactions and deliver consistent customer experiences."

Recognizing a customer across an organization requires creating and leveraging a single view of each customer for operational, marketing and analytical purposes. That single customer view can most effectively be obtained through Customer Data Integration (CDI), the combination of technology, processes and services needed to create and maintain an accurate, timely and complete view of the customer across multiple channels, business lines and, potentially, enterprises, where there are multiple sources of customer data in multiple application systems and databases. The ability to successfully target, acquire, develop and retain customers depends on the availability, at the time and place of need, of high quality, comprehensive, up-to-date customer information and insight.

CDI's critical role is reflected in one of Gartner's "Strategic Planning Assumptions" which asserts that, through 2008, the creation of an accurate, timely and rich single view of the customer across channels and lines of business will be a key enabler for reducing costs, managing risk, and increasing revenue and profitability in customer-centric organizations.

In Forrester Research's March 6, 2006 report entitled "Trends 2006 – Master Data Management," analyst Ray Wang says that "trusted data sources" like Acxiom increase the quality and timeliness of customer data, and that "continuous information refresh" not only improves customer matching accuracy but also validates data in real time and can trigger actions based on external events. Wang also states that the CDI market shows tremendous growth, and that in the aggregate, CDI vendors are closing about 45 to 55 deals a year. According to the article, CDI installations average $1.05 million to $1.13 million for licenses and require implementation services in the $3.53 million to $4.05 million range. Forrester forecasts CDI growth rates of 35 percent in 2007 and 30 percent in 2008 for software licenses and professional services.

For today's consumers, it is not enough to be recognized by the companies with which they do business; they also want to feel that their preferences are understood. They want the right offer at the right time and at the right price. A recent Forrester report ("How Technology Enables Inbound Marketing," by Suresh Vittal, January 9, 2007) cites growing consumer impatience with the volume and irrelevance of outbound communications and points out the consumer's desire to have more relevant, productive conversations when they interact with businesses. Companies today are making investments in analytics and data that tell them more about their customers, as well as in the channels that are highly addressable. In a recent Forrester Research survey of senior executives at 176 large companies, they found that 60 percent felt that it was "critical" and 36 percent felt that it was "very important" to improve the customer experience ("Trends 2007: CRM," by William Band, March 1, 2007). Gartner predicts that by the end of 2007, 60 percent of Fortune 1000 companies will increase their investments in highly addressable/highly aware channels by 40 percent, with an objective of raising overall response and conversion rates. ("How to Improve Campaign Management Effectiveness," Adam Sarner, February 6, 2007).

Ultimately, most companies want their customers to feel valued. A generic "Dear Valued Customer" letter to a long-time, loyal, profitable customer is likely to do more harm than good. Instead, customers feel valued when they are recognized consistently across various marketing channels, are offered products and services that are relevant to them individually, and are communicated with based on their preferred method of contact.

**Enterprise Information Services for Risk Management**

In addition to helping companies improve marketing results, another application for Acxiom's enterprise information management solutions is in a company's efforts to combat fraud and identity theft. As customer contact channels proliferate and data volumes continue to increase, the opportunity for fraudulent activity multiplies. Customer recognition capabilities are important tools to verify that customers are who they say they are. As reports of instances of identity theft continue to increase, enterprise risk management has become a top concern for financial services as well as many other firms.

**Our Competitive Strengths**

The following competencies enable Acxiom to not only capitalize on the previously described market trends to drive growth, but also represent competitive differentiators that we believe uniquely position us to deliver high-value solutions for the information needs of our clients:

*Ability to Transform Enterprise Information into Business Critical Insight*

We believe that we are uniquely positioned to help our clients turn information into insight, to improve their marketing and business results. Our ability to deliver the right data to the right place at the right time to power marketing, risk management, and other critical business decisions is demonstrated by our nearly four decades of experience delivering information management services, and is enabled by our core competencies of:

- Data content and products
- Data integration, management and delivery capabilities
- Information systems technology and management (including our innovative grid technology)

*Accurate and Comprehensive Data Content and Products*

We believe that we have the most comprehensive and accurate collection of U.S. consumer, property and telephone marketing and risk management data available from a single supplier. We believe we process more mailing lists than any company in the U.S. Our InfoBase consumer database contains more than 40 billion data elements and covers almost all households in the U.S. Our real estate database, which includes most major U.S. metropolitan areas, covers approximately 92 million properties. We believe our InfoBase TeleSource product represents the most comprehensive repository of accurate telephone number information for listed business and consumer telephone numbers in the U.S. and Canada. Our clients use this data to manage existing customer relationships and to target prospective customers. We also have strong "reference" data assets – information that clients use for non-marketing purposes, including data used in our employment screening and fraud and risk management solution offerings.

Acxiom's offerings in Europe are closely aligned with those in the U.S. We are the leading provider of consumer data with industry-leading databases, with both household coverage and data depth. In the U.K. alone our InfoBase Lifestyle Universe product contains data on over 38 million adults residing at 21 million households covering over 95% of the U.K. population. In the U.K., Germany, France, Poland, Portugal and The Netherlands, we maintain consumer data collection programs in order to build proprietary data products. Acxiom provides leading customer information in these European countries in which it now has physical operations. Our European customer information and segmentation offerings are similar to our InfoBase offerings in the U.S. and in the U.K. While there are some differences between InfoBase in the U.S. and the U.K. and differences country-to-country for InfoBase equivalents, the core value proposition to Acxiom clients remains the same regardless of location.

In Canada, Acxiom designs, builds, and hosts customer and prospect data warehouses for clients in the retail, consumer packaged goods, and financial services industries. We also provide data integration services to numerous Global and U.S.-based customers who market into Canada. Our Canadian Infobase product offers broad coverage of both businesses and consumers in Canada.

In Australia, Acxiom is a leading supplier of consumer, business, telephone and property information for marketing purposes. Under a range of brand names, Acxiom's data products are used by major financial institutions, telecommunications companies and retailers to help them strengthen their customer relationships and grow their market share. Our clients use data from our databases to target prospective customers and strengthen relationships with their existing customers.

In China, we operate a business intelligence, customer relationship management, and data management company headquartered in Shanghai with additional operations in Beijing. It provides data, database management, and data services to a number of Asian and international clients.

*Industry-Leading Customer Data Integration, Data Management and Data Delivery*

We invented the term "Customer Data Integration" and believe that we are unparalleled in our ability to transform and integrate massive amounts of data. Based on our knowledge of the industry, we believe that we have no peers when it comes to building and managing huge databases. We believe that is why so many of the largest companies across many industries have chosen Acxiom as their data management partner. And we have the ability to help our clients execute their enterprise-wide data management initiatives. We help deliver the right data to the right place at the right time to power all sorts of business decisions.

With our new data factory line of business we are creating a new market space for Acxiom with our ability to integrate and transform voluminous, raw data input from multiple sources into enriched customer-defined information products. In addition, we have industry-leading capabilities in e-mail marketing and Web-based services. These capabilities come with a serious responsibility for privacy and security. We are committed to securing the data we manage, and we work closely with our clients to ensure that it is used only for proper purposes.

Data integration for enterprise data management - We believe that our Customer Data Integration capabilities, powered by AbiliTec, combined with related real-time customer recognition software and infrastructure, are the leading solution for companies seeking to better integrate their customer data and manage their customer relationships. CRM involves analyzing, identifying, acquiring and retaining customers. Knowledge delivered directly and immediately to a desktop or other customer point of contact in real time is critical to the CRM process. Acxiom's Customer Data Integration products and services are designed to fully meet these challenges for its clients.

As the basic infrastructure for integrated CRM solutions, AbiliTec allows the linking of disparate databases across a client's business and makes possible personalized, real-time CRM at every customer touchpoint. AbiliTec's unprecedented scope, accuracy and speed contribute to Acxiom being established as the Customer Data Integration leader, using AbiliTec both as an internal processing tool and as the enabler of the single customer view that drives true, one-to-one marketing.

AbiliTec permits up-to-the-minute updating of consumer and business information with our data, thereby creating a new level of data accuracy within the industry. By applying this unique, patented technology, we are able to properly cleanse data and eliminate redundancies, update data to reflect real-time changes, and combine our external data with our clients' internal data.

The financial benefits for our clients generated by faster processing times are multi-faceted. Our clients gain advantages from AbiliTec by:

- Greatly improving the speed with which campaigns are brought to market in order to seize opportunities more quickly.
- Leveraging shorter turnaround times to increase the frequency of data warehouse updates. With AbiliTec, some Acxiom clients have moved from monthly to weekly updates, others from weekly to nightly, and some utilize the technology in an on-line transaction processing ("OLTP") mode to update their data continuously, as new information becomes available.

- Basing marketing and other business decisions on more accurate data. In the world of customer or prospect data warehouses, fresher information equals more accurate information. Integration of correct names and addresses also ensures that more accurate data is reflected for the customer or prospect.

Also, AbiliTec enables our clients to better serve the consumer privacy preferences of their customers. Just as AbiliTec allows businesses to create a single view of their customers in real time for marketing purposes, it makes it much easier for businesses to allow their customers to access, correct and selectively opt-out their information, provide better safeguards around their customers' information, and facilitate the addition of information such as preference in time and manner of contact.

End-to-end data warehousing and business information solutions – Over the years, Acxiom has designed, developed, managed and operated massively large-scale databases for some of the world's largest, most successful companies including, for example, CitiGroup, GE Finance, Federated Department Stores, IBM and Sears.

*Information Systems Technology and Management*

We have extensive expertise and large-scale capacity in managing data centers – our own and those we manage for our outsourcing clients. Some of the most tangible examples of our commitment to innovation can be found in our data centers. Our grid computing environment is evidence of the strides we have made with this scalable, configurable platform. It is our capability around information systems and management that enables our other core competencies, and is the foundation for all we do.

Our state-of-the-art data centers, computing capacity and operating scale enable us to access and process vast amounts of raw data and to cost effectively transform the data into useful information. We currently manage 6 petabytes of storage, which includes over 2.7 petabytes of database solutions. A petabyte, the scale often used when measuring large computer storage, is the equivalent of 1000 terabytes, or one quadrillion bytes.

Our open system environment allows our clients to use a variety of tools, and provides the greatest flexibility in analyzing data relationships and optimizes our clients' requirements for volume, speed, scalability and functional performance.

Leveraging grid technology - Intelligent, enterprise-wide decisions rely on timely, information-rich business processes to drive competitive differentiation. Analytics-based decisioning — powered by customer, product, process and people information — is the critical enabler of strategy. With the grid-powered Business Information Grid™, Acxiom has successfully created a powerful infrastructure that can integrate the necessary data and computing resources and enable collaboration to optimize business processes and achieve strategic goals.

- Customer-relationship-driven businesses are intent on building business processes that are "customer-intimate" to support acquisition and customer experience goals by delivering the optimal offer and treatment in real time, whether at the point of sale or service.
- Product-differentiation strategies are enabled by understanding preference, psychographic and demographic imagery and lifestyle trends, and then engineering products and services that are targeted at adopting segments.
- Organizations committed to operational excellence are focused on leveraging supply-chain information to minimize working capital while ensuring that customer service levels surpass customer price-point-based expectations.
- These diverse business objectives have a common value driver - they are enabled by information-rich business processes that improve the quality and timeliness of decision-making.

In this digital age, marketing and treatment personalization demands flexibility and throughput from the IT infrastructure. With predictive analytics techniques embedded in customer touchpoint strategy, computing horsepower is a prerequisite. And with identity management at the center of the customer relationship, the enterprise must have technologies which prevent fraud and mitigate risk. Competitors in this new era of information stewardship also must comply with internally and externally driven security and privacy policies.

Over time, these business initiatives have created increasingly complex IT environments with heterogeneous hardware/operating systems and disparate data warehouse architectures, all posing significant challenges to the IT executive's ability to meet the information demands of internal clients. These internal clients are typically organized in vertical business units requiring 360° views of the customer by integrating business-unit and third-party data.

To meet these business needs cost effectively on a common information processing platform that can be leveraged enterprise-wide, innovation is required — innovation in fundamental interoperability with a vision of providing business insight to decision makers. By clearly defining organizational strategy and linking process management goals with this type of pioneering information technology, an organization can deploy this ground-breaking IT infrastructure enabling the information-rich enterprise to execute real-time decisions for differentiated customer experiences, products and processes and delivering sustainable competitive advantage.

The Business Information Grid is an integrated, grid computing solution based on a service-oriented architecture designed to unlock the potential of enterprise-level business information by incorporating the following:

- High-performance computing power and scalable data storage
- Integrated customer data management and cleansing capabilities
- Integrated access to enterprise and third-party data assets
- Closed-loop analysis, decision making and deployment in batch or real-time environments

In fiscal 2006, Acxiom entered into a technology and distribution agreement with EMC Corporation where we combined our grid technology platform with EMC's portfolio of data storage, information management and resource management solutions to help clients take advantage of the more scalable, flexible grid-based information infrastructure – the Business Information Grid. As part of the agreement, EMC acquired our information grid software, and we retained the right to have access to the software as well as to further developments to the software for continued use in connection with our own business. Together with EMC, we are jointly developing and marketing a solution to customers, initially as a hosted offering from our facilities and, over time, to integrate relevant systems, software, services and data from both companies into a complete product-based information grid solution for clients to deploy within their own enterprises. As a key component of next-generation information infrastructure, grid technology enables clients to improve computer utilization, enhance information access and workflow, optimize distributed information access, and deliver faster time-to-results.

Acxiom has been an industry leader in developing grid-based technology, which works by breaking down large jobs into smaller, separate tasks, then assigning them to computers linked together in the grid. Large mainframe computers process jobs linearly, *i.e.*, they must first complete one task before going on to the next. Grids, on the other hand, can process separate tasks simultaneously, thereby providing much faster results. Additional servers connected through the grid can be called into service as needed to assist during peak workload periods, thereby making the most of their combined available power. Utilization of the grid enables clients to avoid multi-million dollar up-front investments in servers, resulting in significant cost savings. In addition, the grid enables us to offer our services to a broader range of clients, including companies whose processing needs are on a much smaller scale than that of our historical clientele. Benefits of a grid platform include:

Performance - The grid-based architecture uses a large quantity of less expensive servers to replicate the performance of a supercomputer that would cost many times more. When clients need to increase their processing capability, we simply allocate an additional "node" or personal computer processor to the grid, rather than having to invest in another large, expensive computer. Jobs that could take up to eight hours on a mainframe can be completed in 20 minutes on the grid.

Scalability - The grid-based architecture allows us to add additional storage as clients need it, thereby providing on-demand capacity. This enables our clients to store historical data for use in trending, modeling and analytics, creating more sophisticated and accurate models than ever before. The scalability works both ways: if less storage space is needed, we can scale back the amount of grid dedicated to a particular client.

Adaptability - The solution is comprised of a standard set of components and tools. Using these "plug and play" components, it is easier and faster to set up new, repeatable and powerful processes. The standard framework can be easily configured for a specific client or industry as needed.

Security - Our security objective within the grid operation is that no intellectual property (*i.e.*, data, software, or algorithms) stored in or in transit to/from the grid can be copied or moved outside in a usable format without appropriate authentication and authorization.

We provide both traditional batch marketing solutions as well as real-time solutions, both via our acquisition and customer marketing database framework. We believe that through this framework -- which leverages large-scale databases, grid technology, InfoBase and AbiliTec -- Acxiom is leading the industry in a fundamental shift from traditional linear campaigns to continuous campaign management. We offer our clients weekly, daily and even real-time updates, thereby dramatically increasing the frequency with which they can execute marketing campaigns. The competitive advantage that may be gained by clients using the grid is improved marketing offers that drive a greater response, in addition to increasing the timeliness of campaigns and the revenues generated. Through our real-time marketing solutions, clients are able to get a consistent and immediately available customer view and decision engine that help them make effective, instantaneous marketing offers, based on comprehensive business rules, across all of their front-office applications.

*Privacy Leadership*

We have always taken an active approach with respect to consumer privacy. The growth of e-commerce and companies' needs for consumer information mean that we must work even harder to assure that our policies offer individuals the protection to which they are entitled. Consequently, we actively promote a set of effective privacy guidelines for the direct marketing, e-commerce, and information industries as a whole. Industry-wide compliance helps address privacy concerns across the globe. Furthermore, we are certified under the European Union Safe Harbor and contractually comply with other international data protection requirements to ensure the continued free flow of information across borders.

We have a dedicated team in place to oversee our compliance with the privacy regulations that govern our business activities in the various countries in which we operate. We are committed to the protection of consumer information by promoting policies within the industry that offer individuals the choices and protection to which they are entitled, while preserving the flow of information that provides the many conveniences consumers have come to expect. Our Global Privacy Officer has extensive knowledge of U.S. federal and state laws governing the use of information, and is sought by both policy makers and regulators for her views of effective use of personal information. She is a frequent speaker on privacy and customer relationship management, and she has published numerous articles and has participated in writing books on these subjects.

Our Fair Information Practices Policy outlines the variety of measures we take to protect consumers' privacy. A copy of this policy is posted on our website at www.acxiom.com. We educate our clients and associates regarding consumer privacy issues, guidelines and laws. Our policy also explains the steps that consumers may take to have their names removed from our marketing products and to obtain a copy of the information we maintain about them in our reference products.

Companies are assessing their privacy policies and beginning to recognize that newly developed customer data integration technology can help them honor an individual's preferences and address consumers' concerns. We believe that technologies such as AbiliTec will enable businesses to move beyond mere privacy "protection" and toward aggressive consumer advocacy. Just as AbiliTec allows businesses to create a single view of their customers in real time for marketing purposes, it makes it much easier for businesses to honor their customers' preferences and selectively opt out of certain practices, and provide better safeguards around their customers' information.

Privacy legislation is pending in Congress and in most of the 50 states, and we anticipate that additional legislation will continue to be introduced in the future, both in the U.S. and abroad. We are supportive of legislation that codifies the current industry guidelines of notice and opt-out regarding whether or not a consumer's personal information is shared with independent third parties for marketing purposes. Acxiom also supports legislation requiring all custodians of sensitive information to deploy reasonable information security safeguards to protect that information.

*Service Culture and Ability to Deliver*

Service has been at the heart of who we are for decades. In fact, it is one of Acxiom's core values:

- Leadership: Inspiring Others to Succeed
- Teamwork: Achieving Greatness Together
- Integrity: Doing the Right Thing
- Innovation: Envisioning and Seizing the Future
- Service: Going the Extra Mile

At Acxiom we have always been very client-focused, willing to adapt our approaches to suit our clients' needs. Our commitment to service is demonstrated at Acxiom in many ways. It is the willingness to go to extraordinary lengths to help, no matter what the situation. It is equally applied to serving external clients and internal stakeholders. Our clients consistently report that their Acxiom teams get the job done regardless of obstacles. We believe that our client-focused philosophy and ability to deliver represent a unique competitive differentiator in our market space. In a January 2006 report on database marketing services providers, Forrester Research reported that Acxiom received the highest customer feedback of any company in this evaluation – a nearly perfect score – for reliability of execution and operations. Acxiom was described by its clients as "ultra-reliable."

We have consistently been recognized for our leadership in a number of areas, including technical innovation and marketplace excellence. In fiscal 2007, Acxiom:

- was named as one of the top 30 providers of financial services in the "FinTech 100" listing of the top technology providers as complied by *American Banker* and the research firm Financial Insights;
- saw its Acxiom Digital business ranked No. 17 by *Advertising Age* magazine on its list of top 50 interactive agencies based on annual U.S. revenues;
- was included on *Forbes* magazine's "Platinum 400" list of the best large publicly traded companies in America;
- was awarded the prestigious Bronze Spotlight award by the League of American Communications Professionals in the category of print, e-mail and web communications; and
- was named as the winner of eight ADDY awards by the Arkansas Advertising Federation for its branding and advertising campaign.

These awards follow similar recognition in previous years, such as when Acxiom's innovation in the use of grid-computing applications led to it receiving the prestigious 21st Century Achievement Award from the *Computerworld* Honors Foundation in 2006 for positive contributions to the global information technology revolution. The company in 2005 was also named one of the "Best Places to Work in Information Technology" by *Computerworld* magazine, the fourth time we've ranked in the top 100 work environments for technology professionals.

Acxiom received the Data Warehousing Institute's 2004 Best Practices Award for "Radical Data Warehousing/Business Intelligence." We were also named to the 2004 *CIO* 100 ranking of top companies that best demonstrate organizational agility, and we were recognized by CRM magazine as a Data Quality Market Leader. And *Fortune* magazine has named Acxiom as one of the 100 Best Companies to Work for in the United States for five of the last nine years.

**Our Growth Strategy**

Our growth strategy is built upon our fundamental competencies, is aligned with market growth drivers, and includes the following strategic components:

- **Grow our core services and data business.** We will capitalize on existing opportunity for growing our core services and data business, and we will remain focused on preserving and protecting our existing business.

- **Expand our business through new markets, offerings and distribution channels.** We will expand through entering new, related markets; introducing new, innovative offerings; and finding new channels for broader distribution of our offerings.

- **Improve our operational effectiveness**. We will implement operational efficiencies in all aspects of our business.

For each component of our growth strategy, we have defined strategic objectives and assigned senior leadership accountability for execution.

The introduction of Acxiom's risk mitigation suite of offerings is one example of execution on our strategy to expand into new, related businesses. Through Acxiom Insight, we offer a powerful combination of deep data resources and technology with the kinds of analytics and scoring that are necessary for businesses to fight fraud and mitigate risk. Combined with Acxiom's fraud management platform and the Acxiom Information Security Services business, this new line of business delivers a broader suite of offerings that address the complete risk mitigation spectrum.

Through Acxiom Digital, a leading provider of integrated on-line marketing solutions for global 2000 companies, we offer our clients a full suite of direct marketing services designed to meet the challenges of today's marketing environment. Acxiom Digital uses a proprietary technology platform to deliver on-line marketing campaigns, and it offers an end-to-end solution that includes designing, sending and analyzing the results of each campaign. Campaigns are executed across multiple media channels, including personalized e-mail, targeted websites, Web advertisements, search engines and direct mail. Together with Acxiom Direct, we believe that we are positioned to meet both the large-scale needs of our traditional customers (the nation's top-tier marketers) as well as the smaller-scale needs of mid-tier marketers.

Additionally, Acxiom has a defined "People Strategy" that is aligned with our growth strategy. Key components include:

- Creating innovative programs that set us apart from other employers
- Ensuring we have the right people, in the right place, at the right time to support our business and financial objectives
- Providing the right information to effectively monitor success

**Business Segments**

We report segment information consistent with the way we internally manage our operations to assess performance and to allocate resources. During the past fiscal year we managed the business under two segments, the U.S. Services and Data segment and the International Services and Data segment. Both of the segments include consulting, database and data warehousing, list processing services, data content and software products. U.S. Services and Data also includes information technology outsourcing and facilities management for data center management, network management, client/server management and other complementary IT services.

We annually evaluate the segment allocations in light of our current internal operations and make adjustments as necessary. We evaluate the performance of the segments based on segment operating income, which excludes certain gains, losses and nonrecurring items. Information concerning the financial results of our fiscal year 2007 business segments and the total assets of each business segment is included in Note 20 of the Notes to Consolidated Financial Statements and in Management's Discussion and Analysis of Financial Condition and Results of Operations which are attached to this Annual Report as part of the Financial Supplement.

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*U.S. Services and Data Segment*

Our U.S. Services and Data segment provides solutions that integrate and manage customer, consumer and business data using our information management skills and technology, as well as our InfoBase data products. We believe that AbiliTec, which provides Customer Data Integration capabilities, together with our acquisition and customer marketing database solutions, positions us for a greater share of the growing demand for integrated customer management solutions. Our grid technology, AbiliTec linking technology, acquisition and customer marketing database solutions, InfoBase data, and intellectual property for building and managing large-scale database environments give our clients the ability to reach their customers more rapidly, efficiently and accurately and to target their sales efforts accordingly. We build customer and information management solutions for our clients in the following service areas:

- Marketing database and data warehouse design consulting
- Data integration
- Data warehouse/database management and delivery
- Marketing applications
- List processing

Our AbiliTec-enabled solutions allow us to more effectively integrate and manage data. We believe that AbiliTec is the leading software solution for companies seeking to integrate and manage their customer data and customer relationships. It allows the linking of separate, disparate databases across a client's business, provides unprecedented speed and accuracy and permits real-time updating of consumer and business information. AbiliTec is a software product that is licensed to our clients and sold through the following channels: enterprise, database, channel partner, service bureaus and direct marketing. Our AbiliTec-enabled solutions deliver more accurate, accelerated data solutions that help businesses reduce costs, gain a better understanding of their customer base, and build loyal, trust-based customer relationships.

Based upon our knowledge of the industry and our competitors' products, we believe our InfoBase and Personicx® products, as well as our fraud management platform products, represent the industry's most comprehensive and accurate relationship management, risk management, and operational efficiency data product offerings. They are available either on a stand-alone basis or integrated into our customized service offerings.

We have e-mail marketing capabilities as well as hosted Web applications and messaging technology infrastructures which allow us to better deliver integrated campaign management, analytics, and e-messaging services focused on strategic data-driven marketing results. With recent acquisitions, we have added expertise in the areas of marketing and merchandizing optimization in the retail industry, as well as in the areas of homeland defense and national security.

We use a variety of different types of data such as publicly available information, public record information, summarized customer information, customer contact information, self-reported information and Acxiom proprietary data. Accuracy is one of our primary concerns, and we have processes in place to maintain a high level of quality in our products.

Our information technology outsourcing services enable our clients to focus on their core businesses while we manage their technical infrastructure needs. We provide the IT services for large systems, midrange and client/server platforms and networks. Acxiom delivers value by leveraging our unique products and services, such as our grid platform, data, technology and marketing services. This in turn enables companies to maximize the value of their customer relationships.

Our data center outsourcing services give our customers a secure, high-performance network and computing environment, supported by experienced IT professionals. The benefits include:

- Maximization of value from IT assets and information system staff
- Computing and network capacity driven by client demand

- Highly scalable computing and network environments
- "24 x 7" system availability

Our IT solutions cover the computing needs of our clients, ranging from full mainframe and midrange information processing centers to desktop applications. Acxiom currently operates several large, high-availability data centers around the globe, manages high-speed networks, and hosts Internet e-commerce applications. Acxiom's IT services have the added specialty of supporting the very large databases needed by companies who sell to consumers. We have developed a storage-centric IT infrastructure to manage the massive amounts of data these companies require. Our leadership in grid technology provides our clients with a flexible and scalable approach to on-demand access, management and updating of customer data for advanced analytics and database marketing. We provide the infrastructure and managed services that power our customer and information management solutions.

We offer technology services in the following areas:

- Mainframe platform outsourcing
- Midrange and client/server platform outsourcing
- Network management
- Web hosting management
- Storage management
- Security management
- "Data Factory" reengineering leveraging the grid infrastructure
- Business continuity services

*International Services and Data Segment*

Our International Services and Data segment provides customer data, data management, risk management and business process outsourcing solutions to clients across the globe. We are currently helping clients solve business problems in the following locations: Canada, Mexico, Puerto Rico, Brazil, United Kingdom, France, Germany, Poland, Portugal, The Netherlands, China, Australia and New Zealand. International offerings include:

- Customer Management Solutions - Including marketing databases, customer recognition, interactive solutions and decision support tools
- Customer Data Integration Solutions - Including advanced AbiliTec (information-based) customer data integration and traditional data hygiene/matching
- Data - Including a wide range of lifestyle data, specialist data, *e.g.*, suppression solutions, data collection solutions, segmentation solutions, interactive/online data, online access to Acxiom data, GIS data/solutions
- Consulting & Analytics and Privacy Leadership Consulting
- Business Contact Center - Based in the U.K., an integrated call center and fulfillment house serving all media channels
- Digital Services – Including e-mail marketing services

Our global vision is to provide market-leading customer data and data management solutions locally, while also helping our clients solve the challenges of multi-country customer information management and data integration. We intend to meet this challenge by cleansing, integrating, hosting and enhancing client customer data from a single architecture. Using postal standards from the postal authorities of approximately 235 countries, we anticipate that these services will fully leverage our grid technology and superior AbiliTec-driven data integration capabilities. Also incorporated are our InfoBase content, our Personicx segmentation solutions, and the expansive data assets of new international markets.

**Clients**

Our client base consists primarily of Fortune 1000 companies in the financial services, insurance, information services, direct marketing, publishing, retail and telecommunications industries. Some of our major clients include American Express, Bank of America, Baxter International, Capital One, CitiGroup, City of Chicago, DeLuxe,

Discover Card, eFunds, Federated Department Stores, GE, General Motors, Guideposts, HSBC Bank USA, HSBC Technology & Services (USA), IBM, Information Resources, Inc., JP Morgan Chase, Philip Morris, Primedia, R.L. Polk, RR Donnelley, Sears, Sprint, TransUnion and Washington Mutual.

Our 10 largest clients represented approximately 38% of our revenues in fiscal 2007. No single client accounted for more than 10% of our revenue during the last fiscal year. We seek to maintain long-term relationships with our clients. Many of our clients typically operate under long-term contracts with initial terms of at least two years in length. We have historically experienced high retention rates among our clients.

**Sales and Marketing**

As the global leader in customer information management, we transform data into actionable business intelligence. We make information intelligent. Our primary lines of business support our mission of integrating data, services and technology to create innovative customer and information management solutions. Our lines of business are:

- Customer Data Integration
- Data Products
- IT Services
- Digital
- Risk Mitigation
- Database Marketing
- Consulting

We maintain a strong focus on building and deploying industry-tailored solutions that address the challenges and opportunities unique to the companies in the industries we serve. Over the years, through our close relationships with many of the world's largest and most successful companies, we have developed a high degree of industry insight and expertise that helps us connect with our clients faster and more efficiently. We promote a sales and marketing-driven culture that encourages each associate to understand how he or she can better promote the sale of Acxiom solutions and the satisfaction of our clients. It complements the strong product/service delivery culture that historically has helped Acxiom succeed. This sales and marketing-driven attitude extends across the enterprise, and sales activities with major clients involve a high level of collaboration and cooperation across all levels of leadership in sales, marketing and operations.

We partner with some of the world's leading customer relationship management and enterprise information providers to create and distribute superior solutions for the market. Our partners include such companies as D&B, EMC, SAP and Oracle. We will continue to seek alliance opportunities with companies that can complement or expand our business by offering unique data content, strategic services, or market presence in a new industry.

**Pricing for Lines of Business**

We seek to establish pricing for all of Acxiom's line-of-business offerings so as to yield adequate returns on invested capital and overall margins that exceed pre-defined targets.

<u>CDI Services</u>

Market-based pricing guidelines are followed for Customer Data Integration (CDI) services such as data cleansing/postal hygiene, merge/purge processing, and customer recognition. When AbiliTec is licensed to our clients, it is priced under a subscription model. AbiliTec may be sold as part of an AbiliTec-enabled service and priced as a bundled offering such as a customer recognition solution.

Marketing Services

(a) *Marketing Database Services*

Data warehousing and database management solutions for Acxiom's top tier clients are typically custom engagements and prices are developed after examining the scope of effort and degree of complexity required to develop and maintain the solutions.. Changes in scope or on-going change management may result in additional fees to our clients. In its mid-tier and below markets, Acxiom offers pre-packaged or standard database solutions and components to clients seeking more economical options than pursuing a highly customized solution. Any customization of these standard solutions will result in additional fees.

(b) *Digital Services*

Digital e-mail marketing services are typically priced in multi-year arrangements using market-based pricing guidelines. Prices may be adjusted due to the degree of customization or complexity. Search and strategic marketing services are priced on both a retainer and project basis using standard pricing guidelines adjusted for specific program complexity and volume.

(c) *Direct Services*

Direct marketing services are typically priced on either a defined program retainer basis for one year or on a project-by-project basis. For annual or multi-year arrangements the prices are based on the program complexity and volume.

Data - Market-based prices are published for most of our data products. Licenses for our entire consumer or business databases for one or more years are priced individually. Data pricing typically follows a subscription model, a transaction model or a combination of the two.

Risk Mitigation - Market-based pricing guidelines are followed for all of the offerings within the Acxiom Insight line of business. Pricing within each offering varies substantially due to variables such as optional components, transaction volumes and delivery channels utilized. Identity verification solution pricing, employment screening, and data pricing follow a transactional model. Collection solution pricing and investigative solution pricing both follow a software license model.

Consulting - Analytics and consulting services are typically priced under a professional services model (time and materials). Certain types of analytical models may be priced on a fixed fee, per model basis.

IT Services - IT management services are custom solutions and prices are negotiated with each client individually. Pricing is highly dependent on service levels, transfer of assets, transfer of human resources and other infrastructure issues. Agreements are multi-year and additional fees can result from contracted growth rates, additional hardware and software required, and additional out-of-scope requests.

**Competition**

Although the information services industry in which we operate is highly competitive, we believe that we are the U.S. leader in our field of expertise. Within the industry, there are data content providers, database marketing service providers, analytical data application vendors, enterprise software providers, systems integrators, consulting firms, list brokerage/list management firms and teleservices companies that compete with us. Many firms offer a limited number of services within a particular geographic area, and several are national or international companies and offer a broad array of information services. However, we do not know of any single competitor that offers our entire range of products and services.

In the U.S. services arena, we compete primarily with in-house information technology departments of current and prospective clients, as well as firms that provide data warehousing and database services, mailing list processing and consulting services. Competition is based on the quality and reliability of products and services, technological expertise, historical experience, ability to develop customized solutions for clients, processing capabilities and price. We have three primary competitors in the data warehousing and database services and mailing list processing sectors.

In the U.S. data sector, we compete with two types of firms: data providers and list providers. Competition is based on the quality and comprehensiveness of the information provided, the ability to deliver the information in products and formats that the client needs and, to a lesser extent, the pricing of information products and services. We have four principal competitors in this market. We also compete with hundreds of smaller firms that provide list brokerage and list management services. An emerging market is the Internet-driven data market. This market consists of two primary areas of emphasis: the use of the Internet to collect and deliver data, and the use of e-mail addresses for reaching consumers for marketing. The addition of the Internet into the traditional compilation and distribution channels has made the market more diverse with potentially lower barriers to entry.

In the IT management market, competition is based on technical expertise and innovation, financial stability, past experience with the provider, marketplace reputation, cultural fit, quality and reliability of services, project management capabilities, processing environments and price. In this arena, we have four primary competitors and three lesser competitors, as well the in-house IT departments of current and prospective clients.

In Europe, we face similar competition as in the U.S. in terms of the scope and type of competition. While there is a broader range of competitors across Europe, particularly for customer data, the major competitors in both the services and the data markets are very similar to those that we have in the U.S.

In Canada, competition varies by service type, much like the U.S. market. There are a number of established local companies with offerings of data products and data integration services. One of these local companies, along with the Canadian subsidiaries of our primary U.S. competitors, competes against us in the database building and hosting market. In the outsourcing arena, our primary competitors are the same global companies against whom we compete in other markets, as well as the internal IT departments of our prospects.

In Australia and New Zealand, our competitors in the services arena are predominantly well-established local businesses or the in-house IT departments of current and prospective clients. However, some large global competitors have recently begun to offer their services in these countries. Our competitors in the data arena are generally local Australian and New Zealand companies, with the exception of one global business-to-business data provider.

In 2004, Acxiom established a presence in China by purchasing an existing business which was one of the first providers of data services in that country. The competition in China is fragmented, with only a few local firms providing similar services. Well-known global providers, however, have recently been attracted by the potential of the Chinese market and appear to be investing heavily. We have three major international competitors in China, one in the data management area, and two in the data providing sector.

**Employees**

Acxiom currently employs approximately 7,100 employees (associates) worldwide. None of Acxiom's U.S. associates are currently represented by a labor union or are the subject of a collective bargaining agreement. To the best of management's knowledge, approximately 22 associates are elected members of work councils representing Acxiom associates in France, Germany and the Netherlands. Acxiom has never experienced a work stoppage and believes that its employee relations are good.

**Recent Developments**

On May 16, 2007, Acxiom entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Acxiom, Axio Holdings LLC, a Delaware limited liability company ("Newco"), and Axio Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Newco ("Merger Sub"). Pursuant to the terms of the Merger Agreement, Merger Sub will be merged with and into Acxiom, and as a result Acxiom will continue as the surviving corporation and a wholly owned subsidiary of Newco (the "Merger"). Newco is controlled by ValueAct Capital Master Fund, L.P. ("ValueAct Master Fund") and Silver Lake Partners II, L.P. (collectively, the "Participants").

Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of common stock of Acxiom (the "Common Stock"), other than shares owned by Acxiom, Newco or Merger Sub, or by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be canceled and will be automatically converted into the right to receive $27.10 in cash, without interest.

The Merger Agreement contains a provision under which Acxiom may solicit alternative acquisition proposals for 60 calendar days, concluding at 12:01 a.m. (Eastern time) on July 16, 2007. Beginning at 12:01 a.m. (Eastern time) on July 16, 2007, Acxiom will be subject to customary "no-shop" restrictions on its ability to solicit alternative acquisition proposals from third parties, and to provide information to and engage in discussions with third parties regarding alternative acquisition proposals. The no-shop provision is subject to a customary "fiduciary-out" provision, however, which allows Acxiom under certain circumstances to provide information to and participate in discussions with third parties with respect to unsolicited alternative acquisition proposals.

The Merger Agreement contains certain termination rights for both Acxiom and Newco. The Merger Agreement provides that, upon termination under specified circumstances, Acxiom would be required to pay Newco a termination fee of either $22.25 million or $66.75 million, depending on the timing and circumstances of the termination. If the stockholders of Acxiom fail to approve the proposed transaction, Acxiom has agreed to reimburse Newco for any transaction expenses incurred by Newco and its affiliates, up to a maximum of $10 million. Acxiom's reimbursement of Newco's expenses would reduce the amount of any required termination fee that becomes payable by Acxiom. The Merger Agreement further provides that, upon termination under specified circumstances, Newco would be required to pay Acxiom a termination fee of $66.75 million. Newco's obligation to pay the termination fee is guaranteed by each of the Participants in separate limited guarantees, each of which covers 50% of Newco's obligation.

Newco has obtained equity and debt financing commitments for the transactions contemplated by the Merger Agreement. The aggregate proceeds of the commitments, together with the available cash of Acxiom, will be sufficient for Newco to pay the aggregate merger consideration and all related fees and expenses. Consummation of the Merger is not subject to a financing condition, but is subject to customary conditions to closing, including the approval of Acxiom stockholders and receipt of requisite antitrust approvals.

The Board of Directors of Acxiom and a special committee (the "Special Committee") of the Board of Directors composed entirely of independent directors unanimously approved the Merger Agreement. Stephens Inc. and Merrill Lynch & Co. served as the financial advisors to the Special Committee. On May 16, 2007, Stephens and Merrill Lynch delivered opinions to the Special Committee and the Board of Directors that, as of the date of the opinions, the merger consideration to be received by the holders of shares of Common Stock (other than the shares of Common Stock held by affiliates of Acxiom who have an understanding, arrangement or other agreements with Newco or the surviving corporation or any of their affiliates, including any shares of Common Stock acquired by Newco immediately prior to the effective time of the Merger pursuant to any equity rollover commitments or other agreements with holders of shares of Common Stock), pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of Common Stock, in the aggregate.

This description of the Merger Agreement is only a summary, does not purport to be complete, and is qualified in its entirety by reference to the Merger Agreement, which was attached as Exhibit 2.1 to Acxiom's Current Report on Form 8-K filed on May 22, 2007, and is incorporated herein by reference.

## Item 1A. Risk Factors

The risks described below could materially and adversely affect our business, financial condition and results of future operations. These risks are not the only ones we face. Our business operations could also be impaired by additional risks and uncertainties that are not presently known to us, or that we currently consider immaterial.

**We must continue to improve and gain market acceptance of our technology in order to remain competitive and grow.**

The complexity and uncertainty regarding the development of new technologies affect our business greatly, as does the loss of market share through competition, or the extent and timing of market acceptance of innovative products and technology. We are also potentially affected by:

- Longer sales cycles for our solutions due to the nature of that technology as an enterprise-wide solution;
- The introduction of competent, competitive products or technologies by other companies;
- Changes in the consumer and/or business information industries and markets;
- The ability to protect our proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; and
- The impact of changing legislative, judicial, accounting, regulatory, cultural and consumer environments in the geographies where our products and services are deployed.

Maintaining technological competitiveness in our data products, processing functionality, software systems and services is key to our continued success. Our ability to continually improve our current processes and to develop and introduce new products and services is essential in order to maintain our competitive position and meet the increasingly sophisticated requirements of our clients. If we fail to do so, we could lose clients to current or future competitors, which could result in decreased revenues, net income and earnings per share.

**Changes in legislative, judicial, regulatory, cultural or consumer environments relating to consumer privacy or information collection and use may affect our ability to collect and use data.**

There could be a material adverse impact on our business due to the enactment of legislation or industry regulations, the issuance of judicial interpretations, or simply a change in customs, arising from the increasing public concern over consumer privacy issues. In the U.S., both the Congress and the legislatures of various states have recently focused their attention on matters concerning the collection and use of consumer data. In most of the non-U.S. locations in which we do business, legislation restricting the collection and use of personal data already exists. Restrictions could be placed upon the collection, management, aggregation and use of information, which could result in a material increase in the cost of collecting some kinds of data. It is also possible that we could be prohibited from collecting or disseminating certain types of data, which could in turn materially adversely affect our ability to meet our clients' requirements, potentially resulting in decreased revenues, net income, and earnings per share.

**We could experience a breach of the confidentiality of the information we hold or of the security of our computer systems.**

We operate extremely large, powerful and complex computer systems that contain personally identifiable data. Unauthorized third parties could attempt to gain entry to such systems for the purpose of stealing data or disrupting the systems. We believe that we have taken adequate measures to protect them from intrusion, but in the event that our efforts are unsuccessful we could suffer significant harm. Further, we handle large quantities of personally identifiable information that must be maintained on a confidential basis. In the event the confidentiality of such information was compromised, we could suffer significant harm.

**General economic conditions and world events could result in a reduced demand for our products and services.**

As a result of the economic recession which began in 2001, we experienced a reduction in the demand for our products and services as our clients looked for ways to reduce their expenses. Although the economy has improved significantly, how our clients procure our products and services has changed in some instances. Many clients are negotiating their contracts through a contracts procurement representative rather than through their business leaders. In the face of increasing demands by clients for price reductions and discounts, we are challenged with pricing our products and services so as to be able to make reasonable profits. We likewise continue to be challenged with controlling our expenses, given that a significant portion of our costs does not vary directly based on revenue. If we are not successful in meeting these challenges, we could suffer lower net income and earnings per share. In addition, world events such as the conflict in Iraq and the continuing threats of terrorism may have a negative impact upon the economy in general and upon our business as well, if our clients become hesitant to embark on discretionary spending programs.

**Data suppliers might withdraw data from us, leading to our inability to provide products and services.**

Much of the data that we use is either purchased or licensed from third parties. We compile the remainder of the data that we use from public record sources. We could suffer a material adverse effect if owners of the data we use were to withdraw the data from us. Data providers could withdraw their data from us if there is a competitive reason to do so, or if legislation is passed restricting the use of the data, or if judicial interpretations are issued restricting use of data. If a substantial number of data providers were to withdraw their data, our ability to provide products and services to our clients could be materially adversely impacted, which could result in decreased revenues, net income and earnings per share.

**Failure to attract and retain qualified associates could adversely affect our business.**

Competition for qualified technical, sales and other personnel is often intense, and we periodically are required to pay premium wages to attract and retain qualified associates. There can be no assurance that we will be able to continue to hire and retain sufficient qualified management, technical, sales and other associates necessary to conduct our operations successfully.

**The nature and volume of our customer contracts may affect the predictability of our revenues.**

While approximately 73% of our total revenue is currently derived from clients who have long-term contracts (defined as contracts with initial terms of two years or more), these contracts have been entered into at various times and therefore some of them are in the latter part of their terms and are approaching their originally scheduled expiration dates. Further, if renewed by the customer, the terms of the renewal contract may not have a term as long as, or may otherwise be on terms less favorable than, the original contract. Revenue from customers with long-term contracts is not necessarily "fixed" or guaranteed, however, as portions of the revenue from these customers is volume-driven or project-related. With respect to the portion of our business that is not under long-term contract, revenues are less predictable and are almost completely volume-driven or project-related. Therefore, we must engage in continual sales efforts to maintain revenue stability and future growth with these customers. In addition, if a significant customer fails to renew a contract, our business could be negatively impacted if additional business were not obtained to replace the business which was lost.

**Our operations outside the U.S. subject us to risks normally associated with international operations.**

We conduct business outside of the United States. During the last fiscal year, we received approximately 14% of our revenues from business outside the United States. In fiscal year 2004 we completed the European acquisitions of Claritas Europe and Consodata S.A., and in fiscal year 2005 we acquired ChinaLOOP in Shanghai, China. We continue to evaluate possible acquisitions and alliances outside the U.S. Accordingly, our future operating results could be negatively affected by a variety of factors, some of which are beyond our control. These factors include legislative, judicial, accounting, regulatory, political or economic conditions in a specific country or region, trade protection measures, and other regulatory requirements. In order to successfully expand non-U.S. revenues in future periods, we must continue to strengthen our foreign operations, hire additional personnel, and continue to identify and execute beneficial strategic alliances. To the extent that we are unable to do these things in a timely manner, our growth, if any, in non-U.S. revenues will be limited, and our operating results could be materially adversely affected. In general, each of our foreign locations is expected to fund its own operations and cash flows, although periodically funds may be loaned or invested from the U.S. to the foreign subsidiaries. Therefore, exchange rate movements of foreign currencies may have an impact on our future costs or on future cash flows from foreign investments. We have not entered into any foreign currency forward exchange contracts or other derivative instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates. Additional risks inherent in our non-U.S. business activities generally include, among others, potentially longer accounts receivable payment cycles, the costs and difficulties of managing international operations, potentially adverse tax consequences, and greater difficulty enforcing intellectual property rights. The various risks which are inherent in doing business in the United States are also generally applicable to doing business outside of the United States, and may be exaggerated by the difficulty of doing business in numerous sovereign jurisdictions due to differences in culture, laws and regulations.

**Loss of data center capacity or interruption of telecommunication links could adversely affect our business.**

Our ability to protect our data centers against damage from fire, power loss, telecommunications failure or other disasters is critical to our future. The on-line services we provide are dependent on links to telecommunication providers. We believe we have taken reasonable precautions to protect our data centers and telecommunication links from events that could interrupt our operations. Any damage to our data centers or any failure of our telecommunications links that causes interruptions in our operations could materially adversely affect our ability to meet our clients' requirements, which could result in decreased revenues, net income, and earnings per share.

**Failure to favorably negotiate or effectively integrate acquisitions or alliances could adversely affect our business.**

Recently our growth strategy has included growth through acquisitions and strategic alliances. While we believe we will be able to successfully integrate recently acquired businesses into our existing operations, there is no certainty that future acquisitions or alliances will be consummated on acceptable terms or that any acquired assets, data or businesses will be successfully integrated into our operations. Our failure to identify appropriate candidates, to negotiate favorable terms, or to successfully integrate future acquisitions and alliances into our existing operations could result in decreased revenues, net income and earnings per share.

**Decline in value of investments could negatively impact us.**

Due to the general recession in the market that took place several years ago, several of our investments in other ventures have declined and could continue to decline in value. While some of the investments have been written down accordingly, others could also be subject to future write-down in the event their values become impaired.

**Postal rate increases and disruptions in postal services could lead to reduced volume of business.**

The direct marketing industry has been negatively impacted from time to time during past years by postal rate increases. The most recent increase in the U.S. became effective in May 2007. Postal rate increases could force direct mailers to mail fewer pieces and to target their prospects more carefully. Additionally, the amount of direct mailings could be reduced in response to disruptions in and concerns over the security of the U.S. mail system, its global counterparts, and other delivery systems. Such responses by direct mailers could negatively affect us by decreasing the amount of processing services purchased from us, which could result in lower revenues, net income and earnings per share.

**Industry consolidations could result in increased competition for our products and services.**

The possibility of the consolidation or merger of companies who might combine forces to create a single-source provider of multiple services to the marketplace in which we compete could result in increased competition for us. We currently compete against numerous providers of a single service or product in several separate market spaces.

(See the discussion above under "Competition.") Since we offer a larger variety of services than many of our current competitors, we have been able to successfully compete against them in most instances. However, the dynamics of the marketplace could be significantly altered if some of the single-service providers were to combine with each other to provide a wider variety of services.

**Processing errors or delays in completing service level requirements could result in negative financial consequences.**

Processing errors could result in the issuance of credits to clients, the re-performance of work, and/or the payment of damages. Likewise, the failure to meet contractual service level requirements or to meet specified goals with contractual timeframes could result in monetary penalties or lost revenue.

## Item 1B. Unresolved Staff Comments

Not applicable.

## Item 2. Properties

Acxiom is headquartered in Little Rock, Arkansas with additional locations around the United States. We also have operations in Europe, Australia, China and Canada. In general, our facilities are in good condition, and we believe that they are adequate to meet our current needs. We do not anticipate that any substantial additional properties will be required for our existing business during fiscal year 2008. The table below sets forth the location, ownership and general use of our principal properties currently being used by each business segment.

| Location | Held | Use | Business Segment |
|---|---|---|---|
| **United States:** | | | |
| Phoenix, Arizona | Held in fee | Data center; office space | U.S. Services and Data |
| Conway, Arkansas | Eleven facilities held in fee | Data center; office space | U.S. Services and Data |
| Fayetteville, Arkansas | Lease | Office space | U.S. Services and Data |
| Little Rock, Arkansas | Two leased buildings; two buildings held in fee | Principal executive offices; data center; office space | U.S. Services and Data |
| San Mateo, California | Lease | Office space | U.S. Services and Data |
| Broomfield, Colorado | Lease | Office space | U.S. Services and Data |
| Stamford, Connecticut | Lease | Office space | U.S. Services and Data |
| Chicago, Illinois | Lease | Data center; office space | U.S. Services and Data |
| Downers Grove, Illinois | Lease | Data center; office space | U.S. Services and Data |

| | | | |
|---|---|---|---|
| Southfield, Michigan | Lease | Office space | U.S. Services and Data |
| Shoreview, Minnesota | Lease | Office space | U.S. Services and Data |
| New York, New York | Two leased offices | Office space | U.S. Services and Data |
| Independence, Ohio | Lease | Office space | U.S. Services and Data |
| Memphis, Tennessee | Lease | Office space | U.S. Services and Data |
| Nashville, Tennessee | Lease | Office space | U.S. Services and Data |
| McLean, Virginia | Lease | Office space | U.S. Services and Data |
| **Europe:** | | | |
| London, England | Lease | Office space | International Services and Data |
| Normanton, England | Lease | Data center; office space | International Services and Data |
| Sunderland, England | Lease | Data center; fulfillment service center; office space; warehouse space | International Services and Data |
| Teddington, England | Lease | Office space | International Services and Data |
| Lille, France | Lease | Data center; office space | International Services and Data |
| Paris, France | Lease | Data center; office space | International Services and Data |
| Frankfurt, Germany | Lease | Office space | International Services and Data |
| Munich, Germany | Lease | Office space | International Services and Data |
| Amsterdam, Netherlands | Lease | Office space | International Services and Data |
| Warsaw, Poland | Lease | Office space | International Services and Data |
| Lisbon, Portugal | Lease | Office space | International Services and Data |
| **Australia:** | | | |
| Sydney, Australia | Lease | Office space | International Services and Data |
| **China:** | | | |
| Shanghai, China | Lease | Office space | International Services and Data |

## Item 3. Legal Proceedings

Acxiom is involved in various claims and litigation matters that arise in the ordinary course of the business. None of these, however, are believed to be material in their nature or scope, except as follows:

*Linda Brooks and Richard Fresco v. Auto Data Direct, Inc., et al., (U.S. District Court, S.D. Florida, 03-61063).* This putative class action lawsuit, removed to federal court in May 2003, was filed against Acxiom and several other information providers. The plaintiffs allege that the defendants obtained and used drivers license data in violation of the federal Drivers Privacy Protection Act. Among other things, the plaintiffs seek injunctive relief, statutory damages, and attorneys' fees. While certain defendants have agreed to conditionally settle the case, Acxiom will continue to defend the case vigorously in that it believes it has acted in conformity with the applicable law. Two related cases, *Sharon Taylor, et al., v. Acxiom, et al., (U.S. District Court, E.D. Texas, 2:07CV001) and Sharon Taylor, et al. v. Biometric Access Company, et al., (U.S. District Court, E.D. Texas, 2:07-CV-00018)*, were filed on January 2, 2007 and January 31, 2007, respectively, seeking recovery on behalf of Texas residents.

*Equifax Direct Marketing Solutions LLC and Equifax Information Services LLC v. Acxiom Corporation, (U.S. District Court, N.D., Georgia 1:07-CV-0563-RLV).* This lawsuit, which was removed from Georgia state court, alleges that Acxiom breached a 1997 data license agreement and several data processing agreements and is using Equifax data beyond the scope of the parties' agreements and without Equifax's permission. The plaintiffs seek injunctive relief and damages of at least $14 million. Acxiom denies that it is in breach of the agreements and has filed counterclaims against the plaintiffs, alleging, among other things, breach of their covenant of good faith and fair dealing.

*Levy Investments LTD vs. Acxiom Corporation, et al., (Circuit Court of Arkansas, Pulaski County CV 07-6571).* This putative class action lawsuit was filed on May 22, 2007 by an Acxiom shareholder, Levy Investments LTD, against Acxiom, its directors, ValueAct Capital and Silver Lake Partners. The plaintiff seeks an injunction against the proposed sale of the Company as announced on May 16, 2007, contending that the sale price agreed to by the directors is insufficient, that the directors breached their fiduciary duties, and that the proposed merger agreement should be nullified. The Company believes that the suit is without merit and intends to vigorously defend it.

## Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

[THIS SPACE LEFT BLANK INTENTIONALLY]

## EXECUTIVE OFFICERS

Acxiom's corporate officers, their current positions, ages and business experience are listed below. Officers are elected by the board of directors annually or as necessary to fill vacancies or fill new positions. There are no family relationships among any of the officers.

*Office of the Company Leader*

| Name | Position Held | Age |
|---|---|---|
| Charles D. Morgan | Chairman of the Board and Company Leader* | 64 |
| Rodger S. Kline | Chief Administrative Leader* | 64 |
| Christopher W. Wolf | Chief Financial Officer*[1] | 45 |

*Corporate Office Leaders*

| Name | Position Held | Age |
|---|---|---|
| Jennifer T. Barrett | Global Privacy Leader | 57 |
| Cindy K. Childers | Organizational Development Leader* | 47 |
| Dathan A. Gaskill | Corporate Finance Leader & Treasurer | 51 |
| Richard K. Howe | Marketing and Business Strategy Leader* | 45 |
| Catherine L. Hughes | Corporate Governance Officer & Secretary | 54 |
| Jerry C. Jones | Business Development/Legal Leader & Assistant Secretary* | 51 |
| Terry M. Talley | Chief Technology Leader | 46 |
| James T. Womble | Global Development Leader* | 64 |

*Acxiom Services Division*

| Name | Position Held | Age |
|---|---|---|
| L. Lee Hodges | Services Division Leader* | 60 |
| David J. Allen | European Organization Leader | 54 |
| William A. Clay | Financial Services Organization Leader | 50 |
| Scott D. Hambuchen | Traditional Services Organization Leader | 38 |

* *Subject to Section 16(b) of the Securities Exchange Act of 1934*

[1] *Mr. Wolf* joined the Company on May 24, 2007 and will transition into the role of CFO over the coming weeks. Until his transition is complete, Mr. Kline will continue to serve as the Company's principal financial and accounting leader for SEC purposes.

*Acxiom Services Division (Cont'd)*

| Name | Position Held | Age |
|---|---|---|
| Kevin H. Johnson | Digital Organization Leader | 42 |
| Michael J. Lloyd | Delivery Center Organization Leader | 40 |
| Thomas N. Mangan | Consulting Organization Leader | 53 |
| Holly Marr | Operations Management Organization Leader | 42 |
| Jefferson D. Stalnaker | Financial Services Organization Leader | 41 |
| Timothy J. Suther | Multi Industry Client Services Organization Leader | 46 |

*Acxiom Products Division*

| Name | Position Held | Age |
|---|---|---|
| C. Alex Dietz | Products Division Leader* | 64 |
| Ronald A. Fournet | Risk Mitigation Organization Leader | 55 |
| Drew A. May | InfoBase Organization Leader | 40 |

*Acxiom Infrastructure Management Division*

| Name | Position Held | Age |
|---|---|---|
| Martin D. Sunde | Infrastructure Management Division Leader* | 50 |
| Kevin R. Zaffaroni | Information Technology Organization Leader | 53 |

** Subject to Section 16(b) of the Securities Exchange Act of 1934*

**Mr. Morgan** joined Acxiom as an officer in 1972. He has been chairman of the Acxiom board of directors since 1975 and serves as Acxiom's company leader. Under his leadership over the past 30 years, Acxiom has expanded from a small data processing company into a global corporation that provides customer and information management solutions for many of the largest, most respected companies in the world. Mr. Morgan has a continuing interest in technology, and he actively participates in setting the technical direction for the Company. By instilling a unique business culture and vision of success, he is one of the few executives in the country whose business has been named five times to *Fortune* magazine's "100 Best Places to Work" (1998, 1999, 2001, 2002 and 2003). Mr. Morgan has served on the board and in various leadership roles with the Direct Marketing Association (DMA) throughout his career, serving in 2001 as chairman of the DMA board. He is a founding member of the Mailing Industry CEO Council, a non-profit organization with a goal of unifying the mailing industry and promoting the critical role that mail plays in business and commerce. He is a member of the Enterprise Software CEO Roundtable, a group of approximately 30 chief executives and other high-ranking officials of the world's largest software companies who meet to share ideas and review industry trends. Mr. Morgan also serves as a member and is the past chairman of the board of trustees of Hendrix College. He was employed by IBM as a systems engineer for six years prior to joining Acxiom. Mr. Morgan holds a mechanical engineering degree from the University of Arkansas.

**Mr. Kline** joined Acxiom in 1973 and has served as an officer and director of the Company since 1975. He is the Company's chief administrative leader and has also served as the Company's acting CFO since February 2007 while the Company conducted a search for a permanent CFO. In this position he has been responsible for Acxiom's administrative functions and financial management, including capital expenditure processes and cash flow execution. Following a period of transition during which his financial management duties will be assumed by Christopher Wolf, who was recently hired as CFO, Mr. Kline will continue to be responsible for the Company's administrative functions. Throughout his career at Acxiom, Mr. Kline has served in a number of key roles with the Company, including chief operating officer, chief information officer, and treasurer. Prior to joining Acxiom, Mr. Kline spent seven years with IBM and two years as an officer in the U.S. Army. Mr. Kline holds a degree in electrical engineering from the University of Arkansas at Fayetteville, where he has served since 1990 as chairman of the College of Engineering Advisory Council.

**Mr. Wolf** joined Acxiom as chief financial officer on May 24, 2007. In this role, after a period of transition, he will be responsible for all aspects of Acxiom's financial management. He has over 19 years experience as a financial executive and consultant to companies in the marketing, retail and technology sectors. He most recently served as an independent consultant, providing consultation on financial reporting, Sarbanes-Oxley compliance, corporate governance, capital structure, mergers and acquisitions, and tax planning to a variety of public and private entities. From 2005 - 2006, Mr. Wolf served as CFO of NiuTech LLC, an internet marketing services company, where he was responsible for the accounting, financial planning and analysis, treasury, and risk management activities of the company. From 1996 - 2004, Mr. Wolf was employed in various finance and tax positions with Catalina Marketing Corporation, culminating in his service as chief financial officer from 2002 - 2004. He also served as executive vice president from 2003 - 2004; senior vice president from 2002 - 2003; vice president –finance and treasurer from 2000 - 2002; executive director of tax, treasury and international finance from 1998 - 2000; senior director of tax and international finance from 1997 - 1998; and senior director of tax from 1996 - 1997. Prior to joining Catalina, Mr. Wolf served for a 10-year period as a tax manager and consultant for Arthur Andersen & Co. Mr. Wolf is a certified public accountant and holds a B.S. degree in accounting from Florida State University and a Master of Accounting degree from the University of North Carolina.

**Ms. Barrett** joined Acxiom in 1974 and serves as global privacy leader. She initially was named a corporate officer in 1981. In her current role, Ms. Barrett is responsible for the oversight of Acxiom's global public policy and fair information practices. Since 1991, she has led Acxiom's initiatives relating to internal compliance with applicable privacy guidelines, consumer affairs and government affairs. She is a frequent speaker on privacy and customer relationship management, and has also published numerous articles and participated in writing books on these subjects. She is a regular speaker on best practices regarding personal information in a variety of industries, including financial services, retail, insurance, publishing, and travel and entertainment, both domestically and abroad. During her career with Acxiom, Ms. Barrett has worked in a variety of areas of the business, including systems development, operations, marketing, and business development. Ms. Barrett holds a degree in mathematics and computer science from the University of Texas at Austin.

**Ms. Childers** joined Acxiom in 1985 and serves as organizational development leader. She was first named an officer in 1996. In her current role, Ms. Childers leads strategic planning and execution in the areas of business culture, organizational effectiveness, associate development, recruiting, human resources and corporate communications. Previously, she served as leader of the financial services business unit and oversaw all of the financial and accounting functions of the Company. Before joining Acxiom, she was a certified public accountant in audit and tax for KPMG Peat Marwick. Ms. Childers holds a degree in business administration from the University of Central Arkansas.

**Mr. Gaskill** joined Acxiom in 1999 and currently serves as corporate finance leader and treasurer. In this role he oversees Acxiom's investment banking and commercial banking relationships, is responsible for the Company's capital structure, leads the Company's investor relations team, and co-leads the Company's mergers and acquisitions team. He became an officer in 2005. Prior to joining Acxiom, Mr. Gaskill spent 13 years in the securities industry as a senior analyst and director of research focusing on the information technology and telecommunications industries. Mr. Gaskill holds a degree in computer science and an M.B.A., both from the University of Arkansas at Little Rock.

**Mr. Howe** joined Acxiom in 2004 as an officer and is the Company's chief marketing and business strategy leader. In his role as marketing leader, Mr. Howe has global responsibility over product marketing, marketing communications, marketing relations, advertising, public relations, alliances, events, creative services and interactive/direct marketing. In his role as strategy leader, he helps drive Acxiom's growth through the execution of business strategies designed to meet market changes and/or mitigate competitive threats. For many of these strategies, he also assumes an operational leadership role over the groups while under development. In this regard, he currently operates the Company's Asia Pacific business. Mr. Howe joined Acxiom from Fair Isaac & Company, where he served as general manager of that company's Global Marketing Services (GMS) unit, a business with over $100 million in annual revenue. Before joining Fair Isaac, he founded and was chairman and CEO of ***ie***Wild Inc., a technology company whose software and services were utilized by many of the largest financial services institutions in the U.S. Mr. Howe has at various times in his career held positions in product marketing, project management, sales management, software development, and construction engineering. He is a member of the board of the American Lung Association of Arkansas. He holds a bachelor's degree in structural engineering from Concordia University, Canada, and a master's degree in engineering from McGill University, Canada.

**Ms. Hughes** joined Acxiom in 1988 as general counsel and secretary and currently serves as corporate governance officer and secretary. She is responsible for the Company's compliance with the rules and regulations of the Securities and Exchange Commission and Nasdaq, for the operations of the Company's board of directors, and for corporate maintenance of the Company and its subsidiaries. Prior to joining Acxiom, Ms. Hughes was employed as a corporate securities attorney with the Rose Law Firm in Little Rock, Arkansas, where she represented a number of public companies, including Acxiom. Prior to that, she served as senior law clerk to Federal District Court Judge Elsijane Trimble Roy, Eastern District of Arkansas, and as assistant attorney general in the administration of then Attorney General Bill Clinton. Ms. Hughes serves on the boards of the Arkansas Repertory Theatre and the Pulaski County United Way. She holds a degree in political science and philosophy from the University of Arkansas at Little Rock and a juris doctorate degree from the University of Arkansas at Little Rock School of Law.

**Mr. Jones** joined Acxiom in 1999 as business development/legal leader and assistant secretary. In this position, he leads the strategy and execution of mergers and alliances, assists in the Company's strategic initiatives, and oversees legal matters. Prior to joining Acxiom, he was employed for 19 years as an attorney with the Rose Law Firm in Little Rock, Arkansas, representing a broad range of business interests. He is a member of the board of directors of Entrust, Inc., a public company, and the Arkansas Virtual Academy. Mr. Jones holds a degree in public administration and a juris doctorate degree from the University of Arkansas.

**Mr. Talley** serves as Acxiom's chief technology leader. In this position, he is responsible for the overall architecture of the Company's technology and leads its research and development efforts. He joined Acxiom in June 1995 as a software developer and became an officer in 2007. During his tenure with the Company, Mr. Talley has been involved in many of Acxiom's key technology innovations, notably as the chief architect for AbiliTec and Acxiom's grid infrastructure technology. Prior to joining the Company, he worked for IBM in a variety of software development and networking organizations, including the IBM Federal Systems Division at Johnson Space Center in Houston, TX; the IBM Information Network in Dallas, TX; and IBM ISSC in Research Triangle Park, NC. Mr. Talley holds a B.S. in computer science from Baylor University, an M.S. in computer science from the University of Texas at Arlington, and an M.S. and Ph.D. in computer science from the University of North Carolina at Chapel Hill.

**Mr. Womble** joined Acxiom in 1974 and serves as the Company's global development leader where he oversees global strategy development, including partnerships and merger and acquisition activity outside of the United States. He previously served for 13 years as a client services leader, overseeing relationships with Acxiom clients in major industries, including financial services, health and government. During his career at Acxiom, Mr. Womble has worked in several capacities, including application programming design and implementation, sales and client services. He served on the Acxiom board of directors from 1975 to 2005 and has been an officer since 1975. Prior to joining Acxiom, he was employed by IBM as a systems engineer and marketing representative. Mr. Womble is a member of the board of trustees of the Arkansas Arts Center. He holds a degree in civil engineering from the University of Arkansas.

**Mr. Hodges** joined Acxiom as an officer in 1998 and currently serves as the division leader of the Acxiom Services Division, overseeing the organizations responsible for marketing database and Customer Data Integration services, digital services, consulting, service delivery, and European operations. Previously, Mr. Hodges served as Acxiom's chief operations leader, a position that no longer exists. In that capacity, he was responsible for the Company's organizations that handled all sales, client relationship management and client services delivery. He moved into the newly created role in January 2005 after serving more than six years as leader of the Company's Outsourcing and Information Technology Services Organization. Before joining Acxiom, Mr. Hodges was previously employed for six years with Tascor, the outsourcing subsidiary of Norrell Corporation, most recently serving as senior vice president. Prior to that time, he served in a number of engineering, sales, marketing and executive positions with IBM for 24 years. Mr. Hodges holds a degree in industrial engineering from Pennsylvania State University and has done postgraduate studies in operations research at Union College.

**Mr. Allen** joined Acxiom in 1997 and currently serves as the Services Division's European organization leader, a position he assumed in April 2006. As such, he is responsible for Acxiom's operations in the U.K., France, Germany, Poland, The Netherlands and Portugal. He also provides direction on a broad range of strategic initiatives impacting Acxiom clients, associates and shareholders. Previously, Mr. Allen served as the client services organization leader for the Multi Industry Client Services Organization in the U.S., which included such vertical lines of business as automotive, insurance, telecommunications and retail. Prior to that, he led global development initiatives across the Company, including leadership of Acxiom's operations in the U.K., France and Australia. He was first named an officer in 2000. Prior to joining Acxiom, he was employed by IBM and EDS in the U.K. Mr. Allen, a British citizen, holds a bachelor's degree in biological sciences from the University of East Anglia (U.K.).

**Mr. Clay** joined Acxiom in 2007 as an officer and serves as financial services organization leader in the Services Division. In this role he is responsible for all sales and relationship management activities for a number of Acxiom's large financial services clients. Prior to joining Acxiom, Mr. Clay served as vice president–financial services at Electronic Data Systems, Inc. from 2002–2007. During his tenure at EDS, he developed the EDS financial services industry vertical solution offering for CRM, led a "top 10" commercial account generating over $800 million in annual revenue, and led the U.S. financial services product and business strategy. Prior to that, Mr. Clay was a partner for eight years with Deloitte Consulting, where he served as the Americas' team leader for CRM-financial services, and as the client-service partner for several large financial services companies in the U.S., the U.K. and Canada. He began his career with SunTrust Bank, where he held management positions within bank operations and retail banking. Mr. Clay holds a bachelor's degree from Georgia State University, and is certified in business transformation and business process redesign methodologies.

**Mr. Hambuchen** joined Acxiom in 1992 and currently serves as traditional services organization leader in the Services Division. He is responsible for development, packaging and support of core Acxiom capabilities including Customer Data Integration, Packaged Marketing Database Services and Enterprise Marketing Database Services. Mr. Hambuchen was first named an officer in 2001 and has served in a number of roles, including the universal services and support organization leader and industry solutions group leader for Acxiom's Multi Industry Client Services Organization. He provided technical leadership in the development of industry-specific solutions in communications, automotive, retail, travel and entertainment, insurance, media and investment services. Before that, Mr. Hambuchen was the group leader and managing director of Acxiom's European operations, where he led the adoption of core Acxiom capabilities, established standardized Acxiom processes, and oversaw the initial rollout of AbiliTec and InfoBase in the U.K. He serves on the board of directors of Arvest Bank. Mr. Hambuchen holds a degree in industrial engineering from the University of Arkansas, where he is a member of the university's board of directors for the Information Technology Resource Center.

**Mr. Johnson** joined Acxiom in 2005 following the acquisition of Digital Impact, Inc. and currently serves as digital organization leader in the Services Division. In this role, he is responsible for the development, sales and delivery of Acxiom's digital products and services. Mr. Johnson managed Digital Impact's client services, product development and marketing functions. Before joining Digital Impact, he was the senior vice president of client services at Netcentives, a leading provider of relationship marketing technology and services. He also managed all aspects of that company's e-mail marketing services division, formerly known as Post Communications. Prior to his tenure at Netcentives, Mr. Johnson co-founded and served as CEO of Passporta.com, an e-commerce business providing hard-to-find local specialties directly from the world's best sources. He was employed for six years with the Boston Consulting Group, where he provided strategic and operating expertise to leading multinational companies during assignments in North America, China, Japan, Thailand and Europe. He became an officer of Acxiom in 2007. Mr. Johnson holds a B.A. from the University of California at Berkeley and an M.B.A. from Stanford University.

**Mr. Lloyd** joined Acxiom in 1989 and currently serves as delivery center organization leader in the Services Division, in which role he provides overall delivery leadership for accounts across all Acxiom industries. He is also responsible for Acxiom's program management office and opportunity engagement process. Mr. Lloyd has held a variety of leadership positions within Acxiom, most recently serving as client services group leader focused on client management for several large financial services accounts. He was first named an officer in 2001. He holds a degree in finance from the University of Central Arkansas.

**Mr. Mangan** joined Acxiom in 2006 as an officer and currently serves as consulting organization leader in the Services Division. In this position, he is responsible for driving strategic value in the customer information management industry and generating value-added solutions for new and existing clients through business intelligence. He is also responsible for building Acxiom's IT consulting practice to deliver Business Information Grid solutions installed at client sites. Prior to joining Acxiom, Mr. Mangan was employed as senior vice president - global consulting services at Convergys Corporation and as a vice president of the EDS global communications industry group. Prior to that, he led the practice of IT Transformation Services as a partner at BearingPoint, Inc. and served as vice president and CIO of Harris Corporation. Mr. Mangan began his career with General Electric's information systems and financial management programs, progressing to various levels of management positions within GE's IT and finance departments. He holds a bachelor's degree in information systems and quantitative analysis from the University of Cincinnati and an M.B.A. from Miami University of Ohio.

**Ms. Marr** joined Acxiom in 1986 and currently serves as operations management organization leader in the Services Division. In this role, she helps formulate the Company's overall direction. She was first named an officer in 2000, and has held a number of leadership roles at Acxiom including delivery center leadership, organizational development, operational effectiveness and client relationship management. Most recently, she served as delivery center organization leader. Her industry experience includes the insurance, investment/brokerage, automotive, telecommunications and financial services industries. Ms. Marr holds a bachelor's degree in music from Hendrix College in Conway, Arkansas.

**Mr. Stalnaker** currently serves as financial services organization leader in the Services Division. In this role he is responsible for all sales and relationship management activities for a number of Acxiom's large financial services clients. He joined Acxiom in 1995 and was first named an officer in 2001. Before his current assignment, Mr. Stalnaker served in a number of roles within the Company's financial organization, most recently as financial operations leader/CFO. Prior to that, he was the financial leader of Acxiom's largest operating organization while also serving in a business development role for several key clients. Prior to joining Acxiom, Mr. Stalnaker was employed by the Arkansas Public Service Commission as a senior financial analyst. He worked for several years at a regional public accounting firm located in Little Rock, Arkansas. Mr. Stalnaker holds a degree in business administration with a major in accounting from the University of Central Arkansas.

**Mr. Suther** joined Acxiom in 2005 and serves as multi-industry client services organization leader in the Services Division. In this role since April 2007, he is responsible for strategy, operations and shareholder return for the retail, consumer packaged goods, automotive, insurance, technology, travel and entertainment, media and publishing, telecommunications and healthcare industries. Previously, Mr. Suther led Acxiom's retail and consumer markets industries. He first became an officer in 2007. Prior to joining Acxiom, Mr. Suther served for three years at Metavante, a leading provider of banking and payment technology solutions, most recently as senior vice president and general manager of its Response Data Corporation subsidiary, a provider of consumer funds transfer services. For five years prior to that, he was president of Protagona Worldwide, a then-publicly traded global provider of enterprise marketing software, and in various leadership positions at Unisys, a global information services provider. He is a member of the executive board of directors for the Sam M. Walton College of Business Center for Retailing Excellence at the University of Arkansas. Mr. Suther holds a degree in finance/marketing from Loras College in Dubuque, Iowa where he graduated *maxima cum laude*.

**Mr. Dietz** joined Acxiom as an officer in 1970 and has served in a variety of senior-level management positions since that time. He currently is the division leader of the Products Division. This division is responsible for the InfoBase line of data products, including Personicx, the fraud and risk mitigation products, including InsightIdentify and Acxiom Information Security Services, and the European data products business. Previously, Mr. Dietz served as Acxiom's products and infrastructure technology organization leader where he managed the deployment of Acxiom's grid technology and the Company's internal information systems and business intelligence processes. He was also involved in the development and rollout of Acxiom's Customer Data Integration software, AbiliTec, and the growth and expansion of the InfoBase line of data products. Prior to joining Acxiom, Mr. Dietz was a systems engineer with IBM. He holds a degree in electrical engineering from Tulane University.

**Mr. Fournet** joined Acxiom in 2005 following the acquisition of *Insight*America, Inc. and serves as risk mitigation organization leader in the Products Division. He served as CEO of *Insight*America from 2003–2005. Prior to that, he served as CEO of DBT Online, a publicly traded public records risk-mitigation company based in Florida, and as chief information and technology officer of Equifax. Before joining Equifax, Mr. Fournet was employed by GTE and U.S. West, where he held various senior technology management positions. He also served in the U.S. Army as an intelligence and special operations officer. He became an officer of Acxiom in 2006. Mr. Fournet holds a bachelor's degree in architecture from Louisiana State University, a master's degree in psychology from the University of Illinois, and an M.B.A. in operations research from the University of Southern California.

**Mr. May** joined Acxiom in 1990 and currently serves as InfoBase organization leader in the Products Division. He first became an officer in 2007. In his current role, Mr. May is responsible for the sales, product development and product management of the Company's InfoBase products, encompassing all vertical markets and third-party relationships. He has held a variety of leadership positions, most recently serving as sales leader for data products and industry executive for Acxiom's broker/reseller group. Before that, Mr. May served in sales and operational leadership roles serving the list, retail and packaged goods industries. He has been instrumental in numerous corporate development initiatives, including the development of a cooperative data product, a suite of e-mail products, and new data processing applications. Mr. May holds a degree in finance from the University of Central Arkansas.

**Mr. Sunde** joined Acxiom in 2005 as an officer and serves as the division leader of the Acxiom Infrastructure Management Division, overseeing the organizations responsible for managing all the IT infrastructure assets for Acxiom and its outsourcing clients. Previously Mr. Sunde served as leader of the Multi Industry Client Services Organization. Prior to joining Acxiom, he was vice president and general manager of Siebel Systems, Inc., where he led Siebel's alliances organization and was responsible for external alliance partners that acted as joint marketing, sales, development and services channels. Prior to his three years at Siebel, Mr. Sunde worked in several capacities at Enron Energy Services, Inc., a division of Enron. Prior to that, he worked for IBM in various management positions for over 18 years. He holds a degree in economics from Carleton College in Northfield, Minnesota.

**Mr. Zaffaroni** joined Acxiom in 1997 and currently serves as leader of the Information Technology Organization in the Infrastructure Management Division. He previously served as strategic initiatives leader, client services organization leader for Europe, and group leader responsible for one of Acxiom's largest global financial accounts, as well as clients in areas including healthcare and government. Mr. Zaffaroni was first named an officer in 1999. Prior to joining

Acxiom, he worked for six years for ISSC, IBM's complex systems integration and systems operations subsidiary, and for 16 years with IBM directly, where he held several management positions. Mr. Zaffaroni holds a B.S. from Pennsylvania State University and has completed numerous business courses, including IBM's Advanced Management School.

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## PART II

### Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

*Market Information*

The outstanding shares of Acxiom's common stock are listed and traded on Nasdaq and trade under the symbol ACXM. The following table reflects the range of high and low closing prices of Acxiom's common stock as reported by Dow Jones & Company, Inc. for each quarter in fiscal 2007 and 2006.

| Fiscal 2007 | High | Low |
|---|---|---|
| Fourth Quarter | $25.80 | $20.99 |
| Third Quarter | 25.89 | 24.09 |
| Second Quarter | 26.44 | 23.50 |
| First Quarter | 26.60 | 21.85 |

| Fiscal 2006 | High | Low |
|---|---|---|
| Fourth Quarter | $26.50 | $22.75 |
| Third Quarter | 24.00 | 18.36 |
| Second Quarter | 22.10 | 18.15 |
| First Quarter | 22.60 | 16.15 |

*Holders*

We currently have approximately 2,340 stockholders of record.

*Dividends*

The Acxiom board of directors has declared quarterly dividend payments since February 4, 2004. The initial payment rate of $.04 per share was increased to $.05 per share on February 2, 2005, and to $.06 per share on November 2, 2006. Prior to 2004, no cash dividends were paid. Pursuant to the terms of the Agreement and Plan of Merger dated May 16, 2007 (the "Merger Agreement") described above under "Recent Developments," by and among Acxiom, Axio Holdings LLC and Axio Acquisition Corp., the declaration and payment of dividends has been suspended pending the closing of the Merger Agreement.

*Securities Authorized for Issuance Under Equity Compensation Plans*

The following table contains information about our common stock which may be issued upon the exercise of options under our existing equity compensation plans as of March 31, 2007:

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by stockholders | 11,784,406 [1] | $21.52 | 972,712 |
| Equity compensation plans not approved by stockholders | - | - | - |

(1) This figure represents stock options issued under approved stock option plans, 406,725 of which options were assumed in connection with our acquisitions of May & Speh, Inc. in 1998 and Digital Impact, Inc. in 2006.

*Performance Graph*

The following graph compares the cumulative five-year total return to shareholders on Acxiom Corporation's common stock relative to the cumulative total returns of the NASDAQ Composite index and the NASDAQ Computer & Data Processing index. The graph assumes that the value of the investment in the company's common stock and in each of the indexes (including reinvestment of dividends) was $100 on March 31, 2002 and tracks it through March 31, 2007.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Acxiom Corporation, The NASDAQ Composite Index
And The NASDAQ Computer & Data Processing Index
DOLLARS
180
160
140
120
100
80
60
40
20
0
3/02
3/03
3/04
3/05
3/06
3/07
Acxiom Corporation
NASDAQ Composite
NASDAQ Computer & Data Processing


* $100 invested on 3/31/02 in stock or index-including reinvestment of dividends. Fiscal year ending March 31.

*Purchases of Equity Securities by the Issuer and Affiliated Purchasers*

The table below provides information regarding purchases by Acxiom of its Common Stock during the periods indicated.

| Period | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| 1/1/07 – 1/31/07 | - | - | - | $145,978,623 |
| 2/1/07 – 2/28/07 | - | - | - | |
| 3/1/07 – 3/31/07 | - | - | - | |
| **Total** | - | - | - | $145,978,623 |

The table above relates to a repurchase program announced by the Company in November 2002. Since November 2002, the board has from time to time approved increases in the maximum dollar amount which may be repurchased from $50 million to $550 million. The repurchase program has no designated expiration date. No shares were purchased under this repurchase program during any of the periods indicated.

**Item 6. Selected Financial Data**

For information pertaining to Selected Financial Data of Acxiom, refer to page F-2 of the Financial Supplement, which is attached hereto.

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations**

The information required by this Item appears in the Financial Supplement at pp. F-3 – F-25, which is attached hereto.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk**

Acxiom's earnings are affected by changes in short-term interest rates primarily as a result of its term loan agreement and its revolving credit agreement, which bear interest at a floating rate. Acxiom does not use derivative or other financial instruments to mitigate the interest rate risk. Risk can be estimated by measuring the impact of a near-term adverse movement of 10% in short-term market interest rates. If short-term market interest rates average 10% more during the next four quarters than during the previous four quarters, there would be no material adverse impact on Acxiom's results of operations. Acxiom has no material future earnings or cash flow expenses from changes in interest rates related to its other long-term debt obligations, as substantially all of Acxiom's remaining long-term debt instruments have fixed rates. At both March 31, 2007 and 2006, the fair value of the Company's fixed rate long-term obligations approximated carrying value.

Acxiom has a presence in the United Kingdom, France, The Netherlands, Germany, Portugal, Poland, China and Canada. In general, each of the foreign locations is expected to fund its own operations and cash flows, although funds may be loaned or invested from the U.S. to the foreign subsidiaries. Therefore, exchange rate movements of foreign currencies may have an impact on Acxiom's future costs or on future cash flows from foreign investments. Acxiom has not entered into any foreign currency forward exchange contracts or other derivative instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates.

## Item 8. Financial Statements and Supplementary Data

The Financial Statements required by this Item appear in the Financial Supplement at pp. F-29 – F-67, which is attached hereto.

## Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

## Item 9A. Controls and Procedures

*Evaluation of Disclosure Controls and Procedures*

An evaluation as of the end of the period covered by this report was carried out under the supervision and with the participation of the Company's management, including the Company Leader (principal executive officer) and Chief Administrative Leader/CFO (principal financial and accounting officer), of the effectiveness of the design and operation of the Company's "disclosure controls and procedures," which are defined under SEC rules as controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported within required time periods to the Company's management as appropriate to allow timely decisions regarding disclosure. Based upon that evaluation, the Company Leader and Chief Administrative Leader/CFO concluded that the Company's disclosure controls and procedures were effective.

*Management's Report on Internal Control over Financial Reporting*

Management's report on Acxiom's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), and the related report of Acxiom's independent public accounting firm, are included in the Financial Supplement on pages F-26 – F-28 and are incorporated by reference.

*Changes in Internal Controls*

The Company's management, including the Company Leader and the Chief Administrative Leader/CFO, has evaluated any changes in the Company's internal control over financial reporting that occurred during the period covered by this report, and has concluded that there was no change during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

## Item 9B. Other Information

Not applicable.

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## PART III

### Item 10. Directors, Executive Officers and Corporate Governance

Pursuant to general instruction G(3) of the instructions to Form 10-K, information concerning Acxiom's executive officers is included under the caption "Executive Officers" at the end of Part I of this Report. The remaining information required by this Item appears under the captions "Election of Directors," and "Section 16(a) Beneficial Ownership Reporting Compliance" in Acxiom's 2007 Proxy Statement, which information is incorporated herein by reference. The Acxiom board of directors has adopted a code of ethics applicable to our principal executive, financial and accounting officers and all other persons performing similar functions. A copy of this code of ethics is posted on Acxiom's website at www.acxiom.com under the Corporate Governance section of the site.

### Item 11. Executive Compensation

The information required by this Item appears under the heading "Executive Compensation" in Acxiom's 2007 Proxy Statement, which information is incorporated herein by reference.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item appears under the heading "Stock Ownership" in Acxiom's 2007 Proxy Statement, which information is incorporated herein by reference.

### Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item appears under the headings "Related-Party Transactions" and "Board and Committee Matters" in Acxiom's 2007 Proxy Statement, which information is incorporated herein by reference.

### Item 14. Principal Accountant Fees and Services

The information required by this Item appears under the heading "Fees Billed for Services Rendered by Independent Auditor" in Acxiom's 2007 Proxy Statement, which information is incorporated herein by reference.

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## PART IV

### Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as a part of this report:

1. Financial Statements.

The following consolidated financial statements of the registrant and its subsidiaries included in the Financial Supplement and the Independent Auditors' Reports thereof are attached hereto. Page references are to page numbers in the Financial Supplement.

| | Page |
|---|---|
| Reports of Independent Registered Public Accounting Firm | F-27 - F-28 |
| Consolidated Balance Sheets as of March 31, 2007 and 2006 | F-29 |
| Consolidated Statements of Operations for the years ended March 31, 2007, 2006 and 2005 | F-30 |
| Consolidated Statements of Stockholders' Equity and Comprehensive Income for the years ended March 31, 2007, 2006 and 2005 | F-31 |
| Consolidated Statements of Cash Flows for the years ended March 31, 2007, 2006 and 2005 | F-32 - F-33 |
| Notes to the Consolidated Financial Statements | F-34 - F-69 |

2. Financial Statement Schedules.

All schedules are omitted because they are not applicable or not required or because the required information is included in the consolidated financial statements or notes thereto.

3. Exhibits

The following exhibits are filed with this report or are incorporated by reference to previously filed material.

Exhibit No.

2 Agreement and Plan of Merger by and among Acxiom Corporation, Axio Holdings LLC, and Axio Acquisition Corp. dated May 16, 2007 (previously filed on May 22, 2007 as Exhibit 2.1 to Acxiom Corporation's Current Report on Form 8-K, and incorporated by reference herein)

3(a) Amended and Restated Certificate of Incorporation (previously filed as Exhibit 3(i) to Acxiom Corporation's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996, Commission File No. 0-13163, and incorporated herein by reference)

3(b) Amended and Restated Bylaws (previously filed on March 29, 2007 as Exhibit 3(b) to Acxiom Corporation's Current Report on Form 8-K, and incorporated herein by reference)

4(a) Rights Agreement dated January 28, 1998 between Acxiom Corporation and First Chicago Trust Company of New York, as Rights Agent, including the forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights Agreement and the form of Certificate of Designation and Terms of

Participating Preferred Stock of Acxiom Corporation, included in Exhibit B to the Rights Agreement (previously filed as Exhibit 4.1 to Acxiom Corporation's Current Report on Form 8-K dated February 10, 1998, Commission File No. 0-13163, and incorporated herein by reference), as amended on May 16, 2007, such amendment having been previously filed on May 17, 2007 as Exhibit 4.4 to the Acxiom Corporation's Current Report on Form 8-A/A, and incorporated herein by reference)

10(a) 2005 Stock Purchase Plan of Acxiom Corporation (previously filed as Appendix B to Acxiom Corporation's Proxy Statement dated June 24, 2005, and incorporated herein by reference)

10(b) Amended and Restated Key Associate Stock Option Plan of Acxiom Corporation (previously filed as Exhibit 10(e) to Acxiom Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 2000, Commission File No. 0-13163, and incorporated herein by reference)

10(c) 2005 Equity Compensation Plan of Acxiom Corporation (formerly known as the Amended and Restated 2000 Associate Stock Option Plan of Acxiom Corporation) (previously filed as Appendix A to Acxiom Corporation's Proxy Statement dated June 24, 2005, and incorporated herein by reference)

10(d) Acxiom Corporation U.K. Share Option Scheme (previously filed as Exhibit 10(f) to Acxiom Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 1997, Commission File No. 0-13163, and incorporated herein by reference)

10(e) Acxiom Corporation Non-Qualified Deferred Compensation Plan (previously filed as Exhibit 10(i) to Acxiom Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 1996, Commission File No. 0-13163, and incorporated herein by reference)

10(f) Acxiom Corporation FY 2008 Leadership Cash Incentive Plan

10(g) General Electric Capital Corporation Master Lease Agreement, dated as of September 30, 1999 (previously filed as Exhibit 10(m) to Acxiom Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 2001, Commission File No. 0-13163, and incorporated herein by reference)

10(h) Amendment to General Electric Capital Corporation Master Lease Agreement dated as of December 6, 2002 (previously filed as Exhibit 10 (j) to Acxiom Corporation's Annual Report of Form 10-K for the fiscal year ended March 31, 2003, Commission File No. 0-13163, and incorporated herein by reference)

10(i) Third Amended and Restated Credit Agreement dated as of March 24, 2005, by and among Acxiom Corporation, as borrower, J.P. Morgan, N.A., as agent, and the lenders who are party thereto (previously filed as Exhibit 10.2 to Acxiom Corporation's Report on Form 8-K dated March 24, 2005, and incorporated herein by reference)

10(j) Second Amendment to Third Amended and Restated Credit Agreement, dated as of April 22, 2005, by and among Acxiom Corporation, as borrower, J.P. Morgan, N.A., as agent, and the lenders who are a party thereto (previously filed as Exhibit 10(j) to Acxiom Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 2005, Commission File No. 0-13163, and incorporated herein by reference)

10(k) Increased Commitment Supplement to Third Amended and Restated Credit Agreement, dated as of May 13, 2005, by and among Acxiom Corporation, as borrower, J.P. Morgan, N.A., as agent, and the lenders who are a party thereto (previously filed as Exhibit 10(k) to Acxiom Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 2005, Commission File No. 0-13163, and incorporated herein by reference)

10(l) Assignment of Head Lease dated as of February 10, 2003, by and between Wells Fargo Bank Northwest, National Association, as Owner Trustee under the AC Trust 2001-1 ("Assignor") and Acxiom Corporation, assigning all of Assignor's rights, title and interest in that certain Head Lease Agreement dated as of May 1,

2000, between the City of Little Rock, AR and Assignor, each relating to the lease of an office building in downtown Little Rock which was previously financed pursuant to a terminated synthetic real estate facility (previously filed as Exhibit 10 (l) to Acxiom Corporation's Annual Report of Form 10-K for the fiscal year ended March 31, 2003, Commission File No. 0-13163, and incorporated herein by reference)

10(m) Form of Executive Security Agreement (previously filed as Exhibit 10(g) to Acxiom Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 2002, Commission File No. 0-13163, and incorporated herein by reference)

10(n) Agreement by and among Acxiom Corporation and VA Partners, LLC, ValueAct Capital Master Fund, L.P., ValueAct Capital Management, L.P., and ValueAct Capital Management, LLC dated August 5, 2006 (previously filed on August 7, 2006 as Exhibit 10.1 to Acxiom Corporation's Current Report on Form 8-K, and incorporated by reference herein)

10(o) Amendment No. 1 to Agreement by and among Acxiom Corporation and VA Partners, LLC, ValueAct Capital Master Fund, L.P., ValueAct Capital Management, L.P., and ValueAct Capital Management, LLC, dated September 20, 2006 (previously filed on September 22, 2006 as Exhibit 10.1 to Acxiom Corporation's Current Report on Form 8-K, and incorporated by reference herein)

10(p) Amendment No. 2 to Agreement by and among Acxiom Corporation and VA Partners, LLC, ValueAct Capital Master Fund, L.P., ValueAct Capital Management, L.P., and ValueAct Capital Management, LLC, dated May 16, 2007 (previously filed on May 22, 2007 as Exhibit 10.1 to Acxiom Corporation's Current Report on Form 8-K, and incorporated by reference herein)

10(q) Voting Agreement by and between Acxiom Corporation and ValueAct Capital Master Fund, L.P., dated May 16, 2007 (previously filed on May 22, 2007 as Exhibit 10.2 to Acxiom Corporation's Current Report on Form 8-K, and incorporated by reference herein)

21 Subsidiaries of Acxiom Corporation

23 Consent of KPMG LLP

24 Powers of Attorney

31(a) Certification of Company Leader (principal executive officer) pursuant to SEC Rule 13a-14(a)/15d-14(a), as adopted pursuant to Sections 302 and 404 of Sarbanes-Oxley Act of 2002

31(b) Certification of Chief Finance & Administration Leader (principal financial officer) pursuant to SEC Rule 13a-14(a)/15d-14(a), as adopted pursuant to Sections 302 and 404 of Sarbanes-Oxley Act of 2002

32(a) Certification of Company Leader (principal executive officer) pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32(b) Certification of Chief Finance & Administration Leader (principal financial officer) pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

ACXIOM CORPORATION

Date: May 30, 2007

By: /s/ Catherine L. Hughes
Catherine L. Hughes
Corporate Governance Officer & Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and as of the dates indicated.

| Signature | | |
|---|---|---|
| William T. Dillard II*<br>William T. Dillard II | Director | May 30, 2007 |
| Michael J. Durham*<br>Michael J. Durham | Director | May 30, 2007 |
| Mary L. Good*<br>Mary L. Good | Director | May 30, 2007 |
| Ann Die Hasselmo*<br>Ann Die Hasselmo | Director | May 30, 2007 |
| William J. Henderson*<br>William J. Henderson | Director | May 30, 2007 |
| Rodger S. Kline*<br>Rodger S. Kline | Chief Administrative Leader / CFO<br>and Director (principal financial and accounting officer) | May 30, 2007 |
| Thomas F. McLarty, III*<br>Thomas F. McLarty, III | Director | May 30, 2007 |
| Charles D. Morgan*<br>Charles D. Morgan | Chairman of the Board and<br>Company Leader<br>(principal executive officer) | May 30, 2007 |
| Stephen M. Patterson*<br>Stephen M. Patterson | Director | May 30, 2007 |
| Jeffrey W. Ubben* | Director | May 30, 2007 |
| R. Halsey Wise* | Director | May 30, 2007 |

*By: /s/ Catherine L. Hughes
Catherine L. Hughes
Attorney-in-Fact

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**ACXIOM CORPORATION**
**INDEX TO FINANCIAL SUPPLEMENT**
**TO ANNUAL REPORT ON FORM 10-K**
**FOR THE YEAR ENDED MARCH 31, 2007**

## ACXIOM CORPORATION
## SELECTED FINANCIAL DATA
(In thousands, except per share data)

| Years ended March 31, | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| Statement of operations data: | | | | | |
| Revenue | $ 1,395,136 | $ 1,332,568 | $ 1,223,042 | $ 1,010,822 | $ 958,222 |
| Net earnings | $ 70,740 | $ 64,128 | $ 69,718 | $ 58,344 | $ 21,767 |
| Earnings per share: | | | | | |
| Basic | $ 0.86 | $ 0.73 | $ 0.80 | $ 0.68 | $ 0.25 |
| Diluted | $ 0.84 | $ 0.71 | $ 0.74 | $ 0.64 | $ 0.24 |

| As of March 31, | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| Balance sheet data: | | | | | |
| Current assets | $ 412,876 | $ 338,853 | $ 333,632 | $ 286,326 | $ 289,115 |
| Current liabilities | $ 387,788 | $ 379,990 | $ 364,262 | $ 296,103 | $ 171,665 |
| Total assets | $ 1,655,904 | $ 1,540,498 | $ 1,399,879 | $ 1,215,784 | $ 1,093,246 |
| Long-term obligations, excluding current installments | $ 648,879 | $ 376,415 | $ 141,704 | $ 293,457 | $ 289,677 |
| Stockholders' equity | $ 521,311 | $ 706,177 | $ 814,834 | $ 587,216 | $ 562,556 |

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction and Overview

Acxiom Corporation ("Acxiom" or "the Company") integrates data, services and technology to create and deliver customer and information management solutions for many of the largest and most respected companies in the world. The core components of Acxiom's innovative solutions are customer data integration ("CDI") technology and services, data, database services, information technology ("IT") outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States ("US") and Europe, and in Australia, China and Canada.

Highlights of the most recently completed fiscal year are identified below.

- Revenue of $1.395 billion, up 4.7 percent from $1.333 billion a year ago, an increase of $62.5 million in annual revenue.
- Income from operations of $158.8 million, a 21.1 percent increase compared to $131.1 million last year.
- Diluted earnings per share of $.84, up 18.3 percent from $.71 in fiscal 2006.
- Pre-tax earnings of $118.1 million, up 13.2 percent from $104.3 million in fiscal 2006.
- Operating cash flow for the fiscal year was $260.0 million and free cash flow available to equity was $55.2 million. The free cash flow available to equity is a non-GAAP financial measure which is discussed in Capital Resources and Liquidity.
- Gross margin was 27.3 percent compared to 26.4 percent in the last fiscal year.
- The repurchase of 11.1 million shares of Acxiom stock through a Dutch Auction Self Tender ("DAST") for an aggregate purchase price of $283.9 million.
- Credit agreement restructuring including repayment of existing borrowings and a new long-term loan of $600 million.
- The acquisition of Equitec, a consulting and analytics company.
- The acquisition of Harbinger, an international consulting and technology firm.
- The acquisition of Kefta, an Internet marketing firm.

The highlights above are intended to identify to the reader some of the more significant events and transactions of the Company during the fiscal year ended March 31, 2007. However, these highlights are not intended to be a full discussion of the Company's 2007 fiscal year. These highlights should be read in conjunction with the following discussion of Results of Operations and Capital Resources and Liquidity and with the Company's consolidated financial statements and footnotes accompanying this report.

Results of Operations

A summary of selected financial information for each of the years in the three-year period ended March 31, 2007 is presented below (dollars in millions, except per share amounts):

| | 2007 | 2006 | 2005 | % Change 2007-2006 | % Change 2006-2005 |
|---|---|---|---|---|---|
| Revenue | | | | | |
| Services | $ 1,061.1 | $ 1,012.6 | $ 889.7 | 5% | 14% |
| Data | 334.0 | 320.0 | 333.3 | 4 | (4) |
| | $ 1,395.1 | $ 1,332.6 | $ 1,223.0 | 5% | 9% |
| Total operating costs and expenses | 1,236.3 | 1,201.5 | 1,100.8 | 3 | 9 |
| Income from operations | $ 158.8 | $ 131.1 | $ 122.2 | 21% | 7% |
| Diluted earnings per share | $ 0.84 | $ 0.71 | $ 0.74 | 24% | (4)% |

*Revenues*
For the fiscal year ended March 31, 2007, the Company's revenue was $1,395.1 million, compared to revenue of $1,332.6 million in fiscal 2006, reflecting an increase of $62.5 million or 4.7%. Services revenue increased $48.5 million or 4.8% and data revenue increased $14.0 million or 4.4%. The increase in services revenue is attributable in part to the acquisition of Digital Impact, Inc. ("DI") in 2006 which added $12.5 million, the acquisition of InsightAmerica, Inc. ("IA") in 2006 which added $9.2 million, and the acquisition of Equitec in 2007 which added $2.0 million. The remaining contributor was growth in revenues from clients operating in the automotive, retail, and background screening industries. The increase in data revenue is primarily attributable to growth in European operations of $8.1 million, of which 86% was driven by changes in currency conversion rates, and increases in domestic revenues from publishing and banking clients of $4.1 million.

For the fiscal year ended March 31, 2006, the Company's revenue was $1,332.6 million, compared to revenue of $1,223.0 million in fiscal 2005, reflecting an increase of $109.5 million. Services revenue increased $122.9 million or 14% while data revenue decreased $13.3 million, or 4%. The increase in services revenue is primarily attributable to an increase of $61.1 million in IT Management revenue, an increase of $65.0 million related to the acquisitions of DI, IA, and Smart DM Holdings, Inc. ("SmartDM") and increases in revenue of $19.6 million from clients in the retail, background screening, automotive, and media and publishing industries. These increases were partially offset by a decrease of $12.3 million in our International business, which was mostly due to the sale of the German lettershop business. All other revenue combined resulted in a net $10.5 million decrease. The industry revenue figures do not include revenue from the European business, as these revenues are not broken out by industry. The decrease in data revenue is primarily attributable to a decrease in International data revenue of $15.3 million. Partially offsetting the decreases in International data revenue were revenues from Acxiom's InfoBase suite of products, which were up 4%.

The Company's business segments consist of US Services and Data, and International Services and Data. Both segments include consulting, database and data warehousing, list processing services, the Company's data content and software products. The US segment also includes information technology outsourcing and facilities management for data center management, network management, client/server management and other complementary IT services.

The following table shows the Company's revenue by business segment for each of the years in the three-year period ended March 31, 2007 (dollars in millions):

| | 2007 | 2006 | 2005 | % Change 2007-2006 | % Change 2006-2005 |
|---|---|---|---|---|---|
| US Services and Data | $ 1,196.4 | $ 1,147.7 | $ 1010.5 | 4% | 14% |
| International Services and Data | 198.7 | 184.9 | 212.5 | 8% | (13) |
| Total Revenue | $ 1,395.1 | $ 1,332.6 | $ 1,223.0 | 5% | 9% |

US Services and Data segment revenue for fiscal 2007 increased $48.7 million over fiscal 2006. The increase is primarily attributable to acquisitions as noted above and an increase of $22.7 million from clients in the retail, background screening, automotive, and media and publishing industries.

International Services and Data segment revenue for fiscal 2007 increased $13.8 million over fiscal 2006. The increase is primarily due to exchange rate fluctuations of $11.3 million.

US Services and Data segment revenue for fiscal 2006 increased $137.2 million over fiscal 2005 and reflects increases of $61.1 million in IT Management revenue, an increase of $66.2 million related to the acquisitions of DI, IA, and SmartDM, and an increase of $23.5 million from clients in the retail, background screening, automotive, and media and publishing industries. All other revenue combined resulted in a net $13.6 million decrease.

International Services and Data segment revenue for fiscal 2006 decreased $27.6 million over fiscal 2005. The decrease is attributable in part to the sale of the German lettershop business, which resulted in a decrease of $12.8 million, and the impact of exchange rates, which resulted in a decrease of approximately $7.2 million.

For the fiscal year ended March 31, 2007, approximately 73% of the Company's consolidated revenue was from clients who have long-term contracts (defined as contracts with initial terms of two years or more) with the Company. These revenues include all revenue from clients for which there is a long-term contract that covers some portion of that client's revenue. However, this does not mean that revenue from such contracts is necessarily fixed or guaranteed, as portions of revenue from clients who have long-term contracts, as well as substantially all of the revenue from clients which are not under long-term contract, is variable or project-related.

*Operating Costs and Expenses*

The following table presents the Company's operating costs and expenses for each of the years in the three-year period ended March 31, 2007 (dollars in millions):

| | 2007 | 2006 | 2005 | % Change 2007-2006 | % Change 2006-2005 |
|---|---|---|---|---|---|
| Cost of revenue | | | | | |
| Services | $ 807.0 | $ 778.5 | $ 697.3 | 4% | 12% |
| Data | 206.6 | 202.0 | 208.4 | 2 | (3) |
| Total cost of revenue | 1,013.6 | 980.5 | 905.7 | 3 | 8 |
| Selling, general and administrative | 213.8 | 211.5 | 196.1 | 1 | 8 |
| Gains, losses and other items, net | 8.9 | 9.5 | (1.0) | (6) | - |
| Total operating costs and expenses | $ 1,236.3 | $ 1,201.5 | $ 1,100.8 | 3% | 9% |

The following table presents the Company's operating costs and expenses in natural expense categories for each of the years in the three-year period ended March 31, 2007 (dollars in millions):

| | 2007 | 2006 | 2005 | % Change 2007-2006 | % Change 2006-2005 |
|---|---|---|---|---|---|
| Salaries and benefits | $ 570.0 | $ 503.1 | $ 443.8 | 13% | 13% |
| Computer, communications and other equipment | 261.5 | 299.2 | 284.7 | (13) | 5 |
| Data costs | 202.7 | 179.1 | 169.0 | 13 | 6 |
| Other operating costs and expenses | 193.2 | 210.6 | 204.3 | (8) | 3 |
| Gains, losses and other items, net | 8.9 | 9.5 | (1.0) | (6) | - |
| Total operating costs and expenses | $ 1,236.3 | $ 1,201.5 | $ 1,100.8 | 3% | 9% |

*Gross Profit*
The following table presents the Company's gross profit for each of the years in the three-year period ended March 31, 2007 (dollars in millions):

| | 2007 | 2006 | 2005 | % Change 2007-2006 | % Change 2006-2005 |
|---|---|---|---|---|---|
| Services | | | | | |
| Revenue | $ 1,061.1 | $ 1,012.6 | $ 889.7 | 5% | 14% |
| Cost of revenue | 807.0 | 778.5 | 697.3 | 4 | 12 |
| Gross profit | $ 254.1 | $ 234.1 | $ 192.4 | 9% | 22% |
| Gross profit % of services revenue | 23.9% | 23.1% | 21.6% | | |
| Data | | | | | |
| Revenue | $ 334.0 | $ 320.0 | $ 333.3 | 4% | (4)% |
| Cost of revenue | 206.6 | 202.0 | 208.4 | 2 | (3) |
| Gross profit | $ 127.4 | $ 118.0 | $ 124.9 | 8% | (6)% |
| Gross profit % of data revenue | 38.1% | 36.9% | 37.5% | | |
| Consolidated | | | | | |
| Revenue | $ 1,395.1 | $ 1,332.6 | $ 1,223.0 | 5% | 9% |
| Cost of revenue | 1,013.6 | 980.5 | 905.7 | 3 | 8 |
| Gross profit | $ 381.5 | $ 352.1 | $ 317.3 | 8% | 11% |
| Gross profit % of consolidated revenue | 27.3% | 26.4% | 25.9% | | |

Gross profit margins for services were 23.9% in fiscal 2007 compared to 23.1% in fiscal 2006 and 21.6% in fiscal 2005. Gross margin improvements, as a result of the Company's cost reduction initiatives, have been negatively impacted by lower revenue from the financial services industry and IT Services business reflecting the fixed cost nature of portions of the cost base.

The gross profit margins for data were 38.1% in fiscal 2007 compared to 36.9% in fiscal 2006 and 37.5% for fiscal 2005. This margin improvement can be attributed to previous cost reduction programs.

The consolidated gross profit margin for fiscal 2007 was 27.3%, which compares to 26.4% for fiscal 2006 and 25.9% for fiscal 2005.

The cost of services for fiscal 2007 of $807.0 million increased $28.5 million or 4% from fiscal 2006. The increase in cost of services is primarily attributable to acquisitions of DI, IA, and Equitec, which contributed $8.2 million, $6.9 million and $1.3 million, respectively. The remaining increase is due to growth in service revenue.

The cost of services for fiscal 2006 of $778.5 million increased $81.2 million or 12% from fiscal 2005. Cost of services in fiscal 2006 was up related to the increase in IT Management revenue and to other new contracts in the US Services and Data segment. Additionally, cost of services was up by $44.6 million due to the acquisitions completed since the third quarter of fiscal year 2005, and up by $4.2 million due to expenses incurred in the first quarter for additional resources assigned to a major client installation that has now gone into production.

Cost of data includes acquired data, data royalties, compilation costs and the costs of building the Company's various data products. The cost of data for fiscal 2007 of $206.6 million increased $4.6 million or 2% from 2006. The increase was due to growth in International data revenue. The cost of data for fiscal 2006 of $202.0 million decreased $6.4 million or 3% from fiscal 2005. The decrease in these costs for fiscal 2006 was primarily attributable to a decrease in International data revenue as well as the divestiture of the Company's real property data compilation business.

Selling, general and administrative expenses for fiscal 2007 of $213.8 million increased $2.3 million or 1.0% from fiscal 2006. The increase in fiscal 2007 was primarily attributable to acquisitions. Selling, general and administrative expense as a percent of total revenue was 15.3% in 2007 compared to 16% in fiscal 2006 and 2005. Selling, general and administrative expenses for fiscal 2006 of $211.5 million increased $15.4 million or 8% from fiscal 2005. The increase in fiscal 2006 was primarily attributable to acquisitions which accounted for $18.1 million of the increase. These increases were partially offset by decreases resulting from the cost reduction program implemented by the Company beginning in the second quarter of 2006.

Gains, losses and other items for each of the years presented are as follows (dollars in thousands):

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Loss on Spain closure | $ 6,622 | $ - | $ - |
| Loss on divestitures | - | 1,326 | 31 |
| Leased airplane disposal | - | (1,548) | - |
| Gain on sale of building | - | (2,787) | - |
| Restructuring plan charges and adjustments | 2,500 | 12,965 | 335 |
| Montgomery Ward bankruptcy recoveries | (225) | (452) | (1,350) |
| | $ 8,897 | $ 9,504 | $ (984) |

In fiscal 2007, the Company announced plans to shut down its operations in Spain. Upon the completion of this closure, the Company recorded $6.6 million in write-offs and exit costs, including $0.7 million in severance costs, $3.9 million in accruals for contingent liabilities related to governmental data protection claims, and $2.0 million in asset write-offs and other accruals (see note 2 to the consolidated financial statements). Of this amount, $5.0 million remains accrued at the end of fiscal 2007 and is expected to be paid out in fiscal 2008.

In March 2007, the Company recorded $2.5 million in restructuring included in gains, losses and other items in the consolidated statement of operations. The charges include $1.5 million in severance for payments to approximately 105 associates who were notified in March that they were to be involuntarily terminated; $0.3 million in fees paid to terminate contractors; and $0.7 million for contract termination fees paid to a former senior executive who terminated employment in February 2007.

In fiscal 2006 the Company sold its lettershop operations in Melville, New York and its real property data compilation business recording net losses on these sales of $0.3 million and $1.9 million, respectively. In fiscal 2006 the Company also sold a subsidiary in Spain that had no remaining operations but had available tax loss carryforwards which could be used by the buyer. The sale generated proceeds of $1.2 million and a gain on disposal included in gains, losses and other items of $0.8 million.

In fiscal 2006, the Company terminated the lease on an airplane which was then sold by the lessor. Under the terms of the lease, the Company was entitled to the proceeds of the airplane sale, net of the payoff value of the lease. As a result of this lease termination, the Company received proceeds of $1.5 million. In addition, the Company sold an unused facility for cash proceeds of $3.6 million and recorded a gain of $2.8 million.

In fiscal 2006 the Company recorded a total of $13.0 million in restructuring and other impairment charges (see note 2 to the consolidated financial statements). The charges included $6.8 million in severance and other associate-related reserves for payments to be made to involuntarily terminated associates; $3.7 million in lease termination costs or costs to be incurred after exiting certain leased facilities; and $2.5 million in other costs including the write-off of certain non-productive assets and other contract termination costs. The bulk of the severance and associate-related costs were paid by the end of the fiscal year. The remaining accrued costs are expected to be paid out over the terms of the related leases or contracts, of which the longest runs through fiscal 2012.

During the periods reported, the Company has received additional payments from the Montgomery Ward bankruptcy trustee. Bankruptcy trustee payments were recorded through gains, losses and other items where the Montgomery Ward bankruptcy expense was originally recorded.

The following table shows the balances that were accrued for the restructuring plans and the Spain closure, as well as the changes in those balances during the years ended March 31, 2005, 2006 and 2007 (dollars in thousands):

| | Associate-related reserves | Ongoing contract costs | Other accruals | Total |
|---|---|---|---|---|
| Restructuring activities: | | | | |
| March 31, 2004 | $ 2,581 | $ - | $ 300 | $ 2,881 |
| Payments | (2,916) | - | (300) | (3,216) |
| Adjustments | 335 | - | - | 335 |
| March 31, 2005 | - | - | - | - |
| Fiscal year 2006 restructuring plan amount | 6,800 | 3,687 | 2,478 | 12,965 |
| Payments | (5,593) | (1,944) | (2,219) | (9,756) |
| March 31, 2006 | 1,207 | 1,743 | 259 | 3,209 |
| Fiscal year 2007 restructuring plan amount | 2,500 | - | - | 2,500 |
| Payments | (1,414) | (232) | (115) | (1,761) |
| March 31, 2007 | $ 2,293 | $ 1,511 | $ 144 | $ 3,948 |
| | | | | |
| Spain closure: | | | | |
| Fiscal 2007 charges | 656 | 113 | 4,789 | 5,558 |
| Payments | (378) | (20) | (200) | (598) |
| March 31, 2007 | $ 278 | $ 93 | $ 4,589 | $ 4,960 |

*Operating Margins*
Fiscal 2007 operating margins were 11.3% compared to 9.8% for fiscal 2006 and 10.0% for fiscal 2005. The 2007 and 2006 operating margins were negatively impacted by the restructuring charges noted above.

*Other Income (Expense), Income Taxes and Other Items*
Interest expense for fiscal 2007 increased $17.9 million or 62.2% due primarily to the new term loan borrowing of $600 million under the amended and restated credit agreement which closed September 15, 2006 (See note 10 to the consolidated financial statements). Interest expense for fiscal 2006 increased $9.6 million or 50% due to increased levels of long-term debt primarily due to the Company's stock buy-back program and acquisitions (see note 10 to the consolidated financial statements). The Company's weighted-average interest rate on long-term debt was 6.8% and 5.7% at March 31, 2007 and March 31, 2006, respectively.

Other net increased $3.9 million in fiscal 2007 from fiscal 2006. Other net includes interest income on notes receivable, invested cash balances, and tax refunds of $3.6 million, $1.5 million and $3.0 million in fiscal 2007, 2006 and 2005 respectively. The interest income in fiscal 2005 includes interest income of $1.1 million from the Internal Revenue Service due to the filing of amended returns from prior years.

The Company's effective tax rate was 40.0% in fiscal 2007 compared to 38.5% in fiscal 2006 and 34.4% in fiscal 2005. The rate for fiscal 2007 was impacted by losses in Spain for which there was no tax benefit, and adjustment of reserves related to the research tax credit. Together these two items increased tax expense by approximately $3.8 million. The effective rate for 2006 reflects certain costs incurred related to the Company's defense against ValueAct's attempted takeover, which were determined to be non-deductible for federal income tax purposes and have therefore been accounted for as non-deductible expense. The fiscal 2005 rate was impacted by a $2.0 million contingency reserve reversal. This reversal was the result of a settlement with the IRS regarding the timing of deductions for warrants issued to a customer on terms more favorable than previously expected. The 2005 rate also included a $1.0 million benefit from research credits claimed in the 2004 tax return in excess of the amount calculated in the 2004 accrual.

Capital Resources and Liquidity

*Working Capital and Cash Flow*

Working capital at March 31, 2007 totaled $25.1 million compared to a negative $41.1 million at March 31, 2006. Total current assets increased $74.0 million, including a $24.2 million increase in accounts receivable, but current liabilities increased $7.8 million. Cash provided by operating activities was $259.9 million compared to $275.8 million in fiscal 2006 and $247.0 million in fiscal 2005. Operating cash flow in 2006 and prior years included the income tax benefit of the exercise of stock options and warrants. This benefit is now required to be reported as a financing activity under SFAS 123R. The amount included in operating cash flow for fiscal 2006 was $19.1 million. The increase in operating cash flow for 2006 was consistent with the increase in depreciation and amortization of $36.0 million, partially offset by other operating cash flow items.

Accounts receivable days sales outstanding was 72 days at March 31, 2007 and was 68 days at March 31, 2006, and is calculated as follows (dollars in thousands):

| | 2007 | 2006 |
|---|---|---|
| Numerator – trade accounts receivable, net | $ 285,850 | $ 261,624 |
| Denominator: | | |
| Fourth quarter revenue | 357,271 | 344,343 |
| Number of days in fourth quarter | 90 | 90 |
| Average daily revenue | $ 3,970 | $ 3,826 |
| Days sales outstanding | 72 | 68 |

Investing activities used $128.7 million in fiscal 2007 compared to $210.1 million in fiscal 2006 and $127.7 million in fiscal 2005. Investing activities in 2007 included capitalized software development costs of $27.4 million as compared to $21.9 million in fiscal 2006 and $20.3 million in fiscal 2005. Capital expenditures were $14.2 million in 2007 compared to $6.8 million in 2006 and $14.3 million in fiscal 2005. Deferral of costs and data acquisition costs were $66.7 million in 2007 compared to $70.5 million in 2006 and $53.4 million in fiscal 2005. Deferral of costs, which include both salaries and benefits and other direct and incremental third party costs incurred in connection with setup activities on client contracts, as well as deferred costs related to data, decreased $3.7 million in 2007 and increased $17.0 million in 2006.

Total spending on capitalized software, as discussed above, and research and development expense was $46.5 million in fiscal 2007, $37.5 million in fiscal 2006 and $35.7 million in fiscal 2005. Research and development expense, charged to cost of revenue, was $19.1 million in fiscal 2007, $15.6 million in fiscal 2006 and $15.4 million in fiscal 2005.

Investing activities also reflect net cash paid for acquisitions of $33.1 million in fiscal 2007 compared to $144.6 million in fiscal 2006 and $42.2 million in fiscal 2005. Fiscal 2007 included cash paid for the acquisition of Equitec for $14.4 million, Harbinger for $9.4 million, and Kefta for $8.9 million. The remainder of the cash paid for acquisitions in fiscal 2007 relates to fees paid on acquisitions made in the prior year and purchases of minority interests on prior acquisitions. Fiscal 2006 included $106.9 million paid for the acquisition of DI and $37.0 million paid for the acquisition of IA. The remainder of the cash paid for acquisitions in fiscal 2006 relates to fees paid on acquisitions made in the prior year and purchases of minority interests on prior acquisitions. Fiscal 2005 includes $5.6 million paid for the acquisition of ChinaLOOP in October 2004 and $18.6 million paid for the acquisition of SmartDM in January 2005. The Company also paid an additional $9.3 million for the Consodata acquisition, which includes the amount paid for Consodata Germany, additional payments for acquisition fees, and payments to minority shareholders of Consodata. An additional $8.7 million was paid for the Claritas companies, including acquisition fees and payments to the former owner of Claritas for working capital adjustments. Proceeds from the disposition of operations were $4.8 million in fiscal 2006. These proceeds included $4.0 million from collection on a note receivable from a previous disposition and $0.8 million from current-year dispositions. Notes 3 and 4 to the consolidated financial statements discuss the acquisitions and dispositions in more detail.

In fiscal 2007 the Company received $10 million and in fiscal 2006 the Company received $20.0 million for the sale and license of software to EMC Corporation ("EMC") (see note 8 to the consolidated financial statements for more information).

Investing activities also include $5.1 million related to sales of assets in fiscal 2006, including $3.6 million from the sale of an unused facility. Payments received on investments of $2.8 million in 2007, $3.8 million in 2006, and $2.5 million in 2005 include sales or collections on a number of investments.

With respect to certain of its investments in joint ventures and other companies, the Company has provided cash advances to fund losses and cash flow deficits. Although the Company has no commitment to continue to do so, it may fund such losses and deficits until these investments become profitable. The Company may, at its discretion, decide not to provide financing to these investments during future periods. In the event that it does not provide funding and these investments have not achieved profitable operations, the Company may be required to record an impairment charge up to the amount of the carrying value of these investments ($4.1 million at March 31, 2007). In the event that declines in the value of its investments occur and continue, the Company may be required to record impairment charges related to its investments.

The Company has generated free cash flows available to equity of $55.2 million in fiscal 2007, $99.8 million in fiscal 2006 and $67.4 million in fiscal 2005, as shown below (in thousands):

| (dollars in thousands) | 2007 | 2006 | 2005 |
|---|---|---|---|
| Net cash provided by operating activities | $ 259,952 | $ 275,833 | $ 247,014 |
| Less: | | | |
| Tax benefit of stock options and warrants | - | (19,097) | (9,043) |
| Sub-total | 259,952 | 256,736 | 237,971 |
| Plus: | | | |
| Payments received from investments | 2,758 | 3,760 | 2,533 |
| Proceeds received from disposition of operations | - | 4,844 | - |
| Proceeds received from the disposition of assets | - | 5,123 | - |
| Less: | | | |
| Capitalized software development costs | (27,443) | (21,903) | (20,294) |
| Capital expenditures | (14,225) | (6,848) | (14,330) |
| Deferral of costs and data acquisition costs | (66,687) | (70,454) | (53,428) |
| Payments on capital leases and installment payment arrangements | (76,135) | (72,232) | (60,886) |
| Payments on software and data license liabilities | (26,897) | (29,069) | (24,748) |
| Other required debt payments | (10,235) | (9,302) | (8,471) |
| Sub-total | 41,088 | 60,655 | 58,347 |
| Plus: | | | |
| Tax benefit of stock options and warrants | 4,142 | 19,097 | 9,043 |
| Sub-total | 45,230 | 79,752 | 67,390 |
| Plus: | | | |
| Cash collected from sale of software | 10,000 | 20,000 | - |
| Free cash flow available to equity | $ 55,230 | $ 99,752 | $ 67,390 |

Free cash flow available to equity is not a generally accepted accounting principle ("GAAP") financial measure. A "non-GAAP financial measure" is defined as a numerical measure of the Company's financial performance, financial position or cash flow that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the Company's consolidated financial statements. Free cash flow available to equity, as defined by the Company, may not be comparable to similarly titled measures reported by other companies. Management of the Company has included free cash flow available to equity in this filing because it represents the amount of money available for the Company's discretionary spending after funding all required payments including scheduled debt payments and it therefore provides investors with a useful alternative measure of liquidity by allowing an assessment of the amount of cash available for general corporate and strategic purposes. The above table reconciles free cash flow available to equity to net cash provided by operating activities, the nearest comparable GAAP measure.

As a result of income tax operating loss carryforwards and credits, the Company did not pay any significant federal or state income taxes in fiscal 2005. The Company utilized most of the net operating loss carryforwards during fiscal 2006 and began paying income taxes.

On November 14, 2002, the Company announced a common stock repurchase program. From that date until March 31, 2007, the Company has repurchased, excluding shares purchased under the DAST, 21.7 million shares of its common stock for an aggregate purchase price of $404.0 million (average price of $18.51 per share) under this repurchase program. The Company repurchased 0.6 million shares at an average $24.04 per share for an aggregate $13.9 million in 2007. Repurchases of 12.1 million shares for an aggregate price of $231.5 million and 3.0 million shares for an aggregate purchase price of $67.9 million were made in fiscal 2006 and 2005, respectively. Cash paid for repurchases in these fiscal years differs from the aggregate purchase price due to trades which were settled shortly after the end of each fiscal year. Cash paid for repurchases was $299.3 million, $233.8 million and $64.2 million in fiscal 2007, 2006 and 2005, respectively.

Financing activities in fiscal 2007 used $101.8 million including $178.1 million in net proceeds from debt and $33.5 million in sales of stock, offset by dividends paid of $18.2 million and stock repurchases of $299.3 million. Also included in financing activities in fiscal 2007 was the tax benefit from the exercise of stock options and warrants of $4.1 million. Previously this amount was reported in operating activities but is now required to be reported in financing under SFAS 123R. Financing activities in fiscal 2006 used $61.8 million including $130.8 million in net proceeds from debt and $58.6 million in sales of stock, offset by dividends paid of $17.4 million and stock repurchases of $233.8 million as discussed above. Financing activities in fiscal 2005 used $129.6 million including $95.2 million in net repayments of debt, $14.6 million in cash dividends and $64.2 million in stock repurchases as discussed above offset by sales of common stock of $44.4 million.

In each of the fiscal years 2007, 2006 and 2005, the Company has incurred debt to finance the acquisition of data, software licenses, property and equipment, acquisitions and construction. The incurrence of this debt appears on the Consolidated Statements of Cash Flows under "supplemental cash flow information." Acquisitions under capital leases were $58.9 million in 2007 compared to $85.3 million in 2006 and $90.6 million in 2005, and construction and other financing was $18.4 million in 2007 compared to $10.8 million in 2006 and was $21.8 million in 2005. Payment of this debt in future periods will be reflected as a financing activity. The Company has also included details of its debt payments within the "supplemental cash flow" information.

The Company intends to use its future free cash flow to repay debt, to repurchase shares of its common stock (when accretive to earnings per share), for possible future acquisitions, for payments of dividends, and for other general business purposes. Dividends will be reviewed quarterly and declared by the board of directors at its discretion.

*Credit and Debt Facilities*

Effective September 15, 2006, the Company entered into an amended and restated credit agreement allowing (1) term loans up to an aggregate principal amount of $600 million and (2) revolving credit facility borrowings consisting of revolving loans, letter of credit participations and swing-line loans to an aggregate amount of $200 million. On September 15, 2006, the Company borrowed the entire amount of the term loan. The term loan is payable in quarterly principal installments of $1.5 million through September 2011, followed by quarterly principal installments of $150.0 million through June 2012, followed by a final installment of $70 million due September 15, 2012 (see note 10 to the consolidated financial statements). The term loan also allows prepayments before maturity. Revolving loan commitments and all borrowings of revolving loans mature on September 15, 2011. The credit agreement is secured by the accounts receivable of Acxiom and its domestic subsidiaries, as well as by the outstanding stock of certain Acxiom subsidiaries. At March 31, 2007 there were no revolving credit borrowings outstanding and the Company had $200 million available under the new credit agreement. Borrowings under the revolving credit agreement bear interest at LIBOR plus 1.5%, an alternative base rate, or at the federal funds rate plus 2.25%.

The Company's debt-to-capital ratio, as calculated below, was 55% at March 31, 2007 compared to 35% at March 31, 2006 (dollars in thousands).

| | March 31, 2007 | March 31, 2006 |
|---|---|---|
| Numerator - long-term obligations, net of current installments | $ 648,879 | $ 376,415 |
| Denominator: | | |
| Long-term obligations, net of current installments | 648,879 | 376,415 |
| Stockholders' equity | 521,311 | 706,177 |
| | $ 1,170,190 | $ 1,082,592 |
| Debt-to-capital ratio | 55% | 35% |

The foregoing calculation of the debt-to-capital ratio excludes current maturities of long-term obligations in the amounts of $106.9 million and $93.5 million at March 31, 2007 and 2006, respectively.

The increase in the ratio is due to the Company's use of debt in the current fiscal year to acquire treasury stock. On September 12, 2006, the Company repurchased 11.1 million of its common shares for approximately $283.9 million through a DAST (see note 13 to the consolidated financial statements). Borrowings under the new credit facility (see note 10 to the consolidated financial statements), which closed September 15, 2006, primarily funded the DAST and repaid existing debt.

*Funded Software Arrangement*
On December 29, 2005, the Company entered into a definitive Asset Purchase and License Agreement (the "Agreement") with EMC. The Agreement provides, among other things, for the purchase by EMC of the Company's information grid operating system software (the "Base Technology") and for the grant of a perpetual license from EMC to the Company of the Base Technology and further developments for the Company's continued use in connection with its business. The Company also licensed other ancillary related technology to EMC.

Under the terms of the Agreement, the parties will work together to further develop the Base Technology. EMC paid the Company $20 million in fiscal 2006 and $10 million in fiscal 2007. These payments received by Acxiom from EMC pursuant to the Agreement have offset capitalized software balances associated with development of the sold and licensed technology. These payments have no effect on revenue, earnings, or operating cash flow, but have contributed to free cash flow available to equity. The reduction in the capitalized balance will reduce future amortization expense.

The Agreement also gives EMC the option during a two-year option period to acquire the Acxiom division responsible for the further development of the technology, upon payment of an option price specified in the Agreement. The option price was $5 million at inception, is currently $15 million, and increases to $20 million by the end of the option period. If EMC exercises that option, Acxiom will retain its perpetual license to the Base Technology and further developments of the Base Technology.

*Off-Balance Sheet Items and Commitments*
The Company has entered into synthetic operating lease facilities for computer equipment, furniture and aircraft ("Leased Assets"). These synthetic operating lease facilities are accounted for as operating leases under GAAP and are treated as capital leases for income tax reporting purposes. Lease terms under the computer equipment and furniture facility range from two to six years, with the Company having the option at expiration of the initial term to return, or purchase at a fixed price, or extend or renew the term of the leased equipment. The synthetic lease term for one aircraft expires in January 2011, with the Company having the option at the expiration to either purchase the aircraft at a fixed price, enter into a lease for an additional twelve-month period (with a nominal purchase price paid at the expiration of the renewal period), or return the aircraft in the condition and manner required by the lease. In the event the Company elects to return the Leased Assets, the Company has guaranteed a portion of the residual value to the lessors. Assuming the Company elects to return the Leased Assets to the lessors at its earliest opportunity under the synthetic lease arrangements and assuming the Leased Assets have no significant residual value to the lessors, the maximum potential amount of future payments the Company could be required to make under these residual value guarantees was $12.0 million at March 31, 2007. Since the inception of the facility, the total amount drawn under these synthetic operating lease facilities was $243.4 million, and as of March 31, 2007 the Company has a future commitment for lease payments of $24.8 million over the next five years.

During fiscal 2006, the Company terminated the lease for a second aircraft which was then sold by the lessor. Under the terms of the lease, the Company was entitled to the proceeds of the airplane sale, net of the payoff value of the lease. As a result of this lease termination, the Company received net proceeds of $1.5 million which is included in gains, losses and other items.

In fiscal 2007, the Company occupied a 30,000 square foot data center in Little Rock, Arkansas. Total construction costs of this facility were approximately $18 million. In connection with certain of the Company's other buildings and facilities, the Company has entered into 50/50 joint ventures with local real estate developers. In each case, the Company is guaranteeing portions of the loans for the buildings. In addition, in connection with the disposal of certain assets, the Company has guaranteed loans for the buyers of the assets. Substantially all of the third party indebtedness for which the Company has provided guarantees is collateralized by various pieces of real property. The aggregate amount of the guarantees at March 31, 2007 was $5.0 million.

Outstanding letters of credit, which reduce the borrowing capacity under the Company's revolving credit facility, were $10.2 million at March 31, 2007 and $4.0 million at March 31, 2006.

*Contractual Commitments*

The following table presents Acxiom's contractual cash obligations and purchase commitments at March 31, 2007 (dollars in thousands):

| | For the years ending March 31 | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2008 | 2009 | 2010 | 2011 | 2012 | Thereafter | Total |
| Capital lease and installment payment obligations | $ 65,391 | $ 28,670 | $ 13,681 | $ 1,947 | $ 640 | $ 11,070 | $ 121,399 |
| Software and data license liabilities | 26,920 | 15,060 | 2,635 | - | - | - | 44,615 |
| Warrant liability | - | - | - | - | - | 1,651 | 1,651 |
| Term Loan | 6,000 | 6,000 | 6,000 | 6,000 | 303,000 | 220,000 | 547,000 |
| Other long-term debt | 8,610 | 12,880 | 1,110 | 12,417 | 424 | 5,694 | 41,135 |
| Total long-term obligations | 106,921 | 62,610 | 23,426 | 20,364 | 304,064 | 238,415 | 755,800 |
| Synthetic aircraft leases | 931 | 931 | 931 | 698 | - | - | 3,491 |
| Synthetic equipment and furniture leases | 9,265 | 8,498 | 3,510 | 68 | - | - | 21,341 |
| Total synthetic operating leases | 10,196 | 9,429 | 4,441 | 766 | - | - | 24,832 |
| Equipment operating leases | 2,329 | 1,155 | 354 | 164 | 9 | - | 4,011 |
| Building operating leases | 17,211 | 14,634 | 11,794 | 8,854 | 7,600 | 46,913 | 107,006 |
| Partnerships building leases | 2,144 | 2,155 | 47 | - | - | - | 4,346 |
| Related party aircraft lease | 900 | 900 | 900 | 900 | 375 | - | 3,975 |
| Total operating lease payments | 32,780 | 28,273 | 17,536 | 10,684 | 7,984 | 46,913 | 144,170 |
| Operating software license obligations | 5,082 | 4,904 | 4,888 | 1,370 | 1,370 | 686 | 18,300 |
| Total operating lease and software license obligations | 37,862 | 33,177 | 22,424 | 12,054 | 9,354 | 47,599 | 162,470 |
| Total contractual cash obligations | $ 144,783 | $ 95,787 | $ 45,851 | $ 32,418 | $ 313,418 | $ 286,014 | $ 918,270 |

| | For the years ending March 31 | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2008 | 2009 | 2010 | 2011 | 2012 | Thereafter | Total |
| Purchase commitments on synthetic aircraft leases | $ - | $ - | $ - | $ 4,398 | $ - | $ - | $ 4,398 |
| Purchase commitments on synthetic equipment and furniture leases | 1,862 | 1,754 | 4,030 | - | - | - | 7,646 |
| Other purchase commitments | 68,269 | 16,234 | 10,991 | 7,522 | 2,473 | 4,377 | 109,866 |
| Total purchase commitments | $ 70,131 | $ 17,988 | $ 15,021 | $ 11,920 | $ 2,473 | $ 4,377 | $ 121,910 |

The related party aircraft lease relates to an aircraft leased from a business owned by an officer and director (see note 15 to the consolidated financial statements). The Company has also agreed to pay the difference, if any, between the sales price of the aircraft and 70% of the related loan balance (approximately $2.6 million at March 31, 2007) should the Company elect to exercise its early termination rights or not extend the lease beyond its initial term and the lessor sells the equipment as a result.

In March 2007, the Company entered into a contract with Guava Acquisitions, LLC ("Guava"), a wholly owned subsidiary of Time Value Property Exchange, Inc. to acquire an aircraft. The Company entered into a short-term operating lease for the aircraft with Guava and expects to spend approximately $6.0 million in leasehold improvements to upgrade the aircraft. Once the Company has completed the upgrade, it will cancel the operating lease and purchase the aircraft from Guava for $5.5 million.

The purchase commitments on the synthetic equipment, furniture and aircraft leases assume the leases terminate and are not renewed, and the Company elects to purchase the assets. The other purchase commitments include contractual commitments for the purchase of data and open purchase orders for equipment, paper, office supplies, construction and other items. Other purchase commitments in some cases will be satisfied by entering into future operating leases, capital leases, or other financing arrangements, rather than payment of cash. The above commitments relating to long-term obligations do not include future payments of interest.

The following table shows contingencies or guarantees under which the Company could be required, in certain circumstances, to make cash payments as of March 31, 2007 (dollars in thousands):

| | | |
|---|---|---|
| Residual value guarantee on the synthetic computer equipment and furniture lease | $ | 10,248 |
| Residual value guarantee on synthetic aircraft lease | | 1,759 |
| Residual value guarantee on related party aircraft lease | | 2,628 |
| Guarantees on certain partnership and other loans | | 5,038 |
| Outstanding letters of credit | | 10,228 |

The total of loans "on certain partnerships and other loans," of which the Company guarantees the portion noted in the above table, are $12.4 million as of March 31, 2007.

While the Company does not have any other material contractual commitments for capital expenditures, certain levels of investments in facilities and computer equipment continue to be necessary to support the growth of the business. It is the Company's general practice to lease any new required equipment to better match cash outflows with customer inflows. In some cases, the Company also sells software and hardware to clients. In addition, new outsourcing or facilities management contracts frequently require substantial up-front capital expenditures to acquire or replace existing assets. Management believes that the Company's existing available debt and cash flow from operations will be sufficient to meet the Company's working capital and capital expenditure requirements for the foreseeable future. The Company also evaluates acquisitions from time to time, which may require up-front payments of cash. Depending on the size of the acquisition it may be necessary to raise additional capital. If additional capital becomes necessary as a result of any material variance of operating results from projections or from potential future acquisitions, the Company would first use available borrowing capacity under its revolving credit agreement, followed by the issuance of debt or equity securities. However, no assurance can be given that the Company would be able to obtain funding through the issuance of debt or equity securities at terms favorable to the Company, or that such funding would be available.

*Acquisitions*

On March 27, 2007, the Company acquired Kefta, Inc. ("Kefta"), a leader in real-time, dynamic personalization solutions for the Internet that is based in San Francisco, California. The acquisition bolsters the Company's ability to integrate one-to-one personalized communications across digital channels. The Company paid $8.9 million, net of cash acquired, for Kefta not including amounts, if any, payable pursuant to the terms and conditions of two deferred payment agreements. The first is a deferred cash compensation agreement that requires the Company to pay up to $1.5 million if three of Kefta's key employees are retained by the Company for eight consecutive quarters following the acquisition. The second is an earnout agreement that allows for payment of up to $1.5 million if the acquired business achieves certain revenue goals. Kefta's results of operations will be included in the Company's consolidated results beginning April 1, 2007. Kefta's total annual revenues are approximately $2.7 million.

On March 15, 2007, the Company purchased Harbinger Associates, LLC and its wholly owned subsidiary Harbinger Technologies, Inc. ("Harbinger") from ICx Technologies, Inc. Harbinger is an international consulting and technology firm that develops software tools and training programs for personnel involved in homeland defense, national security and the prevention of international terrorism. The Company will use Harbinger's best-in-class technologies and specialized expertise to help commercial clients expand internationally while Harbinger will expand the Company's products and services to the federal government intelligence and law enforcement markets. The Company paid $9.4 million, net of cash acquired, and executed a promissory note for another $1.3 million to acquire Harbinger. The interest-free promissory note requires a $1 million payment on March 15, 2008 and the remaining $0.3 million payment on March 15, 2009. Harbinger's results of operations are included in the Company's consolidated results beginning March 15, 2007. Harbinger's total annual revenue is approximately $5.4 million.

On December 29, 2006, the Company completed the acquisition of certain assets of the Equitec division of Henry Group, Ltd. ("Equitec"), a consulting and analytics company headquartered in Cleveland, Ohio. The Company paid approximately $14.4 million in cash for Equitec, and issued shares of the Company's common stock with an approximate value of $3.6 million. The $18.0 million purchase price paid for Equitec does not include amounts, if any, payable pursuant to the terms and conditions of an earnout agreement under which the Company may pay up to an additional $12 million based on Equitec's achievement of certain operating targets over the period ending March 31, 2009. Equitec's results of operations are included in the Company's consolidated results beginning January 1, 2007. Equitec's annual revenue for the year prior to acquisition was approximately $11.3 million.

In August 2005, the Company completed the acquisition of InsightAmerica, Inc. ("IA") a privately held company based in Broomfield, Colorado. IA specializes in fraud prevention and risk mitigation services. The Company paid approximately $34.6 million in cash for IA, net of cash acquired, and not including amounts payable pursuant to the terms and conditions of an earnout agreement. The Company paid an additional $2.4 million during the year ended March 31, 2006 relating to the earnout agreement. Under the provisions of the earnout agreement, the Company may pay up to an additional $7.6 million based on IA's achievement of certain quarterly revenue and earnings targets over the period ending December 31, 2007. The Company is currently negotiating with the former owners over the amount required to be paid under the earnout agreement and expects to complete these negotiations in the first quarter of fiscal 2008. IA's results of operations are included in the Company's consolidated results beginning August 1, 2005. IA's total annual revenues at the date of acquisition were approximately $18 million.

In May 2005, the Company completed the acquisition of Digital Impact, Inc. ("DI"). DI is a provider of integrated digital marketing solutions and is based in San Mateo, California. Management believes DI provides the Company with new digital services capabilities that are complementary to the Company's existing service offerings. The Company paid approximately $106.9 million in cash for DI, net of cash acquired, and DI's results of operations are included in the Company's consolidated results beginning May 1, 2005. DI's total annual revenues at the date of acquisition were approximately $45 million.

On January 5, 2005 the Company acquired SmartDM Holdings, Inc. ("SmartDM") and its wholly-owned subsidiaries. SmartDM is a full-service direct marketing company based in Nashville, Tennessee that offers comprehensive direct marketing services and information management for mid-sized companies. The aggregate purchase price was approximately $20.4 million consisting of $18.7 million paid in cash, net of cash acquired, and $1.7 million in common stock. SmartDM's revenue was approximately $14 million per year at the date of acquisition.

On October 25, 2004 the Company acquired ChinaLOOP, a business intelligence, customer relationship management and data management company. ChinaLOOP provides data, database management and data services to a number of Asian and international clients from its headquarters in Shanghai and additional operations in Beijing. ChinaLOOP's clients include a number of China-based and multinational companies. The purchase price was approximately $7.4 million consisting of $5.6 million paid in cash (net of cash acquired) and warrants with an estimated value of $1.8 million. The warrants provide for the purchase of 100,000 shares of the Company's common stock at a price of $15 on or after November 1, 2007. Exercise of the warrants is contingent on certain performance levels of the acquired business. The warrants also provide the warrant holders with certain rights to additional shares if the price of Acxiom stock upon exercise of the warrant is less than $30 per share. The warrants expire October 24, 2014. The acquired company's revenue at the date of acquisition was approximately $2.6 million per year.

In fiscal 2004, the Company completed the acquisition of the Claritas Europe group of companies for approximately $38.0 million, net of cash acquired. The final purchase price is still subject to adjustment based on an agreement between the parties as to the final working capital amounts purchased. During the fourth quarter of fiscal 2006 the Company recorded an additional liability to VNU (the former owner) for approximately $2.6 million, which is management's best estimate of the amount to be ultimately paid less $0.8 million expected to be collected from VNU for aged accounts receivable. The Company is in discussions with VNU and expects to resolve the amount owed to VNU and make the final payment in fiscal 2008.

See note 3 to the consolidated financial statements for more information about the Company's acquisitions.

Subsequent Event

On May 16, 2007, the Company announced it has entered into an agreement to be acquired by Silver Lake and ValueAct Capital, at a price of $27.10 per share plus the assumption of outstanding debt. The merger is expected to close in the next three to four months and is subject to approval by the Company's shareholders, regulatory approvals and other customary closing conditions. The merger agreement is attached as exhibit 2.1 to Acxiom's current reports on Form 8-K and Form 8-K/A as filed on May 22, 2007 and May 23, 2007, respectively.

Seasonality and Inflation

Although the Company cannot accurately determine the amounts attributable to inflation, the Company has been affected by inflation through increased costs of compensation and other operating expenses. Generally, the effects of inflation are offset by technological advances, economies of scale and other operational efficiencies. The Company has established a pricing policy for long-term contracts, which provides for the effects of expected increases resulting from inflation.

The Company's traditional direct marketing operations experience their lowest revenue in the first quarter and highest revenue in the third quarter of the fiscal year. In order to minimize the impact of these fluctuations, the Company continues to seek long-term strategic partnerships with more predictable revenues. Revenue from clients who have long-term contracts with the Company (defined as two years or longer), as a percentage of consolidated revenue, was approximately 73% in fiscal 2007 compared to 71% in fiscal 2006 and 74% in fiscal 2005.

Related Parties

In accordance with a data center management agreement dated July 27, 1992 between Acxiom and TransUnion, Acxiom (through its subsidiary, Acxiom CDC, Inc.) acquired all of TransUnion's interest in its Chicago data center and agreed to provide TransUnion with various data center management services. In a 1992 letter agreement, Acxiom agreed to use its best efforts to cause one person designated by TransUnion to be elected to Acxiom's board of directors. TransUnion designated its CEO and President, Harry C. Gambill, who was appointed to fill a vacancy on the board in November 1992 and was elected at the 1993 annual meeting of stockholders to serve a three-year term. He was elected to serve additional three-year terms at subsequent annual stockholders meetings. He resigned from the board effective February 28, 2006 at which time transactions with TransUnion were no longer considered related-party transactions. Acxiom recorded revenue from TransUnion of $106.5 million and $96.0 million in fiscal 2006 and 2005, respectively.

See note 15 to the consolidated financial statements for additional information on certain relationships and related transactions.

Non-U.S. Operations

The Company has a presence in the United Kingdom, France, the Netherlands, Germany, Spain, Portugal, Poland, Australia, Canada and China. Most of the Company's exposure to exchange rate fluctuation is due to translation gains and losses as there are no material transactions that cause exchange rate impact. In general, each of the foreign locations is expected to fund its own operations and cash flows, although funds may be loaned or invested from the U.S. to the foreign subsidiaries subject to limitations in the Company's revolving credit facility. These advances are considered to be long-term investments, and any gain or loss resulting from changes in exchange rates as well as gains or losses resulting from translating the foreign financial statements into U.S. dollars are included in accumulated other comprehensive income (loss). Exchange rate movements of foreign currencies may have an impact on the Company's future costs or on future cash flows from foreign investments. The Company has not entered into any foreign currency forward exchange contracts or other derivative instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates. The Company's European operations had earnings of $1.2 million in fiscal 2007, net losses of $3.7 million in fiscal 2006, and earnings of $6.8 million in fiscal 2005. Fiscal 2007 and 2006 include the impact of recording certain of the gains, losses and other items within European operations. The Australian operation had net income of $0.5 million for fiscal 2007 and net losses of $0.2 million for fiscal 2006 and $0.4 million for fiscal 2005. ChinaLOOP had approximately break-even net earnings for the period from October 25, 2004 (date of acquisition) through March 31, 2005 and net losses of $0.6 million for fiscal 2006 and $0.8 million for fiscal 2007. The Company's Japanese operation, which was closed during early fiscal 2006, incurred net losses of approximately $0.7 million in fiscal 2006 and $2.4 million in fiscal 2005. The Company's Canadian operations, which commenced in November 2006 with the opening of a data center in the Toronto area, had net losses of $0.3 million.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. These accounting principles require management to make certain judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Note 1 to the accompanying consolidated financial statements includes a summary of significant accounting policies used in the preparation of Acxiom's consolidated financial statements. Of those policies, we have identified the following as the most critical because they require management's use of complex and/or significant judgments:

Revenue Recognition – The Company provides database management and IT outsourcing services under long-term arrangements. These arrangements may require the Company to perform setup activities such as the design and build of a database for the customer under the database management contracts and migration of the customer's IT environment under IT outsourcing contracts. In the case of database management contracts, the customer does not acquire any ownership rights to the Company's intellectual property used in the database and the database itself provides no benefit to the customer outside of the utilization of the system during the term of the database management arrangement. In some cases, the arrangements also contain provisions requiring customer acceptance of the setup activities prior to commencement of the ongoing services arrangement. Up-front fees billed during the setup phase for these arrangements are deferred and setup costs that are direct and incremental to the contract are capitalized and amortized on a straight-line basis over the service term of the contract. Revenue recognition does not begin until after customer acceptance in cases where contracts contain acceptance provisions. Once the setup phase is complete and customer acceptance occurs, the Company recognizes revenue over the remaining service term of the contract. In situations where the arrangement does not require customer acceptance before the Company begins providing services, revenue is recognized over the contract period and no costs are deferred.

The Company accounts for all elements under its database management and IT outsourcing arrangements as a single unit, since the initial setup activities performed under the arrangements do not have stand-alone value to the client and the Company is unable to determine the relative fair values of the delivered elements and the undelivered elements. Therefore, when third party software, hardware and certain other equipment are sold along with services, the Company records such sales over the related service period. Additionally, the Company evaluates revenue from the sale of data, software, hardware and equipment in accordance with the provisions of Emerging Issues Task Force ("EITF") Issue 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," to determine whether such revenue should be recognized on a gross or a net basis over the term of the related service agreement. All of the factors in EITF 99-19 are considered with the primary factor being whether the Company is the primary obligor in the arrangement. "Out-of-pocket" expenses incurred by, and reimbursed to, the Company in connection with customer contracts are recorded as gross revenue in accordance with EITF Issue 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred."

The Company evaluates its database management and IT outsourcing arrangements using the criteria in EITF 01-8, "Determining Whether an Arrangement Contains a Lease." EITF 01-8 requires the Company to determine whether an arrangement contains a lease within a services arrangement and, if so, requires the lease component to be accounted for separately from the remaining components of the arrangement. In cases where database management or IT outsourcing arrangements are determined to include a lease, the lease is evaluated to determine whether it is a capital lease or operating lease and accounted for accordingly. The lease revenues are not significant to the Company's financial statements.

The Company also performs services on a project basis outside of, or in addition to, the scope of long-term arrangements. The Company recognizes revenue from these services as the services are performed.

Revenues from the licensing of data are recognized upon delivery of the data to the customer in circumstances where no update or other obligations exist. Revenue from the licensing of data in which the Company is obligated to provide future updates on a monthly, quarterly or annual basis is recognized on a straight-line basis over the license term. Revenue from the licensing of data to the customer in circumstances where the license agreement contains a volume cap is recognized in proportion to the total records to be delivered under the arrangement.

The Company accounts for revenue arrangements with multiple elements in accordance with EITF Issue No. 00-21, "Revenue Arrangements with Multiple Elements." EITF 00-21 provides guidance on (a) how arrangement consideration should be measured, (b) whether the arrangement should be divided into separate units of accounting, and (c) how the arrangement consideration should be allocated among the separate units of accounting. EITF 00-21 also requires disclosure of the accounting policy for recognition of revenue from multiple-deliverable arrangements and the description and nature of such arrangements.

Included in the Company's consolidated balance sheets are deferred revenues resulting from billings and/or client payments in advance of revenue recognition. Deferred revenue at March 31, 2007 was $113.3 million compared to $123.9 million at March 31, 2006.

In certain cases, such as hardware or software upgrades sold and/or licensed to existing clients where the Company has no further obligations with respect to such upgrades or project work, management has determined that revenue recognition upon delivery of the hardware or software to the client or upon completion of the project work is appropriate. The Company recognized revenue of $9.6 million in 2007, $15.8 million in 2006 and $17.4 million in 2005 for hardware and software where the Company has determined that up-front revenue recognition is appropriate. In fiscal 2007, 2006 and 2005 all of the $9.6 million, $15.8 million and $17.4 million in revenue, respectively, noted above was recorded on a gross basis.

Accounts receivable include amounts billed to clients as well as unbilled amounts recognized in accordance with the Company's revenue recognition policies. Unbilled amounts included in accounts receivable were $81.6 million and $75.1 million, respectively, at March 31, 2007 and 2006.

The Company does not provide end-users with price-protection or rights of return. The Company's contracts provide a warranty that the services or products will meet the agreed-upon criteria or any necessary modifications will be made. The Company ensures that services or products delivered meet the agreed-upon criteria prior to recognition of revenue.

Software, Purchased Software Licenses, and Research and Development Costs – The Company capitalizes software development costs under both the provisions of Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS 86") and the American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). Although there are differences in the two accounting standards, depending on whether a product is intended for internal use or to be provided to customers, both standards generally require that research and development costs incurred prior to establishing technological feasibility or the beginning of the application development stage of software products are charged to operations as incurred. Costs of internally developed software, upon its general release, are amortized on a straight-line basis over the estimated economic life of the product, generally two to five years, or the amortization that would be recorded by using the ratio of gross revenues for a product to total current and anticipated future gross revenues for that product, whichever is greater. The Company recorded amortization expense and impairment charges related to internally developed computer software of $19.1 million in fiscal 2007, $27.0 million in fiscal 2006 and $29.8 million in fiscal 2005. Additionally, research and development costs associated with internally developed software incurred prior to becoming eligible for capitalization of $19.1 million in fiscal 2007, $15.6 million in fiscal 2006 and $15.4 million in fiscal 2005 were charged to operations during those years.

Purchased software licenses include both prepaid software and capitalized future software obligations for which the liability is included in long-term obligations. Costs of purchased software licenses are amortized using a units-of-production basis over the estimated economic life of the license, generally not to exceed ten years. The Company recorded amortization of purchased software licenses of $45.0 million in fiscal 2007, $43.6 million in fiscal 2006 and $35.6 million in fiscal 2005. Some of these purchased software licenses are, in effect, volume purchase agreements for software licenses needed for internal use and to provide services to customers over the terms of the agreements. Therefore, amortization lives are periodically reevaluated and, if necessary, adjusted to reflect current and future expected usage based on units-of-production amortization. Factors considered in estimating remaining useful life include, but are not limited to, contract provisions of the underlying licenses, introduction of new mainframe hardware which is compatible with previous generation software, predictions of continuing viability of mainframe architecture, and customers' continuing commitments to utilize mainframe architecture and the software under contract. While the Company believes current license lives are appropriate and material changes in amortization periods are not anticipated, changes in relevant factors cannot be predicted.

Capitalized software, including both purchased and internally developed, is reviewed each period and, if necessary, the Company reduces the carrying value of each product to its net realizable value. In performing the net realizable value evaluation of capitalized software, the Company's projection of potential future cash flows from future gross revenues by product, reduced by the costs of completing and disposing of that product are compared to the carrying value of each product. A write-down of the carrying amount of a product is made to the extent that the carrying value of a product exceeds its net realizable value. At March 31, 2007, the Company's most recent impairment analysis of its purchased and internally developed software indicates that no impairment exists. However, no assurance can be given that future analysis of the Company's capitalized software will not result in an impairment charge. Additionally, should future project revenues not materialize and/or the cost of completing and disposing of software products significantly exceed the Company's estimates, further write-downs of purchased or internally developed software might be required up to and including the total carrying value of such software ($195.6 million at March 31, 2007).

Valuation of Long-Lived Assets and Goodwill – Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted cash flows expected to result from the use and eventual disposition of the asset. In cases where cash flows cannot be associated with individual assets, assets are grouped together in order to associate cash flows with the asset group. If such assets or asset groups are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. At March 31, 2007, the Company believes that no impairment exists with respect to its long-lived assets. However, no assurance can be given by management of the Company that future impairment charges to its long-lived assets will not be required as a result of changes in events and/or circumstances.

Goodwill represents the excess of acquisition costs over the fair values of net assets acquired in business combinations treated as purchase transactions. Under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized, but is reviewed at least annually for impairment under a two-part test. In the event that part one of the impairment test indicates potential impairment of goodwill, performance of part two of the impairment test is required. Any impairment that results from the completion of the two-part test is recorded as a charge to operations during the period in which the impairment test is completed. The Company performs its annual goodwill impairment evaluation as of the beginning of its fiscal year. The Company completed part one of an annual, two-part impairment analysis of its goodwill and has determined that no impairment of its goodwill existed as of April 1, 2006. In addition, due to the closure of a small portion of its European operation, the Company re-performed part one of the test during the fourth quarter and determined that no impairment existed as of January 1, 2007. Accordingly, step two of the goodwill impairment test was not required for fiscal 2007. Changes in circumstances may require the Company to perform impairment testing on a more frequent basis. No assurance can be given by the Company that additional impairment tests will not require an impairment charge during future periods should circumstances indicate that the Company's goodwill balances are impaired.

In completing step one of the tests and making the assessment that no potential impairment of the Company's goodwill existed, management has made a number of estimates and assumptions. In particular, the growth in revenue and margins and discount rates used by management in determining the fair value of each of the Company's reporting units through a discounted cash flow analysis significantly affect the outcome of the impairment test, as well as numerous other factors. For the International segment, management has used growth rates of 5.6% for the first year, 5% to 8% for years two through five, and 4% thereafter. For the US segment, management has used growth rates of 4% for the first year, 8% to 11% for years two through five, and 4% thereafter. Projected margins for the International segment range from 5.3% to 13.5%, and projected margins for the U.S. segment range from 14.2% to 18%. Management has used a discount rate of 12 percent for both segments, representing an approximation of the Company's weighted-average cost of capital, which resulted in an excess of fair value over the net assets of each of the Company's reporting units. Assuming the same growth and margin rates, a discount rate of greater than 18% would be necessary to indicate potential impairment of the International segment and a discount rate of greater than 34% would be necessary to indicate impairment of the US segment, resulting in the need to proceed to step two of the impairment test. Alternatively, assuming the 12 percent discount rate but assuming no growth and declining margins for the US segment and only 0.5% growth and declining margins for the International segment for the first five years and 4% growth thereafter would also not indicate impairment. Additionally, the Company has determined that its reporting units should be aggregated up to reportable segments for use in analyzing its goodwill and assessing any potential impairment thereof, on the basis of similar economic characteristics in accordance with the guidance in SFAS No. 131 and SFAS No. 142. However, should a determination be made that such aggregation of some or all of the Company's reporting units is not appropriate, the results of step one of the goodwill impairment test could, in the future, indicate that potential impairment does exist, requiring the Company to proceed to step two of the test and possibly recording an impairment of its goodwill.

Stock-Based Compensation Accounting – The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123R") which requires compensation cost related to stock options and other share-based payments be recognized in the financial statements. The Company adopted SFAS 123R, effective April 1, 2006, using the modified prospective transition method and therefore has not restated results for prior periods. Under the modified prospective method, compensation cost must be recognized for all share-based payments granted after the adoption of SFAS 123R and for all awards granted prior to the adoption date which remain unvested on the adoption date. During the fiscal year ended March 31, 2005, and prior to adoption of SFAS 123R, the Company accelerated vesting of substantially all unvested options. Remaining unvested share-based compensation granted prior to April 1, 2006, relates to options granted to outside directors which were not accelerated, options held by certain terminated associates that were forfeited or cancelled with the passage of time, options issued as a result of the Digital Impact acquisition (see note 4 to the consolidated financial statements) and restricted stock units granted during fiscal 2006.

Fully diluted shares outstanding and diluted earnings per share ("EPS") include the effect of "in-the-money" stock options and warrants (calculated based on the average share price for the period), restricted stock and convertible debt.

The dilution from employee options, warrants, and restricted stock, as computed under the treasury stock method, fluctuates based on changes in the price of the Company's common stock. If the price of the Company's stock decreases, fewer options and warrants are "in the money" and the impact on diluted earnings per share is smaller. If the price of the Company's stock increases, more options and warrants are "in the money" and the impact on diluted earnings per share is greater. As shown in note 1 to the consolidated financial statements, the impact on diluted earnings per share from stock options, warrants and restricted stock during the current year was approximately 2.6%.

Deferred Costs and Data Acquisition Costs – The Company defers certain costs, primarily salaries and benefits and other direct and incremental third party costs, in connection with client contracts and various other contracts and arrangements. Direct and incremental costs incurred during the setup phase under client contracts for database management or for IT outsourcing arrangements are deferred until such time as the database or the outsourcing services are operational and revenue recognition begins. These costs are directly related to the individual client, are to be used specifically for the individual client and have no other use or future benefit. In addition, revenue recognition of billings, if any, related to these setup activities are deferred during the setup phase under client contracts. All costs and billings deferred are then amortized as contract revenue recognition occurs, generally ratably over the remaining term of the arrangement. During the period when costs are being deferred, the Company performs a net realizable value review on a quarterly basis to ensure that the deferred costs are recoverable either through recognition of previously deferred revenue or future minimum contractual billings. Once revenue recognition begins, these deferred costs are assessed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

In addition to client contract costs, the Company defers direct and incremental costs incurred in connection with obtaining other contracts, including debt facilities, lease facilities, and various other arrangements. Costs deferred in connection with obtaining scheduled debt facilities are amortized over the term of the arrangement using the interest method. Costs deferred in connection with lease facilities or revolving credit facilities are amortized over the term of the arrangement on a straight-line basis.

The Company also defers costs related to the acquisition or licensing of data for the Company's proprietary databases which are used in providing data products and services to customers. These costs are amortized over the useful life of the data, which is from two to seven years. In order to estimate the useful life of any acquired data, the Company considers several factors including 1) the kind of data acquired, 2) whether the data becomes stale over time, 3) to what extent the data will be replaced by updated data over time, 4) whether the "stale" data continues to have value as historical data, 5) whether a license places restrictions on the use of the data, and 6) the term of the license.

Total deferral of costs and data acquisition costs were $66.7 million in fiscal 2007, $70.5 million in fiscal 2006 and $53.4 million in fiscal 2004. At March 31, 2007, the Company had recorded on its consolidated balance sheet deferred costs, net of accumulated amortization, of $137.7 million and data acquisition costs of $35.4 million.

New Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48") in June, 2006. FIN 48 requires a company to use a more-likely-than-not standard in recognizing the benefit of a position taken in an income tax return. FIN 48 will be effective for the Company beginning April 1, 2007. Any adjustment required by the implementation of FIN 48 will be reflected as an adjustment to the balance of retained earnings as a change in accounting principle. The Company has begun, but not yet completed, an assessment of the impact of applying FIN 48 to its income tax positions.

The FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157") in September 2006. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements, but does not require any new fair value measurements. SFAS 157 will be effective for Acxiom as of April 1, 2008 and will be applied prospectively. Management does not believe implementation of this standard will have a significant impact on the Company, except for requiring expanded disclosures.

The FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158") in September 2006. SFAS 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. SFAS 158 also requires the funded status of the plan to be measured at the date of the year-end balance sheet. SFAS 158 is effective for Acxiom as of March 31, 2007. Acxiom only has two small defined-benefit pension plans covering certain European employees. Implementation of SFAS 158 had no impact on the Company's financial statements at March 31, 2007 since the Company had already recognized the liability for the under-funded amount of these plans. The Company already measures the funded status of its plans as of the year-end balance sheet date.

In September 2006, the staff of the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"). SAB 108 generally requires registrants to evaluate the materiality of errors in financial statements using both the "rollover" method and the "iron curtain" method which are methods of evaluating errors originating in a prior year on the current-year financial statements. SAB 108 provides that if initial application requires the registrant to restate prior-year financial statements, the registrant may reflect the changes to years ending before November 15, 2006 using a cumulative-effect adjustment rather than restating prior years. Implementation of SAB 108 has not required any restatement or cumulative effect adjustments to prior years.

The FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159") in February 2007. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The intent of this statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 will be effective for Acxiom as of April 1, 2008. The Company does not currently hold the types of assets and liabilities covered under the scope of this statement; therefore management does not expect to avail itself of the elections offered.

Forward-looking Statements

This document and other written reports and oral statements made from time to time by the Company and its representatives contain forward-looking statements. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding the Company's financial position, results of operations, market position, product development, growth opportunities, economic conditions, and other similar forecasts and statements of expectation. The Company generally indicates these statements by words or phrases such as "anticipate," "estimate," "plan," "expect," "believe," "intend," "foresee," and similar words or phrases. These forward-looking statements are not guarantees of future performance and are subject to a number of factors and uncertainties that could cause the Company's actual results and experiences to differ materially from the anticipated results and expectations expressed in such forward-looking statements.

Such statements may include but are not necessarily limited to the following:

- That the Company is continuing to experience continued improvement and momentum in financial performance;
- that the Company expects continued focus on expense controls will lead to continued improvement in operating margins;
- that the projected revenue, operating margin, return on assets and return on invested capital, operating cash flow and free cash flow, borrowings, dividends and other metrics will be within estimated ranges;
- that the estimations of revenue, earnings, cash flow, growth rates, restructuring charges and expense reductions will be within the estimated ranges; and
- that the business pipeline and anticipated cost structure will allow the Company to continue to meet or exceed revenue, cash flow and other projections.

The factors and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, forward-looking statements include but are not limited to the following:

- The possibility that we may incur expenses related to unsolicited proposals or other efforts by others to acquire or control the Company; the possibility that in the event a change of control of the Company is sought that certain clients may attempt to invoke provisions in their contracts resulting in a decline in revenue and profit; certain contracts may not be closed, or may not be closed within the anticipated time frames; the possibility that certain contracts may not generate the anticipated revenue or profitability;
- the possibility that negative changes in economic or other conditions might lead to a reduction in demand for our products and services;
- the possibility of an economic slowdown or that economic conditions in general will not be as expected;
- the possibility that the historical seasonality of our business may change;
- the possibility that significant customers may experience extreme, severe economic difficulty;
- the possibility that the integration of acquired businesses may not be as successful as planned;
- the possibility that the fair value of certain of our assets may not be equal to the carrying value of those assets now or in future time periods;
- the possibility that sales cycles may lengthen;
- the possibility that we won't be able to properly motivate our sales force or other associates;
- the possibility that we may not be able to attract and retain qualified technical and leadership associates, or that we may lose key associates to other organizations;
- the possibility that we won't be able to achieve cost reductions and avoid unanticipated costs;
- the possibility that we won't be able to continue to receive credit upon satisfactory terms and conditions;
- the possibility that competent, competitive products, technologies or services will be introduced into the marketplace by other companies;
- the possibility that we may be subjected to pricing pressure due to market conditions and/or competitive products and services;
- the possibility that there will be changes in consumer or business information industries and markets that negatively impact the Company;

- the possibility that changes in accounting pronouncements may occur and may impact these projections;
- the possibility that we won't be able to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms;
- the possibility that we may encounter difficulties when entering new markets or industries;
- the possibility that there will be changes in the legislative, accounting, regulatory and consumer environments affecting our business, including but not limited to litigation, legislation, regulations and customs relating to our ability to collect, manage, aggregate and use data;
- the possibility that data suppliers might withdraw data from us, leading to our inability to provide certain products and services;
- the possibility that we may enter into short-term contracts which would affect the predictability of our revenues;
- the possibility that the amount of ad hoc, volume-based and project work will not be as expected;
- the possibility that we may experience a loss of data center capacity or interruption of telecommunication links or power sources;
- the possibility that we may experience failures or breaches of our network and data security systems, leading to potential adverse publicity, negative customer reaction, or liability to third parties;
- the possibility that postal rates may increase, thereby leading to reduced volumes of business;
- the possibility that our clients may cancel or modify their agreements with us;
- the possibility that we will not successfully complete customer contract requirements on time or meet the service levels specified in the contracts, which may result in contract penalties or lost revenue;
- the possibility that we experience processing errors which result in credits to customers, re-performance of services or payment of damages to customers;
- the possibility that the services of the United States Postal Service, their global counterparts and other delivery systems may be disrupted; and the possibility that we may be affected by other competitive factors.

With respect to formulation of forward-looking statements, all of the above factors apply, along with the following assumptions:

- That the U.S. and global economies will continue to improve at a moderate pace;
- that global growth will continue to be strong and that globalization trends will continue to grow at an increasing pace;
- that the Customer Information Infrastructure (CII) grid-based environment at Acxiom will continue to be implemented successfully over the next 3-4 years and that the new CII infrastructure will continue to provide increasing operational efficiencies;
- that Acxiom's computer and communications related expenses will continue to fall as a percentage of revenue;
- that the acquisitions of companies operating primarily outside of the United States will be successfully integrated; and that significant efficiencies will be realized from this integration;
- relating to operating cash flow and free cash flow, that sufficient operating and capital lease arrangements will continue to be available to the Company to provide for the financing of most of its computer equipment and that software suppliers will continue to provide financing arrangements for most of the software purchases;
- relating to revolving credit line balance, that free cash flow will meet expectations and that the Company will use free cash flow to pay down bank debt, buy back stock and fund dividends;
- relating to diluted shares, that the Company will meet its cash flow expectations and that potential dilution created through the issuance of stock options and warrants will be mitigated by continued stock repurchases in accordance with the Company's stock repurchase program.

With respect to the provision of products or services outside our primary base of operations in the United States, all of the above factors apply, along with the difficulty of doing business in numerous sovereign jurisdictions due to differences in scale, competition, culture, laws and regulations.

Other factors are detailed from time to time in periodic reports and registration statements filed with the United States Securities and Exchange Commission. The Company believes that we have the product and technology offerings, facilities, associates and competitive and financial resources for continued business success, but future revenues, costs, margins and profits are all influenced by a number of factors, including those discussed above, all of which are inherently difficult to forecast.

In light of these risks, uncertainties and assumptions, the Company cautions readers not to place undue reliance on any forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information or otherwise.

## Management's Report on Internal Control Over Financial Reporting

The management of Acxiom Corporation (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2007. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*.

Based on management's assessment and those criteria, we determined that, as of March 31, 2007 the Company's internal control over financial reporting is effective based on the criteria in *Internal Control-Integrated Framework* issued by COSO.

Management has excluded the operations of Equitec, Harbinger, and Kefta from its assessment of internal control over financial reporting as of March 31, 2007 because they were acquired by the Company in business combinations completed during the third (Equitec) and fourth quarters (Harbinger and Kefta) of fiscal year 2007. The audited consolidated financial statements of the Company include results of Equitec, Harbinger, and Kefta but management's assessment does not include an assessment of the internal control over financial reporting of these entities. The acquired companies represent approximately $3.1 million of the Company's consolidated revenue for the year ended March 31, 2007 and $39.5 million of the Company's consolidated assets as of March 31, 2007.

KPMG LLP, the Company's independent registered public accounting firm that audited the financial statements included in the annual report, has issued an audit report appearing on the following page on our assessment of the Company's internal control over financial reporting.

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Acxiom Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Acxiom Corporation and subsidiaries (the Company) maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management's assessment that Acxiom Corporation and subsidiaries maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by COSO. Also, in our opinion, Acxiom Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by COSO.

The Company acquired the Equitec division of The Henry Group, Ltd (Equitec); Harbinger Associates, LLC (Harbinger); and Kefta Inc. (Kefta) during 2007, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of March 31, 2007, Equitec's, Harbinger's, and Kefta's internal control over financial reporting associated with total assets of $39.5 million and total revenues of $3.1 million included in the consolidated financial statements of the Company as of and for the year ended March 31, 2007. Our audit of internal control over financial reporting of Acxiom Corporation and subsidiaries also excluded an evaluation of the internal control over financial reporting of Equitec, Harbinger and Kefta.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Acxiom Corporation and subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2007, and our report dated May 25, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Dallas, Texas
May 25, 2007

# Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Acxiom Corporation:

We have audited the accompanying consolidated balance sheets of Acxiom Corporation and subsidiaries (the Company) as of March 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Acxiom Corporation and subsidiaries as of March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of March 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 25, 2007, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

As discussed in Note 1 to the consolidated financial statements, during 2007, the Company adopted Statement of Financial Accounting Standards No. 123R, *Share-Based Payment*.

/s/ KPMG LLP

Dallas, Texas
May 25, 2007

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2007 AND 2006
(Dollars in thousands)

| | 2007 | 2006 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 37,776 | $ 7,705 |
| Trade accounts receivable, net, including receivable from related parties of $821 in 2007 and $758 in 2006 (notes 11 and 15) | 285,850 | 261,624 |
| Deferred income taxes (note 14) | 22,341 | 24,587 |
| Refundable income taxes | 7,657 | - |
| Other current assets (notes 6 and 16) | 59,252 | 44,937 |
| Total current assets | 412,876 | 338,853 |
| Property and equipment, net of accumulated depreciation and amortization (note 9) | 312,292 | 333,771 |
| Software, net of accumulated amortization of $134,183 in 2007 and $116,379 in 2006 (note 8) | 44,289 | 45,509 |
| Goodwill (notes 3 and 7) | 522,046 | 472,401 |
| Purchased software licenses, net of accumulated amortization of $300,674 in 2007 and $240,374 in 2006 (note 8) | 151,326 | 155,518 |
| Unbilled and notes receivable, excluding current portions (notes 4 and 5) | 16,742 | 19,139 |
| Deferred costs, net of accumulated amortization of $116,763 in 2007 and $87,349 in 2006 | 137,684 | 112,817 |
| Data acquisition costs, net of accumulated amortization of $112,581 in 2007 and $76,951 in 2006 | 35,398 | 40,828 |
| Other assets, net (note 6) | 23,251 | 21,662 |
| | $ 1,655,904 | $ 1,540,498 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Current installments of long-term obligations (note 10) | $ 106,921 | $ 93,518 |
| Trade accounts payable | 54,808 | 44,144 |
| Accrued expenses (notes 2 and 16): | | |
| Payroll | 33,663 | 32,139 |
| Other | 79,078 | 81,428 |
| Income taxes | - | 4,845 |
| Deferred revenue | 113,318 | 123,916 |
| Total current liabilities | 387,788 | 379,990 |
| Long-term obligations: | | |
| Long-term debt and capital leases, net of current installments | 631,184 | 353,692 |
| Software and data licenses, net of current installments | 17,695 | 22,723 |
| Total long-term obligations (note 10) | 648,879 | 376,415 |
| Deferred income taxes (note 14) | 97,926 | 77,916 |
| Commitments and contingencies (notes 2, 3, and 12) | | |
| Stockholders' equity (notes 3 and 13): | | |
| Common stock, $0.10 par value (authorized 200 million shares; issued 111.4 million and 109.5 million shares at March 31, 2007 and 2006, respectively) | 11,145 | 10,946 |
| Additional paid-in capital | 718,336 | 677,026 |
| Unearned stock-based compensation | - | (1,941) |
| Retained earnings | 462,844 | 410,278 |
| Accumulated other comprehensive income (note 19) | 17,526 | 2,205 |
| Treasury stock, at cost (32.9 million and 21.3 million shares at March 31, 2007 and 2006, respectively) | (688,540) | (392,337) |
| Total stockholders' equity | 521,311 | 706,177 |
| | $ 1,655,904 | $ 1,540,498 |

*See accompanying notes to consolidated financial statements.*

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED MARCH 31, 2007, 2006 AND 2005
(Dollars in thousands, except per share amounts)

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Revenue: | | | |
| Services, including revenue from related parties of $2.2 million in 2007, $107.4 million in 2006 and $97.0 million in 2005 (note 15) | $ 1,061,103 | $ 1,012,549 | $ 889,675 |
| Data | 334,033 | 320,019 | 333,367 |
| Total revenue | 1,395,136 | 1,332,568 | 1,223,042 |
| Operating costs and expenses | | | |
| Cost of revenue | | | |
| Services | 806,991 | 778,490 | 697,323 |
| Data, including expenses to a related party of $16.3 million in 2006 and $13.7 million in 2005 | 206,629 | 201,950 | 208,388 |
| Total cost of revenue | 1,013,620 | 980,440 | 905,711 |
| Selling, general and administrative | 213,849 | 211,541 | 196,123 |
| Gains, losses and other items, net | 8,897 | 9,504 | (984) |
| Total operating costs and expenses | 1,236,366 | 1,201,485 | 1,100,850 |
| Income from operations | 158,770 | 131,083 | 122,192 |
| Other income (expense): | | | |
| Interest expense | (46,632) | (28,744) | (19,191) |
| Other, net | 5,933 | 2,005 | 3,200 |
| Total other income (expense) | (40,699) | (26,739) | (15,991) |
| Earnings before income taxes | 118,071 | 104,344 | 106,201 |
| Income taxes (note 14) | 47,331 | 40,216 | 36,483 |
| Net earnings | $ 70,740 | $ 64,128 | $ 69,718 |
| Earnings per share: | | | |
| Basic | $ 0.86 | $ 0.73 | $ 0.80 |
| Diluted | $ 0.84 | $ 0.71 | $ 0.74 |

*See accompanying notes to consolidated financial statements.*

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
YEARS ENDED MARCH 31, 2007, 2006 AND 2005
(Dollars in thousands)

| | Common Stock | | | | | | | Treasury stock (note 13) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Number of shares | Amount | Additional paid-in capital | Unearned stock-based compensation | Comprehensive income (loss) | Retained earnings | Accumulated other comprehensive income (loss) (note 20) | Number of shares | Amount | Total stockholders' equity |
| Balances at March 31, 2004 | 92,258,043 | $ 9,226 | $ 361,256 | $ - | | $ 308,487 | $ 2,940 | (6,321,160) | $ (94,693) | $ 587,216 |
| Tax benefit of stock options and warrants exercised | - | - | 9,043 | - | $ - | - | - | - | - | 9,043 |
| Exercise of warrants | - | - | (908) | - | - | - | - | 36,353 | 908 | - |
| Employee stock awards, benefit plans and other issuances | 2,553,926 | 255 | 44,147 | | - | - | - | 23,203 | 382 | 44,784 |
| Conversion of bonds to stock (note 10) | 9,588,192 | 959 | 170,674 | | - | - | - | - | - | 171,633 |
| Acquisition of Smart DM (note 3) | - | - | 349 | - | - | - | - | 67,626 | 1,367 | 1,716 |
| Non-cash share-based compensation | - | - | 3,595 | - | - | - | - | - | - | 3,595 |
| Acquisition of treasury stock | - | - | - | - | - | - | - | (2,993,108) | (67,898) | (67,898) |
| Dividends | - | - | - | - | - | (14,649) | - | - | - | (14,649) |
| Comprehensive income: | | | | | | | | | | |
| Foreign currency translation | - | - | - | - | 9,843 | - | 9,843 | - | - | 9,843 |
| Unrealized loss on marketable securities, net of tax | - | - | - | - | (167) | - | (167) | - | - | (167) |
| Net earnings | - | - | - | - | 69,718 | 69,718 | - | - | - | 69,718 |
| Total comprehensive income | | | | | $ 79,394 | | | | | |
| Balances at March 31, 2005 | 104,400,161 | $ 10,440 | $ 588,156 | $ - | | $ 363,556 | $ 12,616 | (9,187,086) | $ (159,934) | $ 814,834 |
| Employee stock awards, benefit plans and other issuances | 5,057,991 | 506 | 59,466 | - | $ - | - | - | (51,304) | (1,358) | 58,614 |
| Tax benefit of stock options and warrants exercised | - | - | 19,097 | - | - | - | - | - | - | 19,097 |
| Acquisition of Digital Impact, Inc. (note 3) | - | - | 10,632 | (3,091) | - | - | - | - | - | 7,541 |
| Amortization of unearned stock-based compensation | - | - | - | 1,150 | - | - | - | - | - | 1,150 |
| Non-cash share-based compensation | | | 163 | - | | | | | | 163 |
| Warrant exercise (note 13) | - | - | (488) | - | - | - | - | 33,901 | 488 | - |
| Acquisition of treasury stock | - | - | - | - | - | - | - | (12,105,133) | (231,533) | (231,533) |
| Dividends | - | - | - | - | - | (17,406) | - | - | - | (17,406) |
| Comprehensive income: | | | | - | | | | | | |
| Foreign currency translation | - | - | - | - | (10,405) | - | (10,405) | - | - | (10,405) |
| Unrealized loss on marketable securities, net of tax | - | - | - | - | (6) | - | (6) | - | - | (6) |
| Net earnings | - | - | - | - | 64,128 | 64,128 | - | - | - | 64,128 |
| Total comprehensive income | | | | | $ 53,717 | | | | | |
| Balances at March 31, 2006 | 109,458,152 | $ 10,946 | $ 677,026 | $ (1,941) | | $ 410,278 | $ 2,205 | (21,309,622) | $ (392,337) | $ 706,177 |
| Employee stock awards, benefit plans and other issuances | 1,962,617 | 196 | 33,878 | - | - | - | - | (13,838) | (610) | 33,464 |
| Tax benefit of stock options and warrants exercised | - | - | 4,142 | - | - | - | - | - | - | 4,142 |
| Implementation of SFAS 123R | - | - | (1,941) | 1,941 | - | - | - | - | - | - |
| Non-cash share-based compensation | - | - | 3,823 | - | - | - | - | - | - | 3,823 |
| Restricted stock units vested | 25,000 | 3 | (3) | - | - | - | - | - | - | - |
| Warrant exercise | - | - | (110) | - | - | - | - | 7,668 | 110 | - |
| Dividends | - | - | - | - | - | (18,174) | - | - | - | (18,174) |
| Acquisition of treasury stock | - | - | - | - | - | - | - | (11,687,081) | (297,792) | (297,792) |
| Acquisition of Equitec (note 3) | - | - | 1,521 | - | - | - | - | 140,735 | 2,089 | 3,610 |
| Comprehensive income: | - | - | - | - | - | - | - | - | - | - |
| Foreign currency translation | - | - | - | - | 15,228 | - | 15,228 | - | - | 15,228 |
| Unrealized loss on marketable securities, net of tax | - | - | - | - | 93 | - | 93 | - | - | 93 |
| Net earnings | - | - | - | - | 70,740 | 70,740 | - | - | - | 70,740 |
| Total comprehensive income | | | | | $ 86,061 | | | | | |
| Balance at March 31, 2007 | 111,445,769 | $ 11,145 | $ 718,336 | $ - | | $ 462,844 | $ 17,526 | (32,862,138) | $ (688,540) | $ 521,311 |

*See accompanying notes to consolidated financial statements*

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2007, 2006 AND 2005
(Dollars in thousands)

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net earnings | $ 70,740 | $ 64,128 | $ 69,718 |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | | | |
| Depreciation, amortization and impairment of long-lived assets | 229,566 | 231,137 | 195,120 |
| Gain on disposal or impairment of assets, net | (1,718) | (1,797) | (411) |
| Deferred income taxes | 16,127 | 18,893 | 34,165 |
| Income tax benefit of stock options and warrants exercised | - | 19,097 | 9,043 |
| Non-cash share-based compensation expense | 3,823 | 1,313 | 3,595 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | (30,140) | (21,162) | (44,286) |
| Other assets | (19,101) | (26,197) | (21,898) |
| Accounts payable and other liabilities | 3,960 | (15,148) | (22,461) |
| Deferred revenue | (13,305) | 5,569 | 24,429 |
| Net cash provided by operating activities | 259,952 | 275,833 | 247,014 |
| Cash flows from investing activities: | | | |
| Proceeds received from the disposition of operations | - | 4,844 | - |
| Proceeds received from the disposition of assets | - | 5,123 | - |
| Payments received from investments | 2,758 | 3,760 | 2,533 |
| Capitalized software development costs | (27,443) | (21,903) | (20,294) |
| Capital expenditures | (14,225) | (6,848) | (14,330) |
| Cash collected from the sale and license of software (note 8) | 10,000 | 20,000 | - |
| Deferral of costs and data acquisition costs | (66,687) | (70,454) | (53,428) |
| Net cash paid in acquisitions (note 3) | (33,067) | (144,626) | (42,200) |
| Net cash used in investing activities | (128,664) | (210,104) | (127,719) |
| Cash flows from financing activities: | | | |
| Proceeds from debt | 649,756 | 437,870 | 216,138 |
| Payments of debt | (471,670) | (307,120) | (311,350) |
| Dividends paid | (18,174) | (17,406) | (14,649) |
| Sale of common stock | 33,464 | 58,614 | 44,377 |
| Acquisition of treasury stock | (299,301) | (233,770) | (64,152) |
| Income tax benefit of stock options and warrants exercised | 4,142 | - | - |
| Net cash used in financing activities | (101,783) | (61,812) | (129,636) |
| Effect of exchange rate changes on cash | 566 | (397) | 171 |
| Net increase (decrease) in cash and cash equivalents | 30,071 | 3,520 | (10,170) |
| Cash and cash equivalents at beginning of period | 7,705 | 4,185 | 14,355 |
| Cash and cash equivalents at end of period | $ 37,776 | $ 7,705 | $ 4,185 |

See accompanying notes to consolidated financial statements

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
YEARS ENDED MARCH 31, 2007, 2006 AND 2005
(Dollars in thousands)

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Supplemental cash flow information: | | | |
| Cash paid during the period for: | | | |
| Interest | $ 46,645 | $ 27,958 | $ 20,473 |
| Income taxes | 37,596 | 4,185 | 1,465 |
| Payments on capital leases and installment payment arrangements | 76,135 | 72,232 | 60,886 |
| Payments on software and data license liabilities | 26,897 | 29,069 | 24,748 |
| Prepayment of debt | 50,000 | - | - |
| Other debt payments, excluding line of credit | 10,235 | 9,302 | 8,471 |
| Noncash investing and financing activities: | | | |
| Common stock, options, and warrants issued for acquisitions (note 3) | 3,610 | 7,541 | 3,549 |
| Enterprise software licenses acquired under software obligation | 23,571 | 14,950 | 13,882 |
| Acquisition of property and equipment under capital leases and installment payment arrangements | 58,928 | 85,261 | 90,627 |
| Construction and other financing | 18,380 | 10,772 | 21,832 |
| Convertible debt converted to common stock net of deferred issuance cost (note 10) | - | - | 171,633 |
| Accrual of treasury stock purchase | - | 1,509 | 3,746 |
| Note payable issued in acquisition | 1,300 | - | - |

*See accompanying notes to consolidated financial statements.*

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of Business -

Acxiom Corporation ("Acxiom" or "the Company") integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are customer data integration technology ("CDI"), data, database services, information technology ("IT") outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States ("U.S."), Europe, Australia, China and Canada.

Basis of Presentation and Principles of Consolidation -

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in 20% to 50% owned entities are accounted for using the equity method with equity in earnings recorded in "other, net" in the accompanying consolidated statements of operations. Investments in less than 20% owned entities are accounted for at cost. Investment income and charges related to investments accounted for at cost are recorded in "other, net."

Use of Estimates -

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates.

New Accounting Pronouncements-

The FASB issued Interpretation No. 48 ("FIN 48") in June, 2006. FIN 48 requires a company to use a more-likely-than-not standard in recognizing the benefit of a position taken in an income tax return. FIN 48 will be effective for the Company beginning April 1, 2007. Any adjustment required by the implementation of FIN 48 will be reflected as an adjustment to the balance of retained earnings as a change in accounting principle. The Company has begun but not yet completed an assessment of the impact of applying FIN 48 to its income tax positions.

The FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157") in September 2006. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements, but does not require any new fair value measurements. SFAS 157 will be effective for Acxiom as of April 1, 2008 and will be applied prospectively. Management does not believe implementation of this standard will have a significant impact on the Company, except for requiring expanded disclosures.

The FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158") in September 2006. SFAS 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. SFAS 158 also requires the funded status of the plan to be measured at the date of the year-end balance sheet. SFAS 158 is effective for Acxiom as of March 31, 2007. Acxiom only has two small defined-benefit pension plans covering certain European employees. Implementation of SFAS 158 had no impact on the Company's financial statements at March 31, 2007 since the Company has already recognized the liability for the under-funded amount of these two plans (see note 16). The Company already measures the funded status of its plans as of the year-end balance sheet date.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

In September 2006, the staff of the SEC issued Staff Accounting Bulletin No. 108 ("SAB 108"). SAB 108 generally requires registrants to evaluate the materiality of errors in financial statements using both the "rollover" method and the "iron curtain" method which are methods of evaluating errors originating in a prior year on the current-year financial statements. SAB 108 provides that if initial application requires the registrant to restate prior-year financial statements, the registrant may reflect the changes to years ending before November 15, 2006 using a cumulative-effect adjustment rather than restating prior years. Implementation of SAB 108 has not required any restatement or cumulative-effect adjustments to prior years.

The FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159") in February 2007. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The intent of this statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 will be effective for Acxiom as of April 1, 2008. The Company does not currently hold the types of assets and liabilities covered under the scope of this statement; therefore management does not expect to avail itself of the elections offered.

Cash and Cash Equivalents -

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable -

Accounts receivable include amounts billed to customers as well as unbilled amounts recognized in accordance with the Company's revenue recognition policies, as stated below. Unbilled amounts included in accounts receivable, which generally arise from the delivery of data and performance of services to customers in advance of billings, were $81.6 million and $75.1 million, respectively, at March 31, 2007 and 2006.

Other Current Assets -

Other current assets include the current portion of unbilled and notes receivable of $10.9 million and $8.2 million as of March 31, 2007 and 2006, respectively (see note 5). The remainder of other current assets consists of prepaid expenses, non-trade receivables and other miscellaneous assets.

Property and Equipment -

Property and equipment are stated at cost. Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the assets as follows: buildings and improvements, 2 - 30 years; data processing equipment, 2 - 5 years, and office furniture and other equipment, 3 - 7 years.

Property held under capitalized lease arrangements is included in property and equipment, and the associated liabilities are included in long-term obligations. Amortization of property under capitalized leases is included in depreciation and amortization expense. Property and equipment taken out of service and held for sale is recorded at the lower of depreciated cost or net realizable value and depreciation is ceased.

Leases-

Rent expense on operating leases is recorded on a straight-line basis over the term of the lease agreement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Software and Research and Development Costs -

Costs of internally developed software are amortized on a straight-line basis over the remaining estimated economic life of the software product, generally two to five years, or the amortization that would be recorded by using the ratio of gross revenues for a product to total current and anticipated future gross revenues for that product, whichever is greater. The Company capitalizes software development costs under both the provisions of Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS 86") and the American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). Although there are differences in the two accounting standards, depending on whether a product is intended for internal use or to be provided to customers, both standards generally require that research and development costs incurred prior to establishing technological feasibility or the beginning of the application development stage of software products are charged to operations as such costs are incurred. Once technological feasibility is established or the application development stage has begun, costs are capitalized until the software is available for general release. Amortization expense related to both internally developed and purchased software is included in cost of revenue in the accompanying consolidated statements of operations.

Purchased Software Licenses -

Purchased software licenses include both prepaid software and capitalized future software obligations for which the liability is included in long-term obligations (see note 10). Costs of purchased software licenses are amortized using a units-of-production basis over the estimated economic life of the license, generally not to exceed ten years. Amortization of software is included in cost of revenue in the accompanying consolidated statements of operations.

Some of these licenses are, in effect, volume purchase agreements for software licenses needed for internal use and to provide services to customers over the terms of the agreements. Therefore, amortization lives are periodically reevaluated and, if justified, adjusted to reflect current and future expected usage based on units-of-production amortization. Factors considered in estimating remaining useful life include, but are not limited to, contract provisions of the underlying licenses, introduction of new mainframe hardware which is compatible with previous generation software, predictions of continuing viability of mainframe architecture, and customers' continuing commitments to utilize mainframe architecture and the software under contract.

Goodwill -

Goodwill represents the excess of acquisition costs over the fair values of net assets acquired in business combinations (see notes 3 and 7). Goodwill is reviewed at least annually for impairment under a two-part test. Part one of the goodwill impairment test involves a determination of whether the total book value of each reporting unit of the Company (generally defined as the carrying value of assets minus the carrying value of liabilities) exceeds the reporting unit's estimated fair value. In the event that part one of the impairment test indicates an excess of book value over the estimated fair value of net assets, performance of part two of the impairment test is required, whereby estimated fair values are assigned to identifiable assets with any residual fair value assigned to goodwill. Impairment exists to the extent that the reporting unit's recorded goodwill exceeds the residual fair value assigned to such goodwill. Any impairment that results from the completion of the two-part test is recorded as a charge to operations during the period in which the impairment test is completed. Completion of the Company's most recent annual impairment test during the quarter ended June 30, 2006, as well as an additional impairment test completed as a result of the Spain closure during the quarter ended March 31, 2007, indicated that no potential impairment of its goodwill balances exists. The Company expects to complete its next annual impairment test during the quarter ending June 30, 2007.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Impairment of Long-lived Assets and Long-lived Assets to Be Disposed Of -

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable (see note 2). Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of shall be classified as held for sale and are reported at the lower of the carrying amount or fair value less costs to sell.

Unbilled and Notes Receivable -

Unbilled and notes receivable are from the sales of software, services, data licenses, equipment sales and from the sale of divested operations (see notes 4 and 5), net of the current portions of such receivables. Certain, but not all, of the unbilled and notes receivable from software, services, data licenses and equipment sales have no stated interest rate and have been discounted using an imputed interest rate, generally 5% to 8%, based on the customer, type of agreement, collateral and payment terms. The term of these notes is generally three years or less. This discount is being recognized into income using the interest method and the interest income is included as a component of "other, net" in the accompanying consolidated statements of operations. Cash flows from unbilled and notes receivable are reported in operating cash flows as a change in other assets.

Deferred Costs and Data Acquisition Costs -

The Company defers certain costs, primarily salaries and benefits and other direct and incremental third party costs, in connection with client contracts and various other contracts and arrangements. Direct and incremental costs incurred during the setup phase under client contracts for database management or for IT outsourcing arrangements are deferred until such time as the database or the outsourcing services are operational and revenue recognition begins. These costs are directly related to the individual client, are to be used specifically for the individual client and have no other use or future benefit. In addition, revenue recognition of billings, if any, related to these setup activities are deferred during the setup phase under client contracts. All costs and billings deferred are then amortized as contract revenue recognition occurs, generally ratably over the remaining term of the arrangement. During the period when costs are being deferred, the Company performs a net realizable value review on a quarterly basis to ensure that the deferred costs are recoverable either through recognition of previously deferred revenue or future minimum contractual billings. Once revenue recognition begins, these deferred costs are assessed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

In addition to client contract costs, the Company defers direct and incremental costs incurred in connection with obtaining other contracts, including debt facilities, lease facilities, and various other arrangements. Costs deferred in connection with obtaining scheduled debt facilities are amortized over the term of the arrangement using the interest method. Costs deferred in connection with lease facilities or revolving credit facilities are amortized over the term of the arrangement on a straight-line basis.

The Company also defers costs related to the acquisition or licensing of data for the Company's proprietary databases which are used in providing data products and services to customers. These costs are amortized over the useful life of the data, which is from two to seven years. In order to estimate the useful life of any acquired data, the Company considers several factors including 1) the kind of data acquired, 2) whether the data becomes stale over time, 3) to what extent the data will be replaced by updated data over time, 4) whether the stale data continues to have value as historical data, 5) whether a license places restrictions on the use of the data, and 6) the term of the license.

Total deferral of costs and data acquisition costs were $66.7 million in fiscal 2007, $70.5 million in fiscal 2006 and $53.4 million in fiscal 2005. The balance of these deferred costs is included in the consolidated balance sheet as deferred costs, net and data acquisition costs, net.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Other Assets -

Other assets include the Company's investment in marketable and non-marketable securities (see note 6) of $4.3 million and $4.9 million as of March 31, 2007 and 2006, respectively. The Company has classified its marketable securities as available for sale. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized (see note 19). Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

Deferred Revenue -

Deferred revenue consists of amounts billed in excess of revenue recognized on sales of software, data licenses, services and equipment. Deferred revenues are subsequently recorded as revenue in accordance with the Company's revenue recognition policies.

Revenue Recognition-

The Company provides database management and IT outsourcing services under long-term arrangements. These arrangements may require the Company to perform setup activities such as the design and build of a database for the customer under the database management contracts and migration of the customer's IT environment under IT outsourcing contracts. In the case of database management contracts, the customer does not acquire any ownership rights to the Company's intellectual property used in the database and the database itself provides no benefit to the customer outside of the utilization of the system during the term of the database management arrangement. In some cases, the arrangements also contain provisions requiring customer acceptance of the setup activities prior to commencement of the ongoing services arrangement. Up-front fees billed during the setup phase for these arrangements are deferred and setup costs that are direct and incremental to the contract are capitalized and amortized on a straight-line basis over the service term of the contract. Revenue recognition does not begin until after customer acceptance in cases where contracts contain acceptance provisions. Once the setup phase is complete and customer acceptance occurs, the Company recognizes revenue over the remaining service term of the contract. In situations where the arrangement does not require customer acceptance before the Company begins providing services, revenue is recognized over the contract period and no costs are deferred.

The Company accounts for all elements under its database management and IT outsourcing arrangements as a single unit, since the initial setup activities performed under the arrangements do not have stand-alone value to the client and the Company is unable to determine the relative fair values of the delivered elements and the undelivered elements. Therefore, when third party software, hardware and certain other equipment are sold along with services, the Company records such sales over the related service period. Additionally, the Company evaluates revenue from the sale of data, software, hardware and equipment in accordance with the provisions of Emerging Issues Task Force ("EITF") Issue 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," to determine whether such revenue should be recognized on a gross or a net basis over the term of the related service agreement. All of the factors in EITF 99-19 are considered with the primary factor being whether the Company is the primary obligor in the arrangement. "Out-of-pocket" expenses incurred by, and reimbursed to, the Company in connection with customer contracts are recorded as gross revenue in accordance with EITF Issue 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred."

The Company evaluates its database management and IT outsourcing arrangements using the criteria in EITF 01-8, "Determining Whether an Arrangement Contains a Lease." EITF 01-8 requires the Company to determine whether an arrangement contains a lease within a services arrangement and, if so, requires the lease component to be accounted for separately from the remaining components of the arrangement. In cases where database management or IT outsourcing arrangements are determined to include a lease, the lease is evaluated to determine whether it is a capital lease or operating lease and accounted for accordingly. These lease revenues are not significant to the Company's consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

All taxes assessed on revenue-producing transactions described above are presented on a net basis, or excluded from revenues.

The Company also performs services on a project basis outside of, or in addition to, the scope of long-term arrangements. The Company recognizes revenue from these services as the services are performed.

Revenues from the licensing of data are recognized upon delivery of the data to the customer in circumstances where no update or other obligations exist. Revenue from the licensing of data in which the Company is obligated to provide future updates on a monthly, quarterly or annual basis is recognized on a straight-line basis over the license term. Revenue from the licensing of data to the customer in circumstances where the license agreement contains a volume cap is recognized in proportion to the total records to be delivered under the arrangement.

The Company does not provide end-users with price-protection or rights of return. The Company's contracts provide a warranty that the services or products will meet the agreed-upon criteria or any necessary modifications will be made. The Company ensures that services or products delivered meet the agreed-upon criteria prior to recognition of revenue.

The Company accounts for revenue arrangements with multiple elements in accordance with EITF Issue No. 00-21, "Revenue Arrangements with Multiple Elements." EITF 00-21 provides guidance on (a) how arrangement consideration should be measured, (b) whether the arrangement should be divided into separate units of accounting, and (c) how the arrangement consideration should be allocated among the separate units of accounting. EITF 00-21 also requires disclosure of the accounting policy for recognition of revenue from multiple-deliverable arrangements and the description and nature of such arrangements.

Concentration of Credit Risk -

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts, unbilled and notes receivable. The Company's receivables are from a large number of customers. Accordingly, the Company's credit risk is affected by general economic conditions.

Income Taxes -

The Company and its domestic subsidiaries file a consolidated federal income tax return. The Company's foreign subsidiaries file separate income tax returns in the countries in which their operations are based.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Foreign Currency Translation -

The balance sheets of the Company's foreign subsidiaries are translated at period-end rates of exchange, and the statements of earnings are translated at the weighted-average exchange rate for the period. Gains or losses resulting from translating foreign currency financial statements are included in accumulated other comprehensive income (loss) in the consolidated statements of stockholders' equity and comprehensive income (note 19).

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Advertising Expense -

The Company expenses advertising costs as incurred. Advertising expense was approximately $9.2 million, $6.7 million and $10.0 million for the years ended March 31, 2007, 2006 and 2005, respectively. Advertising expense is included in selling, general and administrative expense on the accompanying consolidated statements of operations.

Guarantees -

The Company accounts for the guarantees of indebtedness of others under the provisions of FASB Interpretation No. 45 ("FIN 45") "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34." Under the provisions of FIN 45, a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. A guarantor is also required to make additional disclosures in its financial statements about obligations under certain guarantees issued. FIN 45 requires the Company to recognize a liability in its consolidated financial statements equal to the fair value of its guarantees, including any guarantees issued in connection with its synthetic equipment arrangements. However, the provisions of FIN 45 are applied only on a prospective basis to guarantees issued or modified after December 31, 2002. The Company's liability for the fair value of guarantees is not material.

Loss Contingencies and Legal Expenses -

The Company records a liability for loss contingencies when the liability is probable and reasonably estimatible. Legal fees associated with loss contingencies are recorded when the legal fees are incurred.

Earnings per Share-

A reconciliation of the numerator and denominator of basic and diluted earnings per share is shown below (in thousands, except per share amounts):

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Basic earnings per share: | | | |
| Numerator – net earnings | $ 70,740 | $ 64,128 | $ 69,718 |
| Denominator – weighted-average shares outstanding | 82,564 | 87,557 | 86,695 |
| Basic earnings per share | $ 0.86 | $ 0.73 | $ 0.80 |
| Diluted earnings per share: | | | |
| Numerator – net earnings | $ 70,740 | $ 64,128 | $ 69,718 |
| Interest expense on convertible bonds (net of tax benefit) | - | - | 3,560 |
| | 70,740 | 64,128 | 73,278 |
| Denominator: | | | |
| Weighted-average shares outstanding | 82,564 | 87,557 | 86,695 |
| Dilutive effect of common stock options, warrants, and restrictive stock as computed under the treasury stock method | 2,115 | 2,732 | 3,721 |
| Dilutive effect of convertible debt | - | - | 9,030 |
| | 84,679 | 90,289 | 99,446 |
| Diluted earnings per share | $ 0.84 | $ 0.71 | $ 0.74 |

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Options and warrants to purchase shares of common stock that were outstanding during the periods presented, but were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares are shown below (in thousands, except per share amounts):

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Number of shares outstanding under options and warrants | 3,590 | 6,970 | 4,510 |
| Range of exercise prices | $24.24-$268.55 | $22.10 - $268.55 | $22.49 - $62.06 |

Share-Based Compensation-

In December 2004, the FASB issued a revised Statement of Financial Accounting Standards No. 123, "Share-Based Payment" ("SFAS 123R"). SFAS 123R as originally issued required adoption by the Company in the second quarter of fiscal 2006. Subsequent to issuance of the statement, the effective date was delayed until the beginning of the next fiscal year, which began April 1, 2006. The Company adopted SFAS 123R, effective April 1, 2006, using the modified prospective transition method and therefore has not restated results for prior periods. Under the modified prospective method, compensation cost must be recognized for all share-based payments granted after the adoption of SFAS 123R and for all awards granted prior to the adoption date which remain unvested on the adoption date. As discussed below, substantially all of the Company's existing options were vested prior to adoption of SFAS 123R.

SFAS 123R requires the cost of employee services received in exchange for an award of equity instruments (including stock options) based on the grant-date fair value of the award to be recognized in the statement of earnings over the service period of the award. Prior to April 1, 2006 the Company accounted for its stock options under the provisions of Accounting Principles Board Opinion No. 25 and related interpretations, under which no compensation cost had been historically recognized by the Company for any of its stock options except for certain in-the-money stock options issued as a result of the DI acquisition (see note 3). SFAS 123R supersedes Opinion No. 25 and eliminates the use of the intrinsic value method previously used by the Company.

Changes in Share-based Compensation

*Historical Share-based Compensation*

When the Company first began granting premium-priced options in 1993, the options had vesting periods of nine years and were granted one-fourth at market value, one-fourth at a 50% premium over market, and one-half at a 100% premium over market. In 1997, in order to make the plan more competitive, the compensation committee of the board of directors changed the percentages so that one-half of all long-term incentive ("LTI") grants were made at market, with one-fourth at a 50% premium over market, and with one-fourth at a 100% premium over market. In 1999, again to address the competitiveness of the plan, the committee changed the premium levels so that one-half of the LTI grants were made at market, with one-fourth being made at a 25% premium over market, and one-fourth at a 50% premium over market. Also in 1999, the Company changed the vesting period from nine to six years. In fiscal 2004 the Company ceased issuing premium-priced options and issued all subsequent option grants at the market price on the date of issue.

The Company's intent in implementing the original 1993 stock option program as well as the subsequent versions of the program was to align its leaders' interest with stockholders' interests, and to motivate, retain and attract key leaders. The Company believes that this goal was achieved through the implementation of premium-priced options and long vesting periods, which were substantially longer than the vesting periods used at most companies. However, as a result of SFAS 123R, the Company would have been required to recognize expense for options granted a number of years earlier. In fact, SFAS 123R would have required the Company to recognize expense for options granted as far back as 1997.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

*Accelerated Vesting*
During the third quarter of fiscal 2005, the compensation committee of the board of directors voted to vest the unvested 2.1 million options which were then out of the money with option prices greater than $22.33. Then during the fourth quarter of fiscal 2005, the board of directors authorized the acceleration of vesting of all of the Company's outstanding unvested stock options except for those granted to the outside directors of the Company and except for those held by terminated associates which would be forfeited or cancelled with the passage of time. The accelerated vesting was effective at the close of business on March 24, 2005. The closing price of the Company's common stock on the NASDAQ National Market Quotation System used for measurement of compensation as of the date of acceleration was $21.37. As a result of the acceleration, options to purchase approximately 4.9 million shares of the Company's common stock, which otherwise would have vested from time to time over the following six years, became fully vested. All other terms and conditions applicable to these stock option grants remain in effect.

The decision to accelerate the vesting of these options was made primarily to avoid recognizing compensation expense in the consolidated statement of operations in future financial statements upon the adoption of SFAS 123R. By accelerating the vesting of these options, the Company recognized approximately $3.6 million of compensation expense in the fourth quarter of fiscal 2005. The Company believes that the acceleration of vesting eliminated the need for recognizing future compensation expense, in either the financial statements or the pro forma footnote disclosure, of approximately $11.7 million in fiscal 2006; $11.2 million in fiscal 2007; $8.2 million in fiscal 2008; and a total of $6.5 million over the following three fiscal years. The expenses which otherwise would have been incurred but for the acceleration are reported in the Company's fiscal year 2005 financial statements in the pro forma footnote disclosure as permitted under the provisions of SFAS 123 prior to its revision.

Share-based Compensation Plans

The Company has stock option plans and equity compensation plans (collectively referred to as the "share-based plans") administered by the compensation committee of the board of directors under which options and restricted stock units were outstanding as of March 31, 2007.

The Company's 2005 Equity Compensation Plan provides that all associates (employees, officers, directors, affiliates, independent contractors or consultants) are eligible to receive awards (grant of any option, stock appreciation right, restricted stock award, restricted stock unit award, performance award, performance share, performance unit, qualified performance-based award, or other stock unit award) pursuant to the plan with the terms and conditions applicable to an award set forth in applicable grant documents. While restricted stock and/or restricted stock units will likely be the primary LTI vehicle going forward, some stock options have been and may continue to be granted. The compensation committee of the board of directors will continue to take external market and regulatory developments into consideration when determining the Company's LTI practices and may further update its guidelines so as to better align share-based compensation with the Company's business strategies and with stockholder interests.

Incentive stock option awards granted pursuant to the share-based plans cannot be granted with an exercise price less than 100% of the per-share market value of the Company's shares at the date of grant and have a maximum duration of ten years from the date of grant. Board policy currently requires that nonqualified options be priced at or above the fair market value of the common stock at the time of grant with a maximum duration of ten years.

Restricted stock units may be issued pursuant to the 2005 Equity Compensation Plan and represent the right to receive shares in the future by way of an award agreement which includes vesting provisions. Award agreements can further provide for forfeitures triggered by certain prohibited activities, such as breach of confidentiality. All restricted stock units will be expensed over the vesting period as adjusted for estimated forfeitures.

The Company receives income tax deductions as a result of the exercise of stock options and the vesting of restricted stock units. Under the provisions of SFAS 123R, the tax benefit of share-based compensation expense in excess of the book compensation expense is reflected as a financing cash inflow and operating cash outflow included in changes in operating assets and liabilities. The Company has elected the short-cut method in accounting for the tax benefits of share-based payment awards.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Prior to April 2006, the Company accounted for its stock options under the intrinsic value provisions of APB 25. Had compensation cost for options granted been determined on the basis of the fair value of the awards at the date of grant, consistent with the methodology prescribed by SFAS 123 prior to its revision, the Company's consolidated net earnings would have been reduced to the following unaudited pro forma amounts for the years ended March 31 (in thousands, except per share amounts):

| | 2006 | 2005 |
|---|---|---|
| Net earnings, as reported | $ 64,128 | $ 69,718 |
| Plus: stock-based employee compensation expense included in determination of net income, net of income tax benefit | 814 | 2,229 |
| Less: stock-based employee compensation expense under fair value based method, net of income tax benefit | (2,650) | (47,175) |
| Pro forma net earnings | $ 62,292 | $ 24,772 |
| Earnings per share: | | |
| Basic – as reported | $ 0.73 | $ 0.80 |
| Basic – pro forma | $ 0.71 | $ 0.29 |
| Diluted – as reported | $ 0.71 | $ 0.74 |
| Diluted – pro forma | $ 0.69 | $ 0.27 |

2. RESTRUCTURING, IMPAIRMENT AND OTHER CHARGES:

As discussed in Restructuring Plans and Spain Closure below, the following table shows the balances that were accrued as well as the changes in those balances during the years ended March 31, 2005, 2006 and 2007 (dollars in thousands):

| Restructuring activities: | Associate-related reserves | Ongoing contract costs | Other accruals | Total |
|---|---|---|---|---|
| March 31, 2004 | $ 2,581 | $ - | $ 300 | $ 2,881 |
| Payments | (2,916) | - | (300) | (3,216) |
| Adjustments | 335 | - | - | 335 |
| March 31, 2005 | - | - | - | - |
| Fiscal year 2006 restructuring plan amount | 6,800 | 3,687 | 2,478 | 12,965 |
| Payments | (5,593) | (1,944) | (2,219) | (9,756) |
| March 31, 2006 | 1,207 | 1,743 | 259 | 3,209 |
| Fiscal year 2007 restructuring plan amount | 2,500 | - | - | 2,500 |
| Payments | (1,414) | (232) | (115) | (1,761) |
| March 31, 2007 | $ 2,293 | $ 1,511 | $ 144 | $ 3,948 |
| | | | | |
| Spain closure: | | | | |
| Fiscal 2007 charges | 656 | 113 | 4,789 | 5,558 |
| Payments | (378) | (20) | (200) | (598) |
| March 31, 2007 | $ 278 | $ 93 | $ 4,589 | $ 4,960 |

2. RESTRUCTURING, IMPAIRMENT AND OTHER CHARGES (continued):

Restructuring Plans
In March 2007, the Company recorded a total of $2.5 million in restructuring charges included in gains, losses and other items in the consolidated statement of operations. The charges included $1.5 million in severance and other associate-related reserves for payments to be made to approximately 105 associates who were notified in March that they were to be involuntarily terminated and $0.3 million in fees paid to terminate contract workers. Separately, the Company recorded $0.7 million for contract termination fees to a former senior executive, which has been paid as of year end. The remaining accrued costs of $1.6 million as of March 31, 2007 are expected to be paid out in the first quarter of fiscal 2008.

During the quarter ended September 30, 2005, the Company recorded a total of $13.0 million in restructuring and other impairment charges included in gains, losses and other items in the consolidated statement of operations. The charges included $6.8 million in severance and other associate-related reserves for payments to be made to approximately 160 associates who were notified during the quarter that they were to be involuntarily terminated; $3.7 million in lease termination costs or costs to be incurred after exiting certain leased facilities; and $2.5 million in other costs including the write-off of certain non-productive assets and other contract termination costs. The table above includes the portion of the above charges which are yet to be paid as of March 31, 2007. The remaining accrued costs of $2.3 million are expected to be paid out over the terms of the related leases or contracts, of which the longest one runs through fiscal 2012.

Spain Closure
In the fourth quarter of fiscal 2007, the Company announced plans to shut down its operations in Spain. Upon the completion of this closure, the Company recorded $6.6 million of exit costs including $0.7 million severance costs, $3.9 million in accruals for contingent liabilities related to governmental data protection claims pending in Spain, and $2.0 million in asset write offs and other accruals. Of this amount $5.0 million remain accrued at the end of fiscal 2007 and is expected to be paid out in fiscal 2008.

Montgomery Ward Bankruptcy

During fiscal 2001, Montgomery Ward, a significant customer of the IT Management segment, filed a petition for bankruptcy under Chapter 11 of the United States Bankruptcy Code. Accordingly, during the year ended March 31, 2001, the Company recorded charges totaling $34.6 million related to these obligations and impaired assets. As of June 30, 2001, the Company was no longer obligated to provide services to Montgomery Ward. The Company has since received payments from the Montgomery Ward bankruptcy trustee in the aggregate amount of $5.4 million. Payments of $0.2 million, $0.5 million and $1.4 million were recorded in fiscal 2007, 2006 and 2005, respectively, through gains, losses and other items where the expense was originally recorded.

Gains, Losses and Other Items

Gains, losses and other items for each of the years presented are as follows (dollars in thousands):

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Loss on Spain closure | $ 6,622 | $ - | $ - |
| Loss on divestitures (note 4) | - | 1,326 | 31 |
| Leased airplane disposal (note 4) | - | (1,548) | - |
| Gain on sale of building (note 4) | - | (2,787) | - |
| Restructuring plan charges and adjustments | 2,500 | 12,965 | 335 |
| Montgomery Ward bankruptcy recoveries | (225) | (452) | (1,350) |
| | $ 8,897 | $ 9,504 | $ (984) |

3. ACQUISTIONS:

On March 27, 2007, the Company acquired Kefta, Inc. ("Kefta"), a leader in real-time, dynamic personalization solutions for the Internet that is based in San Francisco, California. The acquisition bolsters the Company's ability to integrate one-to-one personalized communications across digital channels. The Company paid $8.9 million, net of cash acquired, for Kefta not including amounts, if any, payable pursuant to the terms and conditions of two deferred payment agreements. The first is a deferred cash compensation agreement that requires the Company to pay up to $1.5 million if three of Kefta's key employees are retained by the Company for eight consecutive quarters following the acquisition. The second is an earnout agreement that allows for payment of up to $1.5 million if the acquired business achieves certain revenue goals. The Company has omitted pro forma disclosures related to this acquisition as the pro forma effect of this acquisition is not material to the Company's consolidated results for any period presented. Kefta's results of operations will be included in the Company's consolidated results beginning April 1, 2007. Kefta's total annual revenue is approximately $2.7 million.

On March 15, 2007, the Company purchased Harbinger Associates, LLC and its wholly owned subsidiary Harbinger Technologies, Inc. ("Harbinger") from ICx Technologies, Inc. Harbinger is an international consulting and technology firm that develops software tools and training programs for personnel involved in homeland defense, national security and the prevention of international terrorism. The Company will use its best-in-class technologies and specialized expertise to help commercial clients expand internationally while Harbinger will expand the Company's products and services to the federal government intelligence and law enforcement markets. The Company paid $9.4 million in cash, net of cash acquired, and executed a promissory note for another $1.3 million to acquire Harbinger. The interest-free promissory note requires a $1 million payment on March 15, 2008 and the remaining $0.3 million payment on March 15, 2009. The Company has omitted pro forma disclosure related to this acquisition as the pro forma effect of this acquisition is not material to the Company's consolidated results for any of the periods presented. Harbinger's results of operations are included in the Company's consolidated results beginning March 15, 2007. Harbinger's total annual revenue is approximately $5.4 million.

On December 29, 2006, the Company completed the acquisition of certain assets of the Equitec division of Henry Group, Ltd. ("Equitec"), a consulting and analytics company headquartered in Cleveland, Ohio. The Company paid approximately $14.4 million in cash for Equitec, and issued shares of the Company's common stock with an approximate value of $3.6 million. The Company has omitted pro forma disclosure related to this acquisition as the pro forma effect of this acquisition is not material to the Company's consolidated results for any of the periods presented. The $18.0 million purchase price paid for Equitec does not include amounts, if any, payable pursuant to the terms and conditions of an earnout agreement under which the Company may pay up to an additional $12 million based on Equitec's achievement of certain operating targets over the period ending March 31, 2009. Equitec's results of operations are included in the Company's consolidated results beginning January 1, 2007. Equitec's annual revenue for the year prior to the acquisition was approximately $11.3 million.

In August 2005, the Company completed the acquisition of InsightAmerica, Inc. ("IA"), a privately held company based in Broomfield, Colorado. IA specializes in fraud prevention and risk mitigation services. The Company paid approximately $34.6 million in cash for IA, net of cash acquired, and not including amounts, if any, payable pursuant to the terms and conditions of an earnout agreement. The Company paid an additional $2.4 million during the quarter ending December 31, 2005 relating to the earnout agreement. Under the provisions of the earnout agreement, the Company may pay up to an additional $7.6 million based on IA's achievement of certain quarterly revenue and earnings targets over the period ending December 31, 2006. The Company is currently negotiating with the former owners over the amount required to be paid under the earnout agreement, and expects to complete these negotiations in the first quarter of fiscal 2008. IA's results of operations are included in the Company's consolidated results beginning August 1, 2005. IA's total annual revenues for their fiscal year ended December 31, 2004 were approximately $18 million. The Company has omitted pro forma disclosure related to this acquisition as the pro forma effect of this acquisition is not material to the Company's consolidated results for any of the periods presented.

3. ACQUISITIONS (continued):

In May 2005, the Company completed the acquisition of Digital Impact, Inc. ("DI"). DI is a provider of integrated digital marketing solutions and is based in San Mateo, California. Management believes DI provides the Company with new capabilities that are complementary to the Company's existing service offerings. The Company paid approximately $106.9 million in cash for DI, net of cash acquired. DI's results of operations are included in the Company's consolidated results beginning May 1, 2005. DI's total annual revenues were approximately $45 million at the date of purchase. The Company has omitted pro forma disclosure related to this acquisition as the pro forma effect of this acquisition is not material to the Company's consolidated results for any of the periods presented.

On January 5, 2005, the Company acquired SmartDM Holdings, Inc. ("SmartDM") and its wholly-owned subsidiaries, Smart DM, Inc. and SmartReminders.com, Inc. SmartDM is a full-service direct marketing company based in Nashville, Tennessee that offers comprehensive direct marketing services and information management for mid-sized companies. The aggregate purchase price was approximately $20.4 million consisting of $18.7 million paid in cash, net of cash acquired, and $1.7 million in Acxiom common stock. The acquired company's revenue was approximately $14 million per year at the date of purchase. The operations of the acquired business are included in the Company's consolidated results beginning in January 2005. The Company has omitted pro forma disclosure related to this acquisition as the pro forma effect of this acquisition is not material to the Company's consolidated results for any of the periods presented.

On October 25, 2004, the Company acquired ChinaLOOP, a business intelligence, customer relationship management and data management company. ChinaLOOP provides data, database management and data services to a number of Asian and international clients from its headquarters in Shanghai and additional operations in Beijing. ChinaLOOP's clients include a number of China-based and multi-national companies. The purchase price was approximately $7.4 million consisting of $5.6 million paid in cash (net of cash acquired) and warrants with an estimated fair value of $1.8 million. The warrants provide for the purchase of 100,000 shares of the Company's stock at a price of $15 on or after November 1, 2007. Exercise of the warrants is contingent on certain performance criteria of the acquired business. The warrants also provide the warrant holders with certain rights to additional shares if the price of Acxiom stock upon exercise of the warrant is less than $30 per share. The warrants expire October 24, 2014. The operations of the acquired business are included in the Company's consolidated results beginning November 1, 2004. The acquired company's revenue was approximately $2.6 million per year at the date of acquisition.

In fiscal 2004, the Company completed the acquisition of the Claritas Europe group of companies for approximately $38.0 million, net of cash acquired. The final purchase price is still subject to adjustment based on an agreement between the parties as to the final working capital amounts purchased. During the fourth quarter of fiscal 2006 the Company recorded an additional liability to VNU (the former owner) for approximately $2.6 million, which is management's best estimate of the amount to be ultimately paid less $0.8 million expected to be collected from VNU for aged accounts receivable. The Company is in discussions with VNU and expects to resolve the amount owed to VNU and make the final payment in fiscal 2008.

3. ACQUISITIONS (continued):

The following table shows the allocation of Kefta, Harbinger, Equitec, IA, DI, SmartDM and ChinaLOOP purchase prices to assets acquired and liabilities assumed (dollars in thousands):

| | Kefta | Harbinger | Equitec | IA | DI | SmartDM | ChinaLOOP |
|---|---|---|---|---|---|---|---|
| Assets acquired: | | | | | | | |
| Cash | $ 75 | $ 74 | $ - | $ 541 | $ 27,025 | $ 1,185 | $ 503 |
| Goodwill | 9,807 | 9,985 | 12,973 | 29,085 | 101,127 | 17,384 | 5,963 |
| Other intangible assets | - | - | 5,000 | 7,000 | 20,800 | 3,700 | 840 |
| Other current and noncurrent assets | 447 | 1,308 | 79 | 6,716 | 14,390 | 3,185 | 931 |
| | 10,329 | 11,367 | 18,052 | 43,342 | 163,342 | 25,454 | 8,237 |
| Accounts payable, accrued expenses and capital leases assumed | 1,323 | 559 | - | 5,850 | 17,236 | 3,866 | 342 |
| Net assets acquired | 9,006 | 10,808 | 18,052 | 37,492 | 146,106 | 21,588 | 7,895 |
| Less: | | | | | | | |
| Cash acquired | 75 | 74 | - | 541 | 27,025 | 1,185 | 503 |
| Common stock issued | - | - | 3,610 | - | - | 1,716 | - |
| Promissory Note | - | 1,300 | - | - | - | - | - |
| Warrants issued for the purchase of common stock | - | - | - | - | - | - | 1,833 |
| Issuance of vested stock options | - | - | - | - | 7,541 | - | - |
| Payments to be made for restricted stock | - | - | - | - | 4,768 | - | - |
| Net cash paid | $ 8,931 | $ 9,434 | $ 14,442 | $ 36,951 | $ 106,772 | $ 18,687 | $ 5,559 |

3. ACQUISITIONS (continued):

The amounts allocated to other intangible assets in the table above include software, customer relationship intangibles, and databases. Amortization lives for those intangibles range from two years to seven years. The following table shows the amortization activity of these intangible assets (dollars in thousands):

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Database assets, gross | $ 10,040 | $ 10,040 | $ 7,440 |
| Accumulated amortization | (8,790) | (5,910) | (3,052) |
| Net database assets | $ 1,250 | $ 4,130 | $ 4,388 |
| Developed technology assets, gross | $ 14,700 | $ 14,700 | $ 900 |
| Accumulated amortization | (5,423) | (2,532) | (33) |
| Net developed technology assets | $ 9,277 | $ 12,168 | $ 867 |
| Customer/trademark assets, gross | $ 22,813 | $ 17,652 | $ 6,450 |
| Accumulated amortization | (7,066) | (3,803) | (920) |
| Net customer/trademark assets | $ 15,747 | $ 13,849 | $ 5,530 |
| Total intangible assets, gross | $ 47,553 | $ 42,392 | $ 14,790 |
| Total accumulated amortization | (21,278) | (12,245) | (4,005) |
| Net intangible assets | $ 26,275 | $ 30,147 | $ 10,785 |
| Amortization expense | $ 9,033 | $ 8,240 | $ 3,400 |

The following table shows a projection of amortization expense for the next five years (dollars in thousands):

| Year ending March 31, | Projected amortization expense |
|---|---|
| 2008 | $ 7,389 |
| 2009 | 6,663 |
| 2010 | 5,909 |
| 2011 | 3,463 |
| 2012 | 2,680 |

The amounts allocated to other intangible assets in the table above include software, customer relationship intangibles, and databases. None of the amounts allocated to goodwill or other intangible assets for the Kefta, Harbinger, IA, DI, SmartDM or ChinaLOOP acquisitions are deductible for tax purposes. The amounts allocated to goodwill for the Equitec acquisition are expected to be deductible. The allocations of purchase price for the Kefta, Harbinger, and Equitec acquisitions are subject to adjustment as the Company makes the final determination of the fair values assigned to acquired assets and liabilities.

As a result of the DI, Claritas Europe and Consodata acquisitions, management has formulated plans to consolidate certain facilities, eliminate duplicative operations, and terminate or relocate certain associates. These plans have now been finalized. The Company recorded aggregate accruals in other accrued liabilities of $15.4 million as of the purchase date of the Claritas Europe and Consodata acquisitions (acquired in fiscal 2004) for the estimated costs of the integration process, including lease termination costs, costs of terminating or relocating associates, and for other contract termination costs. The table below shows adjustments to and payments of these accruals during the years ended March 31, 2007 and 2006. Any future adjustments to these plans may result in future expense or in decreases to the goodwill recorded for the acquisitions. The remaining reserves are expected to be paid through approximately April 2008.

| (dollars in thousands) | Associate-related reserves | Lease and related reserves | Other contract termination reserves | Total |
|---|---|---|---|---|
| Balance at March 31, 2005 | 4,887 | 9,277 | 3,913 | 18,077 |
| Digital Impact, Inc. acquisition | 2,871 | 2,384 | 125 | 5,380 |
| Adjustments | (1,389) | (1,368) | (146) | (2,903) |
| Payments | (4,826) | (4,732) | (2,338) | (11,896) |
| Change in foreign currency translation adjustment | (382) | (682) | (271) | (1,335) |
| Balance at March 31, 2006 | $ 1,161 | $ 4,879 | $ 1,283 | $ 7,323 |
| Adjustments | (115) | (116) | - | (231) |
| Payments | (836) | (3,803) | (199) | (4,838) |
| Change in foreign currency translation adjustment | 43 | 259 | 121 | 423 |
| Balance at March 31, 2007 | $ 253 | $ 1,219 | $ 1,205 | $ 2,677 |

## 4. DIVESTITURES:

During the quarter ended December 31, 2005 the Company sold a subsidiary in Spain that had no remaining operations but had available tax loss carryforwards which could be used by the buyer. The sale generated proceeds of $1.2 million and a gain on disposal included in gains, losses and other items of $0.8 million.

Effective September 1, 2005, the Company sold its real property data compilation business and associated assets for net proceeds of $0.3 million. The loss on the sale was $1.9 million.

Effective July 1, 2005 the Company sold its lettershop operations in Melville, New York. In connection with the sale, the Company received a note receivable (see note 5) in the amount of $0.9 million and recorded a net loss on the sale of $0.3 million.

The Company disposed of a leased airplane during the quarter ended June 30, 2005, recording a gain of $1.6 million. During the quarter ended September 30, 2005, the gain on this transaction was adjusted to $1.5 million.

The Company sold an unused facility in the quarter ended September 30, 2005 for cash proceeds of $3.6 million and recorded a gain of $2.8 million.

## 5. UNBILLED AND NOTES RECEIVABLE:

Unbilled and notes receivable are from the sales of software, data licenses, and equipment and from the sale of divested operations, net of the current portions of such receivables. Other current assets include the current portion of the unbilled and notes receivable of $10.9 million and $8.2 million at March 31, 2007 and March 31, 2006, respectively. Except as disclosed below, there are no allowances recorded against any of the unbilled and notes receivable (dollars in thousands).

| | 2007 | 2006 |
|---|---|---|
| Notes receivable from divestitures, net of future credits $1.6 million in 2006 and net of allowance for uncollectible note of $0.9 million in 2006 | $ 4,932 | $ 5,993 |
| Less current portion | 3,940 | 683 |
| Long-term portion | 992 | 5,310 |
| Unbilled and notes receivable arising from operations | 22,714 | 21,387 |
| Less current portion | 6,964 | 7,558 |
| Long-term portion | 15,750 | 13,829 |
| Unbilled and notes receivable, excluding current portions | $ 16,742 | $ 19,139 |

## 6. OTHER CURRENT AND NONCURRENT ASSETS:

Other current assets consist of the following (dollars in thousands):

| | March 2007 | March, 2006 |
|---|---|---|
| Current portion of unbilled and notes receivable (note 5) | $ 10,904 | $ 8,241 |
| Prepaid expenses | 23,736 | 20,896 |
| Non-trade receivables | 7,432 | 1,143 |
| Other miscellaneous assets | 17,180 | 14,657 |
| Other current assets | $ 59,252 | $ 44,937 |

Other noncurrent assets consist of the following (dollars in thousands):

| | March 31, 2007 | March 31, 2006 |
|---|---|---|
| Investments in marketable and nonmarketable securities | $ 4,299 | $ 4,949 |
| Acquired intangible assets, net | 15,747 | 13,849 |
| Other miscellaneous noncurrent assets | 3,205 | 2,864 |
| Other assets | $ 23,251 | $ 21,662 |

During fiscal 2004, the Company made an investment of $5.0 million in Battleaxe, LLC, a limited liability company formed for the purpose of owning and managing real property in Illinois. Under the terms of the operating agreement, which was amended in April 2006, the Company's ownership investment in this entity will be returned through cash payments, including interest at 5%, with a final payment of $2.7 million due May 2007. Included in other assets is the net balance of the ownership investment of $2.7 million as of both March 31, 2007 and 2006.

During fiscal 2007 and 2006 the Company disposed of a number of investments, recording aggregate income in Other, net of $1.6 million in 2007 and $1.1 million in 2006.

6. OTHER CURRENT AND NONCURRENT ASSETS (continued):

With respect to certain of its investments in joint ventures and other companies, the Company has provided cash advances to fund losses and cash flow deficits. Although the Company has no commitment to continue to do so, it may fund additional losses and deficits until these investments become profitable. The Company may, at its discretion, decide not to provide additional financing to these investments during future periods. In the event that it does not provide funding and these investments have not achieved profitable operations, the Company may be required to record an impairment charge up to the amount of the carrying value of these investments ($4.1 million at March 31, 2007).

7. GOODWILL:

Goodwill represents the excess of acquisition costs over the fair values of net assets acquired in business combinations. Goodwill is reviewed at least annually for impairment under a two-part test. Impairment exists to the extent that the reporting unit's recorded goodwill exceeds the residual fair value assigned to such goodwill. Any impairment that results from the completion of the two-part test is recorded as a charge to operations during the period in which the impairment test is completed. Completion of the Company's most recent impairment test during the quarter ended March 31, 2007 indicated no potential impairment of its goodwill balances.

The carrying amount of goodwill, by business segment, for the years ended March 31, 2007, 2006 and 2005, and the changes in those balances are presented in the following table.

| (dollars in thousands) | US Services and Data | International Services and Data | Total |
|---|---|---|---|
| Balance at March 31, 2005 | $ 217,730 | $ 136,452 | $ 354,182 |
| Acquisition of DI (note 3) | 100,902 | - | 100,902 |
| Acquisition of IA (note 3) | 29,085 | - | 29,085 |
| Disposals of operations (note 4) | (111) | - | (111) |
| Purchase adjustments | 143 | 198 | 341 |
| Purchases of minority interests | - | 638 | 638 |
| Reversal of acquired deferred tax valuation allowance (note 14) | (2,872) | (1,189) | (4,061) |
| Change in foreign currency translation adjustment | - | (8,575) | (8,575) |
| Balance at March 31, 2006 | $ 344,877 | $ 127,524 | $ 472,401 |
| Purchase adjustments | 11,356 | (118) | 11,238 |
| Equitec acquisition (note 3) | 12,973 | - | 12,973 |
| Kefta acquisition (note 3) | 9,807 | - | 9,807 |
| Harbinger acquisition (note 3) | 9,985 | - | 9,985 |
| Purchase of minority interest | - | 260 | 260 |
| Reversal of acquired deferred tax valuation allowance (note 14) | (2,787) | (2,742) | (5,529) |
| Change in foreign currency translation adjustment | - | 10,911 | 10,911 |
| Balance at March 31, 2007 | $ 386,211 | $ 135,835 | $ 522,046 |

## 8. SOFTWARE AND RESEARCH AND DEVELOPMENT COSTS:

The Company recorded amortization expense related to internally developed computer software of $19.1 million for fiscal 2007, $27.0 million for fiscal 2006 and $29.8 million for fiscal 2005 and amortization of purchased software licenses of $45.0 million, $43.6 million and $35.6 million in 2007, 2006 and 2005, respectively. Additionally, research and development costs of $19.1 million, $15.6 million and $15.4 million were charged to cost of revenue during 2007, 2006 and 2005, respectively. Amortization expense related to both internally developed and purchased software is included in cost of revenue in the accompanying consolidated statements of operations.

On December 29, 2005, the Company entered into a definitive Asset Purchase and License Agreement (the "Agreement") with EMC Corporation ("EMC"). The Agreement provides, among other things, for the purchase by EMC of the Company's information grid operating system software (the "Base Technology") and for the grant of a perpetual license from EMC to the Company of the Base Technology and further developments for the Company's continued use in connection with its business. The Company also licensed other ancillary related technology to EMC.

EMC paid the Company $20 million in fiscal 2006 and $10 million in fiscal 2007. Payments received by the Company from EMC pursuant to the Agreement have offset capitalized software balances associated with development of sold and licensed technology. These payments have no effect on revenue, earnings, or operating cash flow. However, the reduction in the capitalized balance will reduce future amortization expense.

Under the terms of the Agreement, the parties will work together to further develop the Base Technology. The Agreement also gives EMC the option during a two-year option period to acquire the Acxiom division responsible for the further development of the technology, upon payment of an option price specified in the Agreement. The option price was $5 million at inception, is currently $15 million, and increases to $20 million by the end of the option period. If EMC exercises that option, Acxiom retains its perpetual license to the Base Technology and further developments of the Base Technology.

## 9. PROPERTY AND EQUIPMENT:

Property and equipment, some of which has been pledged as collateral for long-term obligations (see note 10), is summarized as follows (dollars in thousands):

| | March 31, 2007 | March 31, 2006 |
|---|---|---|
| Land | $ 16,715 | $ 16,715 |
| Buildings and improvements | 223,226 | 217,029 |
| Data processing equipment | 429,857 | 369,674 |
| Office furniture and other equipment | 63,377 | 59,530 |
| | 733,175 | 662,948 |
| Less accumulated depreciation and amortization | 420,883 | 329,177 |
| | $ 312,292 | $ 333,771 |

Depreciation expense on property and equipment (including amortization of property and equipment under capitalized leases) was $99.8 million, $91.7 million and $73.0 million for the years ended March 31, 2007, 2006 and 2005, respectively.

## 10. LONG-TERM OBLIGATIONS:

Long-term obligations consist of the following (dollars in thousands):

| | March 31, 2007 | March 31, 2006 |
|---|---|---|
| Term loan credit agreement | $ 547,000 | $ - |
| Revolving credit agreement | - | 252,272 |
| Capital leases and installment payment obligations on land, buildings and equipment payable in monthly payments of principal plus interest at rates ranging from approximately 3% to 8%; remaining terms up to fifteen years | 121,399 | 123,907 |
| Warrants (notes 3 and 13) | 1,651 | 1,911 |
| Other debt and long-term liabilities | 41,135 | 43,903 |
| Total long-term debt and capital leases | 711,185 | 421,993 |
| Less current installments | 80,001 | 68,301 |
| Long-term debt, excluding current installments | $ 631,184 | $ 353,692 |

| | March 31, 2007 | March 31, 2006 |
|---|---|---|
| Software license liabilities payable over terms up to seven years; effective interest rates ranging from approximately 6% to 7% | $ 44,615 | $ 47,940 |
| Less current installments | 26,920 | 25,217 |
| License liabilities, excluding current installments | $ 17,695 | $ 22,723 |

Effective September 15, 2006, the Company entered into an amended and restated credit agreement allowing (1) term loans up to an aggregate principal amount of $600 million and (2) revolving credit facility borrowings consisting of revolving loans, letter of credit participations and swing-line loans up to an aggregate amount of $200 million. The term loan is payable in quarterly principal installments of $1.5 million through September 2011, followed by quarterly principal installments of $150 million through June 2012, followed by a final installment of $70 million due September 15, 2012. The term loan also allows prepayments before maturity. Revolving loan commitments and all borrowings of revolving loans mature on September 15, 2011. The credit agreement is secured by the accounts receivable of Acxiom and its domestic subsidiaries, as well as by the outstanding stock of certain Acxiom subsidiaries.

On September 15, 2006, the Company borrowed the entire amount of the term loan. Term loan proceeds were used to purchase shares of the Company's common stock pursuant to the terms of its "Dutch auction" self-tender offer for approximately $278 million (see note 13), to pay certain fees of approximately $6.4 million related to entering into the credit agreement and to pay off an existing revolving loan of approximately $267 million. The remainder of the term loan proceeds was used to retire additional debt or for general corporate purposes. In addition to the quarterly $1.5 million principal installments, the Company paid $50.0 million in principal in the fourth quarter of fiscal 2007. The Company wrote off $0.6 million of deferred costs related to the early payment.

Revolving credit facility borrowings of $252.3 million at March 31, 2006 bore interest at LIBOR plus 1.25% or at an alternative base rate or at the federal funds rate plus 2.0%, depending upon the type of borrowing. Weighted average interest rates on March 31, 2006 borrowings under the revolving credit facility were 5.72%. Outstanding letters of credit at March 31, 2006 were $4.0 million. This credit facility was superseded by the credit agreement discussed above.

Revolving credit facility borrowings under the new facility currently bear interest at LIBOR plus 1.5% or at an alternative base rate or at the Federal Funds rate plus 2.25%, depending on the type of borrowing. Term loan borrowings currently bear interest at LIBOR plus 1.75%. There were no revolving loan borrowings outstanding at March 31, 2007. The interest rate on term loan borrowings outstanding at March 31, 2007 was 7.1%. Outstanding letters of credit at March 31, 2007 were $10.2 million.

## 10. LONG-TERM OBLIGATIONS (continued):

Under the terms of certain of the above borrowings, the Company is required to maintain certain debt-to-cash flow and debt service coverage ratios, among other restrictions. At March 31, 2007, the Company was in compliance with these covenants and restrictions. In addition, if certain financial ratios and other conditions are not satisfied, the credit agreement limits the Company's ability to pay dividends in excess of $30 million in any fiscal year (plus additional amounts in certain circumstances).

During fiscal 2005, the Company called for redemption the outstanding $175 million of 3.75% convertible subordinated notes due 2009 ("3.75% Notes"). The 3.75% Notes were convertible at the option of the holder into shares of the Company's common stock at a conversion price of $18.25 per share. As a result of the Company's call of the 3.75% Notes for redemption, substantially all of the holders elected to convert their notes into shares of common stock. The few remaining 3.75% notes were paid by the Company, including accrued interest and a small premium. As a result of the conversion, the Company issued approximately 9.6 million shares of its common stock, and the carrying value of the 3.75% Notes, net of $3.4 million of deferred issuance costs, was transferred to stockholders' equity. The net amount transferred to stockholders' equity was $171.6 million.

Software license liabilities payable represent the present value of software license obligations payable over terms of up to seven years with several vendors. Under these agreements, the Company has negotiated substantial price discounts, annual increases in capacity, right of use by its current and future subsidiaries, and the rights to provide the licensed software to certain of the Company's customers. These liabilities will be satisfied with scheduled payments that generally increase each year. The related software assets are included in purchased software licenses on the accompanying consolidated balance sheets.

The Company's future obligations, excluding interest, under its long-term debt, capital lease obligations and software license liabilities at March 31, 2007, are as follows (in thousands):

| Year ending March 31, | | |
|---|---|---|
| 2008 | $ | 106,921 |
| 2009 | | 62,610 |
| 2010 | | 23,426 |
| 2011 | | 20,364 |
| 2012 | | 304,064 |
| Thereafter | | 238,415 |
| | $ | 755,800 |

ACXIOM CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007, 2006 AND 2005

## 11. ALLOWANCE FOR DOUBTFUL ACCOUNTS:

A summary of the activity of the allowance for doubtful accounts, returns and credits is as follows (dollars in thousands):

| | Balance at beginning of period | Additions charged to costs and expenses | Other changes | Bad debts written off, net of amounts recovered | Balance at end of period |
|---|---|---|---|---|---|
| 2005: | | | | | |
| Allowance for doubtful accounts, returns and credits | $ 6,339 | $ 3,383 | $ 1,847 | $ (3,933) | $ 7,636 |
| 2006: | | | | | |
| Allowance for doubtful accounts, returns and credits | $ 7,636 | $ 6,235 | $ (654) | $ (4,722) | $ 8,495 |
| 2007: | | | | | |
| Allowance for doubtful accounts, returns and credits | $ 8,495 | $ 1,946 | $ 629 | $ (2,755) | $ 8,315 |

Included in other changes are valuation accounts acquired in connection with business combinations, disposals, and the effects of exchange rates.

## 12. COMMITMENTS AND CONTINGENCIES:

Legal Matters

Linda Brooks and Richard Fresco v. Auto Data Direct, Inc., et al., (U.S. Dist. Court, S.D. Florida, 03-61063) is a putative class action lawsuit, removed to federal court in May 2003, filed against Acxiom and several other information providers. The plaintiffs allege that the defendants obtained and used drivers' license data in violation of the federal Drivers Privacy Protection Act. To date, a class has not been certified. Among other things, the plaintiffs seek injunctive relief, statutory damages, and attorneys' fees. While certain defendants have agreed to conditionally settle the case Acxiom will continue to defend the case vigorously in that it believes it has acted in conformity with the applicable law. Two companion cases, *Sharon Taylor, et al., v. Acxiom, et al., (U.S. District Court, E.D. Texas, 207CV001) and Sharon Taylor, et al. v. Biometric Access Company, et al., (U.S. District Court, E.D. Texas, 2:07-CV-00018),* were filed in January 2007.

Equifax Direct Marketing Solutions LLC and Equifax Information Services LLC v. Acxiom Corporation, (U.S. District Court, N.D., Georgia 1:07-CV-0563-RLV) is a lawsuit removed from the Georgia state court, alleging that Acxiom breached a 1997 data license agreement and several data processing agreements and is using Equifax data beyond the scope of the parties' agreements and without Equifax's permission. The plaintiffs seek injunctive relief and damages of approximately $14 million. Acxiom denies that it is in breach of the agreements and has filed counterclaims against the plaintiffs, alleging, among other things, breach of their covenant of good faith and fair dealing.

The Company is involved in a number of actions with the Data Protection Authority of Spain, involving alleged improper usage of individuals' data. The total claims sought by the Data Protection Authority may be as high as $10.6 million. The Company is negotiating with the Data Protection Authority in an attempt to settle the claims, and the Company maintains that the Company's usage of data has been in compliance with the new law. However, upon advice of counsel and after review of the pending claims, the Company accrued $3.9 million as part of the cost of closure of the Spain office (see note 2). The amount accrued represents legal fees incurred to date along with an estimate of the amount which will be required to ultimately settle the claims.

12. COMMITMENTS AND CONTINGENCIES (continued):

Levy Investments LTD vs. Acxiom Corporation, et al., (Circuit Court of Arkansas, Pulaski County CV 07-6571) is a putative class action lawsuit, filed on May 22, 2007 by an Acxiom shareholder, Levy Investments LTD, against Acxiom, its directors, ValueAct Capital and Silver Lake Partners. The plaintiff seeks an injunction against the proposed sale of the Company as announced on May 16, 2007, contending that the sale price agreed to by the directors is insufficient, that the directors breached their fiduciary duties, and that the proposed merger agreement should be nullified. The Company believes that the suit is without merit and intends to vigorously defend it.

In the opinion of management, none of the above cases will have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

The Company is involved in various other claims and legal actions in the ordinary course of business. In the opinion of management, the ultimate disposition of all of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Commitments

The Company leases data processing equipment, software, office furniture and equipment, land and office space under noncancellable operating leases. Additionally, the Company has entered into synthetic operating leases for computer equipment, furniture and aircraft ("Leased Assets"). These synthetic operating lease facilities are accounted for as operating leases under generally accepted accounting principles and are treated as capital leases for income tax reporting purposes. Initial lease terms under the synthetic computer equipment and furniture facility range from two to six years, with the Company having the option at expiration of the initial lease to return the equipment, purchase the equipment at a fixed price, or extend the term of the lease. The lease term of one aircraft expires in January 2011, with the Company having the option to purchase the aircraft, renew the lease for an additional twelve months, or return the aircraft to the lessor. In December 2003 the Company entered into a lease for an additional aircraft which would have expired in November 2013. During the quarter ended June 30, 2005, the Company terminated the lease for the second aircraft and the lessor sold the aircraft. Under the terms of the lease the Company was entitled to the proceeds of the airplane sale, net of the payoff value of the lease. As a result of the lease termination the Company received net proceeds of $1.5 million which is recorded in gains, losses and other items.

The total amount drawn under these synthetic operating lease facilities since inception was $243.4 million and the Company has a future commitment for lease payments of $24.8 million over the next five years. In the event the Company elects to return the Leased Assets, the Company has guaranteed a portion of the residual value to the lessors. Assuming the Company elects to return the Leased Assets to the lessors at its earliest opportunity under the synthetic lease arrangements and assuming the Leased Assets have no significant residual value to the lessors, the maximum potential amount of future payments the Company could be required to make under these residual value guarantees was $12.0 million at March 31, 2007.

As discussed in note 15, the Company also has an aircraft leased from a business controlled by an officer and director of the Company. Should the Company elect early termination rights under the lease or not extend the lease beyond the initial term and the lessor sells the aircraft, the Company has guaranteed a residual value of 70% of the then outstanding indebtedness of the lessor, or $2.6 million at March 31, 2007.

In March 2007, the Company entered into a contract with Guava Acquisitions, LLC ("Guava"), a wholly owned subsidiary of Time Value Property Exchange, Inc. to acquire an aircraft. The Company entered into a short-term operating lease for the aircraft with Guava and expects to spend approximately $6.0 million in leasehold improvements to upgrade the aircraft. Once the Company has completed the upgrade, it will cancel the operating lease and purchase the aircraft from Guava for $5.5 million.

Total rental expense on operating leases and software licenses, including the synthetic lease facilities, was $50.8 million, $54.3 million and $68.7 million for the years ended March 31, 2007, 2006 and 2005, respectively. Future minimum lease payments under all noncancellable operating leases and software licenses, including the synthetic lease facilities, for the five years ending March 31, 2011, are as follows: 2008, $37.9 million; 2009, $33.2 million; 2010, $22.4 million; 2011, $12.1 million; and 2012, $9.4 million.

## 12. COMMITMENTS AND CONTINGENCIES (continued):

In connection with certain of the Company's facilities, the Company has entered into 50/50 joint ventures with local real estate developers. In each case, the Company is guaranteeing portions of the loans for the buildings. In addition, in connection with the disposal of certain assets, the Company has guaranteed loans for the buyers of the assets. These guarantees were made by the Company primarily to facilitate favorable financing terms for those third parties. Should the third parties default on this indebtedness, the Company would be required to perform under its guarantee. Substantially all of the third-party indebtedness is collateralized by various pieces of real property. At March 31, 2007 the Company's maximum potential future payments under all of these guarantees of third-party indebtedness were $5.0 million.

## 13. STOCKHOLDERS' EQUITY:

The Company repurchased 11.1 million of its common shares for approximately $283.9 million through a Dutch Auction Self Tender ("DAST") which closed on September 12, 2006. Borrowings under the new credit facility, which closed September 15, 2006 (see note 10), were used to fund the DAST and retire existing debt.

The Company has authorized 200 million shares of $0.10 par value common stock and 1 million shares of $1.00 par value preferred stock. The board of directors of the Company may designate the relative rights and preferences of the preferred stock when and if issued. Such rights and preferences could include liquidation preferences, redemption rights, voting rights and dividends, and the shares could be issued in multiple series with different rights and preferences. The Company currently has no plans for the issuance of any shares of preferred stock.

As discussed below, the Company has issued warrants to purchase shares of its common stock. The following table shows outstanding warrants as of March 31, 2007:

| | Number of warrants outstanding | Issued | Vesting date, if applicable | Expiration date | Weighted average exercise price |
|---|---|---|---|---|---|
| AISS acquisition (fiscal 2003) | 1,272,024 | August 2002 | NA | August 12, 2017 | $ 16.32 |
| Toplander acquisition (fiscal 2003) | 108,127 | March 2004 | NA | March 17, 2019 | $ 13.24 |
| ChinaLOOP acquisition (fiscal 2005) | 100,000 | October 2004 | November 1, 2007 | October 24, 2014 | $ 15.00 |
| | 1,480,151 | | | | $ 16.01 |

In conjunction with the acquisition of ChinaLOOP (see note 3), the Company issued a warrant to purchase 100,000 shares of its common stock. The exercise price for the warrant is $15 per share and the warrant may be exercised until October 24, 2014. Exercises of the warrant is only allowed after November 1, 2007, and only if certain contingencies relating to ChinaLOOP's operating results are met. The warrant also contains a put feature, which gives the holder the right to receive up to an additional $1.5 million in Acxiom common stock if the value of the common stock upon exercise is less than $30 per share. The put feature can only be exercised on or after November 1, 2009, and can only be exercised concurrently with the exercise of the warrant. If the warrant and the put feature were both exercised as of March 31, 2007, the put feature would require the Company to issue an additional 31,783 shares.

13. STOCKHOLDERS' EQUITY (continued):

The fair value of the warrant upon issuance was determined to be $1.8 million. Due to the terms of the instrument and the fact that the warrant and put are to be settled by issuance of a variable number of shares, the fair value of the warrant is recorded as a liability, included in long-term obligations (see note 10) and the fair value will be adjusted at each balance sheet date to its current fair value. At March 31, 2007, the fair value of the warrant was $1.7 million. The change in the warrant value is recorded in other, net in the accompanying consolidated statement of operations as income of $0.3 million in 2007, expense of $0.3 million in 2006 and income of $0.2 million in 2005. In general, the value of the warrant will increase as the stock price increases and decrease as the stock price decreases. Other factors that influence the fair value of the warrant include the remaining term, the risk-free interest rate, the volatility of the Company's stock, the Company's dividend rate, and the Company's estimate of the probability the warrant will vest on November 1, 2007 based on ChinaLOOP's operating results. If the warrant does not vest due to ChinaLOOP's failure to meet the contingencies relating to operating results, the value of the warrant will be zero and any remaining recorded value will be reversed to income. If the warrant vests and is exercised, the recorded value will be transferred to equity.

On November 14, 2002, the Company announced a common stock repurchase program. From that date until March 31, 2007, the Company has repurchased 21.8 million shares of its common stock for an aggregate purchase price of $404.0 million under this repurchase program. The repurchases were made pursuant to a repurchase program adopted by the board of directors on October 30, 2002. Since that time, the board has approved increases in the maximum dollar amount which may be repurchased from $50 million to $550 million. The repurchase program has no designated expiration date.

The Company paid dividends on its common stock in the amount of $.22 per share in fiscal 2007, $.20 per share in fiscal 2006 and $0.17 per share in fiscal 2005.

*Stock Option Activity*
The Company has stock option and equity compensation plans for which a total of 30.1 million shares of the Company's common stock have been reserved for issuance since inception of the plans. These plans provide that the option price of qualified options will be at least the fair market value at the time of the grant. Board policy has required that nonqualified options be priced at or above the fair market value of the common stock at the time of grant. At March 31, 2007, there were a total of 1.0 million shares available for future grants under the plans. As discussed in note 1 - Share-Based Compensation, during the fiscal year ended March 31, 2005, the compensation committee and the board of directors accelerated the vesting of outstanding stock options. As a result of the vesting of in-the-money options during fiscal 2005, the Company recorded a non-cash expense of $3.6 million.

The per-share weighted-average fair value of stock options granted during 2007 was $9.45 on the date of grant using a lattice option pricing model with the following weighted-average assumptions: dividend yield of 1.0%; risk-free interest rate of 4.6%; expected option life of 8.7 years and expected volatility of 25%. The per-share weighted-average fair value of stock options granted during fiscal 2006 and 2005 was $4.52 and $10.27, respectively, on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield of 1% for 2006 and 2005; risk-free interest rate of 4.26% in 2006 and 4.27% in 2005; expected option life of 3 years for 2006 and 10 years for 2005; and expected volatility of 24% in 2006 and 30% in 2005. The decrease in the option life for the options granted in fiscal 2006 was due to those options being fully vested when granted.

Total expense related to stock options was approximately $1.5 million for both 2007 and 2006 and was approximately $3.6 million in 2005 and was charged to selling, general and administrative expense. Future expense for these options is expected to be approximately $2.6 million over the next three years.

13. STOCKHOLDERS' EQUITY (continued):

Activity in stock options was as follows:

| | Number of shares | Weighted-average exercise price per share | Weighted-average remaining contractual term (in years) | Aggregate Intrinsic value (in thousands) |
|---|---|---|---|---|
| Outstanding at March 31, 2004 | 18,935,102 | $ 18.27 | | |
| Granted | 1,355,105 | $ 22.59 | | |
| Exercised | (2,416,596) | $ 14.52 | | $ 23,149 |
| Forfeited or cancelled | (426,564) | $ 22.85 | | |
| Outstanding at March 31, 2005 | 17,447,047 | $ 19.01 | | |
| Granted | 397,500 | $ 21.91 | | |
| DI acquisition (note 3) | 1,072,658 | $ 13.01 | | |
| Exercised | (4,632,061) | $ 11.13 | | $ 53,490 |
| Forfeited or cancelled | (1,226,953) | $ 24.31 | | |
| Outstanding at March 31, 2006 | 13,058,191 | $ 20.91 | | |
| Granted | 435,000 | $ 25.00 | | |
| Exercised | (1,366,051) | $ 15.52 | | $ 12,752 |
| Forfeited or cancelled | (342,734) | $ 25.46 | | |
| Outstanding at March 31, 2007 | 11,784,406 | $ 21.52 | 8.46 | $ 34,994 |
| Exercisable at March 31, 2007 | 11,444,915 | $ 21.57 | 8.41 | $ 33,678 |

The aggregate intrinsic value at the period end in the table above represents the total pre-tax intrinsic value (the difference between Acxiom's closing stock price on the last trading day of the period and the exercise price for each in-the-money option) that would have been received by the option holders had option holders exercised their options on March 31, 2007. This amount changes based upon changes in the fair market value of Acxiom's stock.

Following is a summary of stock options outstanding as of March 31, 2007:

| | Options outstanding | | | Options exercisable | |
|---|---|---|---|---|---|
| Range of exercise price per share | Options outstanding | Weighted-average remaining contractual life | Weighted-average exercise price per share | Options exercisable | Weighted-average exercise price per share |
| $ 0.11 - $ 9.62 | 217,283 | 6.79 years | $ 6.28 | 136,498 | $ 5.78 |
| $ 10.17 - $ 14.68 | 1,967,885 | 9.18 years | $ 12.30 | 1,949,213 | $ 12.29 |
| $ 15.00 - $ 19.82 | 2,768,800 | 8.29 years | $ 16.60 | 2,763,766 | $ 16.60 |
| $ 20.12 - $ 24.53 | 3,801,768 | 9.03 years | $ 22.81 | 3,801,768 | $ 22.81 |
| $ 25.00 - $ 29.30 | 1,801,222 | 7.96 years | $ 26.45 | 1,566,222 | $ 26.67 |
| $ 30.93 - $ 39.12 | 895,103 | 6.94 years | $ 35.71 | 895,103 | $ 35.71 |
| $ 40.50 - $ 75.55 | 326,396 | 7.25 years | $ 44.72 | 326,396 | $ 44.72 |
| $168.61 - $268.55 | 5,949 | 2.91 years | $ 197.60 | 5,949 | $ 197.60 |
| | 11,784,406 | 8.46 years | $ 21.52 | 11,444,915 | $ 21.57 |

As discussed in note 1, substantially all of the existing options were vested during fiscal 2005. As a result of the acquisition of DI during fiscal 2006 the Company issued options to former DI associates.

13. STOCKHOLDERS' EQUITY (continued):

*Restricted Stock Unit Activity*
Non-vested restricted stock units and changes during the years ended March 31, 2006 and 2007 were as follows:

| | Number of shares | Weighted average fair value per share at grant date (in thousands) | Weighted-average remaining contractual term (in years) |
|---|---|---|---|
| Outstanding at March 31, 2005 | - | $ - | |
| Granted | 75,000 | $ 20.87 | |
| Vested | - | $ - | |
| Forfeited or cancelled | - | $ - | |
| Outstanding at March 31, 2006 | 75,000 | $ 20.87 | 2.59 |
| Granted | 454,250 | $ 24.18 | |
| Vested | (26,624) | $ 21.88 | |
| Forfeited or cancelled | (50,876) | $ 24.07 | |
| Outstanding at March 31, 2007 | 451,750 | $ 23.78 | 3.35 |

During fiscal 2006, the Company issued restricted stock units covering 75,000 shares of common stock with a value at the date of grant of $1.6 million. During fiscal 2007, the Company issued restricted stock units covering 454,250 shares of common stock with a value at the date of grant of $10.9 million. The value at the date of grant is determined by reference to quoted market prices for the shares, less a small calculated discount to reflect the fact that the restricted shares do not pay dividends until they are vested. Restricted stock units vest in equal annual increments over four years. The expense related to restricted stock was $1.7 million in fiscal 2007 and $0.2 million in fiscal 2006 and was charged to selling, general and administrative expense. Future expense for these restricted stock units is expected to be approximately $2.9 million in fiscal 2008, $2.9 million in fiscal 2009, $2.5 million in fiscal 2010, and $0.6 million in fiscal 2011.

*Qualified Employee Stock Purchase Plan*
In addition to the share-based plans, the Company maintains a qualified employee stock purchase plan ("ESPP") that permits substantially all employees to purchase shares of common stock at 85% of the market price. The number of shares available for issuance at March 31, 2007 was approximately 1.7 million. Approximately 181,000 shares were purchased under the ESPP during each of the fiscal years 2007, 2006, and 2005. The total expense to the Company for the year ended March 31, 2007 for the discount to the market price was approximately $0.7 million.

14. INCOME TAXES:

Total income tax expense (benefit) was allocated as follows (dollars in thousands):

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Income from operations | $ 47,331 | $ 40,216 | $ 36,483 |
| Stockholders' equity: | | | |
| Tax benefit of stock options and warrants exercised | (4,142) | (19,097) | (9,043) |
| | $ 43,189 | $ 21,119 | $ 27,440 |

14. INCOME TAXES (continued):

Income tax expense attributable to earnings from operations consists of (dollars in thousands):

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Current: | | | |
| U.S. Federal | $ 26,984 | $ 19,953 | $ 2,033 |
| Non-U.S. | 520 | 16 | 177 |
| State | 3,700 | 1,354 | 108 |
| | 31,204 | 21,323 | 2,318 |
| Deferred: | | | |
| U.S. Federal | 8,659 | 12,724 | 24,085 |
| Non-U.S. | 3,066 | 1,037 | 3,424 |
| State | 4,402 | 5,132 | 6,656 |
| | 16,127 | 18,893 | 34,165 |
| Total | $ 47,331 | $ 40,216 | $ 36,483 |

Income tax expense was recorded at U.S. tax rates on all profits except undistributed profits of non-U.S. companies which are considered indefinitely reinvested.

Deferred income tax expense for 2007, 2006 and 2005 includes expense of $5.5 million, $4.1 million, and $4.1 million, respectively, resulting from utilization of acquired deferred tax assets on which full valuation allowances existed and that resulted in reductions in goodwill (see note 7).

Earnings (loss) before income tax attributable to U.S. and non-U.S. operations consist of (dollars in thousands):

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| U.S. | $ 114,092 | $ 107,639 | $ 96,223 |
| Non-U.S. | 3,979 | (3,295) | 9,978 |
| Total | $ 118,071 | $ 104,344 | $ 106,201 |

Earnings before income taxes, as shown above, are based on the location of the entity to which such earnings are attributable. However, since such earnings may be subject to taxation in more than one country, the income tax provision shown above as U.S. or non-U.S. may not correspond to the earnings shown above.

Below is a reconciliation of income tax expense computed using the U.S. federal statutory income tax rate of 35% of earnings before income taxes to the actual provision for income taxes (dollars in thousands):

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Computed expected tax expense | $ 41,325 | $ 36,520 | $ 37,170 |
| Increase (reduction) in income taxes resulting from: | | | |
| State income taxes, net of federal benefit | 5,266 | 4,216 | 4,397 |
| Reserves for tax items | 4,520 | - | (2,008) |
| Research, experimentation and other tax credits | (2,885) | (1,808) | (3,310) |
| Permanent differences between book and tax expense | 208 | (99) | 1,694 |
| Non-U.S. subsidiaries taxed at other than 35% | (235) | (40) | (417) |
| Other, net | (868) | 1,427 | (1,043) |
| | $ 47,331 | $ 40,216 | $ 36,483 |

14. INCOME TAXES (continued):

During fiscal 2007, the Company established reserves for certain tax contingencies in the amount of $4.5 million, including $3.8 million for a portion of its research tax credits which are claimed in years open to examination by the IRS. The IRS has recently stated that it expects to scrutinize and challenge research tax credits on all future examinations.

During fiscal 2005, the Company reached a settlement with the IRS regarding the timing of deductions associated with warrants issued to a customer. As a result of the more favorable than previously expected outcome, the Company reversed $2.0 million of contingency reserves.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at March 31, 2007, 2006 and 2005 are presented below. In accordance with APB Opinion 23, "Accounting for Income Taxes-Special Areas," the Company has not recognized deferred income taxes on the undistributed earnings of foreign subsidiaries that are indefinitely reinvested outside the respective parent's country. As of March 31, 2007 the respective parent companies have $36.5 million excess financial statement carrying value over tax basis. Such excess is a taxable temporary difference in accordance with SFAS No. 109, "Accounting for Income Taxes," and would become taxable in the respective parent's country in the event of a distribution of the subsidiary's earnings or a disposition of its shares. Calculation of the deferred income tax related to this taxable temporary difference, which may be partially offset by foreign tax credit, is not practicable.

| (dollars in thousands) | 2007 | 2006 |
|---|---|---|
| Deferred tax assets: | | |
| Accrued expenses not currently deductible for tax purposes | $ 6,192 | $ 15,458 |
| Revenue deferred for financial reporting purposes | 14,755 | 9,467 |
| Investments, principally due to differences in basis for tax and financial reporting purposes | 1,370 | 2,621 |
| Property and equipment, principally due to differences in depreciation | 7,199 | 4,284 |
| Acquired net operating loss and tax credit carryforwards | 79,981 | 80,188 |
| Net operating loss and tax credit carryforwards | 9,103 | 27,424 |
| Other | 6,785 | 3,491 |
| Total deferred tax assets | 125,385 | 142,933 |
| Less valuation allowance | 81,713 | 82,171 |
| Net deferred tax assets | 43,672 | 60,762 |
| Deferred tax liabilities: | | |
| Intangible assets, principally due to differences in amortization | $ (66,056) | $ (56,490) |
| Capitalized and purchased software differences | (48,681) | (57,601) |
| Reserves for tax items | (4,520) | - |
| Total deferred tax liabilities | (119,257) | (114,091) |
| Net deferred tax liability | $ (75,585) | $ (53,329) |

At March 31, 2007, the Company has net operating loss carryforwards of approximately $85.9 million and $153.2 million for federal and state income tax purposes, respectively. Of these net operating losses, $85.9 million and $43.1 million relate to subsidiaries acquired during the fiscal year ended March 31, 2006. The Company also has federal and state income tax credit carryforwards of approximately $4.2 million. Of these credits, $2.8 million relate to subsidiaries acquired during the fiscal year ended March 31, 2006. These net operating loss and income tax credit carryforwards expire in various amounts from 2008 through 2023.

The Company has foreign net operating loss carryforwards of approximately $136.1 million, including approximately $77.7 million related to acquisitions during fiscal 2004 and 2005. Of the $136.1 million, $125.2 million do not have expiration dates. The remainder expires in various amounts from 2008 through 2020.

## 14. INCOME TAXES (continued):

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the Company's history of profitability and taxable income and the reversal of taxable temporary differences in the U.S, management believes that with the exception of carryforwards in states where the level of activity has decreased significantly since the losses were incurred, and with the exception of net operating losses related to newly-acquired subsidiaries, it is more likely than not the Company will realize the benefits of these deductible differences. The Company has established valuation allowances against $36.8 million of loss carryforwards in the states where activity no longer supports the deferred tax asset. In addition, for newly-acquired subsidiaries the Company has established valuation allowances for substantially all of the net operating losses and credits due to annual limitations on the use of the net operating losses and the uncertainty that the entire benefit will be realized.

Based upon the Company's history of losses in certain non-U.S. jurisdictions, management believes it is more likely than not the Company will not realize the benefits of the foreign carryforwards and has established valuation allowances for substantially all foreign deferred assets. The goodwill recorded related to the purchase of certain non-U.S. based subsidiaries includes valuation allowances recorded against their deferred tax assets because these companies have not yet demonstrated consistent and/or sustainable profitability.

## 15. RELATED PARTY TRANSACTIONS:

In accordance with a data center management agreement dated July 27, 1992 between Acxiom and TransUnion, Acxiom (through its subsidiary, Acxiom CDC, Inc.) acquired all of TransUnion's interest in its Chicago data center and agreed to provide TransUnion with various data center management services. The agreement, which was renewed in fiscal 2005, now expires December 31, 2010. In connection with the agreement, the Company agreed to use its best efforts to cause one person designated by TransUnion to be elected to the Company's board of directors, and from 1992 until February 2006 a TransUnion representative served on the Company's board. That representative resigned from the board in February 2006 at which time transactions with TransUnion were no longer considered related-party transactions. During the years ended March 31, 2006 and 2005, the Company recognized $106.5 million and $96.0 million, respectively, in revenue from TransUnion.

The Company leases an aircraft from a business owned by an officer and director (see note 12). Rent expense under this lease was approximately $0.9 million for the year ended March 31, 2007, $0.9 million for the year ended March 31, 2006, and $0.7 million for the year ended March 31, 2005. Under the terms of the lease in effect at March 31, 2007, the Company will make monthly lease payments of $75,000 through 2011.

The Company paid $0.6 million in fiscal 2007, $0.6 million in fiscal 2006 and $1.0 million in fiscal 2005 in NASCAR sponsorship fees to a company which was partially owned by the son of an officer of the Company until January 2004. Since January 2004, neither the officer nor his son has an ownership interest in the sponsored company. However, the sponsored company has other ongoing business relationships with both the officer and his son. In return for the sponsorship, the Company receives publicity for the Acxiom brand and hospitality facilities for customers at race events.

The Company has arrangements with a family member of a director for consulting services. Payments under these arrangements were $0.3 million in fiscal 2007, $0.2 million in fiscal 2006 and $0.1 million in fiscal 2005.

The Company has an agreement to sell Acxiom products and services to a company whose majority shareholder is a family member of an officer and director of the Company. Under the agreement the Company received revenues of approximately $2.2 million in fiscal 2007, $1.0 million in fiscal 2006 and $1.0 million in fiscal 2005. The receivable account balance was approximately $0.8 million at both March 31, 2007 and at March 31, 2006.

15. RELATED PARTY TRANSACTIONS (continued):

The Company has contracts with the University of Arkansas at Little Rock (UALR) pursuant to which funding is provided for research projects done by UALR personnel. The Company also makes charitable contributions to UALR. A director of the Company is employed by UALR as its Dean of the College of Information Science and Systems Engineering. The director is not personally the recipient of any Acxiom funding. The total amount paid to UALR during the fiscal years ended March 31, 2007, 2006 and 2005 was approximately $0.5 million, $0.4 million and $0.2 million, respectively.

16. RETIREMENT PLANS:

The Company has a qualified 401(k) retirement savings plan which covers substantially all U.S. employees. The Company also offers a supplemental nonqualified deferred compensation plan ("SNQDC Plan") for certain management employees. The Company matches 50% of the first 6% of employee's annual aggregate contributions to both plans and may contribute additional amounts to the plans from the Company's earnings at the discretion of the board of directors. Company contributions for the above plans amounted to approximately $7.6 million, $6.7 million and $3.7 million in fiscal years 2007, 2006 and 2005, respectively. Included in both other current assets and other accrued liabilities are the assets and liabilities of the SNQDC Plan in the amount of $17.0 million and $14.5 million at March 31, 2007 and 2006, respectively.

The FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158") in September 2006. SFAS 158 requires an employer to recognize the over-funded or under-funded status of a defined-benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. SFAS 158 also requires the funded status of the plan to be measured at the date of the year-end balance sheet. SFAS 158 is effective for Acxiom as of March 31, 2007. Acxiom only has two small defined-benefit pension plans covering certain European employees. Implementation of SFAS 158 had no impact on the Company's financial statements at March 31, 2007 since the Company has already recognized the liability for the under-funded amount of these two plans. The Company already measures the funded status of its plans as of the year-end balance sheet date.

The following reconciles the beginning and ending balances of the benefit obligations of these plans (dollars in thousands):

| | 2007 | 2006 |
|---|---|---|
| Projected benefit obligation at beginning of year | $ 3,006 | $ 2,820 |
| Service costs | 159 | 163 |
| Interest costs | 131 | 116 |
| Employee contributions | 31 | 128 |
| Amendments | 17 | - |
| Benefits paid | (124) | (172) |
| Divestitures | - | (22) |
| Actuarial loss (gain) | (489) | 169 |
| Foreign currency exchange rate changes | 290 | (196) |
| Projected benefit obligation at end of year | $ 3,021 | $ 3,006 |

The accumulated benefit obligation for the plans was $2.5 million as of both March 31, 2007 and March 31, 2006. The accumulated benefit obligation (ABO) differs from the projected benefit obligation (PBO) in that the ABO includes no assumption about future compensation levels.

16. RETIREMENT PLANS (continued):

The following shows the assets of the plans and changes in plan assets during the year (dollars in thousands):

| | 2007 | 2006 |
|---|---|---|
| Fair value of plan assets at beginning of year | $ 1,072 | $ 782 |
| Return on plan assets | 49 | 40 |
| Employer contributions | 253 | 178 |
| Employee contributions | 31 | 128 |
| Foreign currency exchange rate changes | 119 | (56) |
| Fair value of plan assets at end of year | $ 1,524 | $ 1,072 |

Plan assets are invested in the following investment categories:

| | 2007 | 2006 |
|---|---|---|
| Equity securities | 20% | 20% |
| Debt securities | 80% | 80% |
| Total | 100% | 100% |

Funded status of plans (dollars in thousands):

| | 2007 | 2006 |
|---|---|---|
| Excess of benefit obligations over plan assets | $ 1,497 | $ 1,934 |
| Less unrecognized net loss | - | 472 |
| Net pension accrued liability included in accrued payroll | $ 1,497 | $ 1,462 |

Net benefit cost recognized (dollars in thousands):

| | 2007 | 2006 |
|---|---|---|
| Service costs | $ 159 | $ 163 |
| Interest costs | 131 | 116 |
| Expected return on plan assets | (52) | (38) |
| Prior service cost | 1 | - |
| Loss | 9 | 6 |
| | $ 248 | $ 247 |

The following assumptions were used in estimating the benefit obligation and benefit costs:

| | | |
|---|---|---|
| Discount rate | 4.50%-4.75% | 4.00% - 4.50% |
| Average compensation increase | 3.50% | 3.50% |
| Expected rate of return on plan assets | 4.00% | 4.00% |
| Measurement date | March 31, 2007 | March 31, 2006 |

To develop the expected long-term rate of return on assets assumption, the Company considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio. This resulted in the selection of the 4.00% assumption.

16. RETIREMENT PLANS (continued):

Expected benefit payments for the next 10 years are (dollars in thousands):

| Year ending March 31: | |
|---|---|
| 2008 | $ 62 |
| 2009 | 64 |
| 2010 | 64 |
| 2011 | 64 |
| 2012 | 64 |
| 2013-2017 | 343 |

The Company expects to be required to make contributions to the plans of $0.1 million in 2008.

17. FOREIGN OPERATIONS:

The Company attributes revenue to each geographic region based on the location of the Company's operations. The following table shows financial information by geographic area for the years 2007, 2006 and 2005 (dollars in thousands):

*Revenue*

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| United States | $ 1,196,379 | $ 1,147,642 | $ 1,010,514 |
| Foreign | | | |
| United Kingdom | $ 105,941 | $ 99,118 | $ 112,874 |
| France | 34,551 | 32,872 | 34,969 |
| Germany | 26,695 | 24,345 | 36,978 |
| Spain | 2,011 | 2,965 | 3,533 |
| Portugal | 1,309 | 1,041 | 1,123 |
| Poland | 2,996 | 2,777 | 3,074 |
| The Netherlands | 10,615 | 9,444 | 10,841 |
| Australia | 11,031 | 9,032 | 7,712 |
| Japan | - | 78 | 332 |
| China | 3,608 | 3,254 | 1,092 |
| All Foreign | $ 198,757 | $ 184,926 | $ 212,528 |
| | $ 1,395,136 | $ 1,332,568 | $ 1,223,042 |

## 17. FOREIGN OPERATIONS (continued):

*Long-lived assets excluding financial instruments*

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| United States | $ 1,031,665 | $ 997,180 | $ 867,586 |
| Foreign | | | |
| United Kingdom | $ 73,660 | $ 67,290 | $ 123,749 |
| France | 50,153 | 48,103 | 13,496 |
| Germany | 32,514 | 29,645 | 14,821 |
| Spain | - | 5,453 | 4,999 |
| Portugal | 1,369 | 1,458 | 319 |
| Poland | 336 | 519 | 839 |
| The Netherlands | 17,715 | 16,014 | 2,291 |
| Australia | 11,098 | 9,711 | 10,808 |
| China | 6,915 | 7,133 | 6,929 |
| Canada | 861 | - | - |
| All Foreign | $ 194,621 | $ 185,326 | $ 178,251 |
| | $ 1,226,286 | $ 1,182,506 | $ 1,045,837 |

## 18. FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and cash equivalents, trade receivables, unbilled and notes receivable, short-term borrowings and trade payables - The carrying amount approximates fair value because of the short maturity of these instruments.

Investment securities - The carrying value of investment securities is equal to fair value as determined by reference to quoted market prices, where available. In the absence of quoted market prices, the Company determines approximate fair values through the use of other valuation techniques.

Long-term obligations - The interest rate on the term loan and revolving credit agreement is adjusted for changes in market rates and therefore the carrying value of the credit agreement approximates fair value. The estimated fair value of other long-term obligations was determined based upon the present value of the expected cash flows considering expected maturities and using interest rates currently available to the Company for long-term borrowings with similar terms. At March 31, 2007, the estimated fair value of long-term obligations approximates its carrying value.

## 19. COMPREHENSIVE INCOME (LOSS):

The following table summarizes the unrealized holding gains (losses) on marketable securities included in other comprehensive income (loss) (dollars in thousands):

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Unrealized gain (loss) arising during the year, net of gains and losses reported in net earnings for the period, net of income tax benefit | $ 93 | $ (6) | $ (167) |

## 19. COMPREHENSIVE INCOME (LOSS) (continued):

The balance of accumulated other comprehensive income as reported on the consolidated balance sheets consists of the following components (dollars in thousands):

| | 2007 | 2006 |
|---|---|---|
| Unrealized gain on available for sale marketable securities | $ 240 | $ 145 |
| Cumulative income on foreign currency translation | 17,286 | 2,060 |
| Accumulated other comprehensive income | $ 17,526 | $ 2,205 |

## 20. SEGMENT INFORMATION:

The Company reports segment information consistent with the way management internally disaggregates its operations to assess performance and to allocate resources. In fiscal 2006, to better reflect the way management operates and reviews the business, the Company changed its business segments to consist of US Services and Data and International Services and Data. The previously reported IT Management segment has been consolidated with the US Services and Data segment. Both US and International segments include consulting, database and data warehousing, list processing services, the Company's data content and software products. US Services and Data now also includes information technology outsourcing and facilities management for data center management, network management, client/server management and other complementary IT services. The Company evaluates performance of the segments based on segment operating income, which excludes certain gains, losses and other items.

Substantially all of the nonrecurring and impairment charges incurred by the Company and discussed in note 2 to the consolidated financial statements have been recorded in Corporate and other, since the Company does not hold the individual segments responsible for these charges. The following tables present information by business segment (dollars in thousands):

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Revenue: | | | |
| US Services and Data | $ 1,196,379 | $ 1,147,642 | $ 1,010,514 |
| International Services and Data | 198,757 | 184,926 | 212,528 |
| Total revenue | $ 1,395,136 | $ 1,332,568 | $ 1,223,042 |
| Income from operations: | | | |
| US Services and Data | $ 155,643 | $ 135,923 | $ 113,057 |
| International Services and Data | 12,024 | 4,664 | 8,200 |
| Corporate and other | (8,897) | (9,504) | 935 |
| Income from operations | $ 158,770 | $ 131,083 | $ 122,192 |
| Depreciation and amortization: | | | |
| US Services and Data | $ 199,458 | $ 201,476 | $ 171,150 |
| International Services and Data | 28,391 | 29,068 | 23,450 |
| Corporate and other | 1,717 | 593 | 520 |
| Depreciation and amortization | $ 229,566 | $ 231,137 | $ 195,120 |
| Total assets: | | | |
| US Services and Data | $ 1,308,941 | $ 1,254,402 | |
| International Services and Data | 279,189 | 253,803 | |
| Corporate and other | 67,774 | 32,293 | |
| Total assets | $ 1,655,904 | $ 1,540,498 | |

ACXIOM CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007, 2006 AND 2005

## 21. UNAUDITED SELECTED QUARTERLY FINANCIAL DATA:

The tables below set forth selected financial information for each quarter of the last two years (dollars in thousands, except per share amounts):

| | First quarter ended June 30, 2006 | Second quarter ended September 30, 2006 | Third quarter ended December 31, 2006 | Fourth quarter ended March 31, 2007 |
|---|---|---|---|---|
| Revenue | $ 336,705 | $ 348,319 | $ 352,841 | $ 357,271 |
| Gross profit (revenue less cost of revenue) | 91,060 | 95,873 | 100,133 | 94,450 |
| Income from operations | 36,315 | 41,865 | 51,293 | 29,297 |
| Net earnings | 17,808 | 21,716 | 24,945 | 6,271 |
| Basic earnings per share | 0.20 | 0.25 | 0.32 | 0.08 |
| Diluted earnings per share | 0.20 | 0.25 | 0.31 | 0.08 |

| | First quarter ended June 30, 2005 | Second quarter ended September 30, 2005 | Third quarter ended December 31, 2005 | Fourth quarter ended March 31, 2006 |
|---|---|---|---|---|
| Revenue | $ 310,271 | $ 330,523 | $ 347,431 | $ 344,343 |
| Gross profit (revenue less cost of revenue) | 65,417 | 84,899 | 107,639 | 94,173 |
| Income from operations | 14,974 | 18,815 | 52,707 | 44,587 |
| Net earnings | 6,639 | 7,149 | 27,281 | 23,059 |
| Basic earnings per share | 0.07 | 0.08 | 0.32 | 0.27 |
| Diluted earnings per share | 0.07 | 0.08 | 0.31 | 0.26 |

For the quarter ended March 31, 2007, net earnings includes $2.5 million in restructuring, $6.6 million for the disposal of the business operations in Spain (see note 2) and a $0.6 million non-cash financing charge associated with early retirement of debt. The quarter ended December 31, 2006 included a recovery from Montgomery Ward of $0.2 million (see note 2. The quarter ended June 30, 2005 included a $1.6 million gain on disposal of a leased airplane (see note 4). The quarter ended September 30, 2005 included a restructuring charge of $13.0 million (see note 2), a gain on the sale of an unused facility of $2.8 million, a loss on disposal of a data compilation business of $1.9 million, and other smaller losses on disposals (see note 4). The quarter ended December 31, 2005 included a gain on disposal of $0.8 million (see note 4) and an additional recovery from Montgomery Ward of $0.5 million (see note 2). All of the above were recorded in gains, losses and other items with the exception of the non-cash financing charge, which was recorded in interest expense.

## 22. SUBSEQUENT EVENT:

On May 16, 2007, the Company announced it has entered into an agreement to be acquired by Silver Lake and ValueAct Capital, at a price of $27.10 per share plus the assumption of outstanding debt. The merger is expected to close in the next three to four months and is subject to approval by the Company's shareholders, regulatory approvals, and other customary closing conditions. The merger agreement is attached as Exhibit 2.1 to Acxiom's current reports on Form 8-K and Form 8-K/A as filed on May 22, 2007 and May 23, 2007, respectively.

[THIS PAGE INTENTIONALLY LEFT BLANK]

## Acxiom Corporation
## Members of the Board of Directors

**Charles D. Morgan**
Acxiom Corporation
Company Leader & Chairman of the Board
Little Rock, Arkansas

**William T. Dillard II**
Dillard's, Inc.
Chief Executive Officer & Chairman of the Board
Little Rock, Arkansas

**Michael J. Durham**
Cognizant Associates, Inc.
President & Chief Executive Officer
Dallas, Texas

**Mary L. Good, Ph.D.**
University of Arkansas at Little Rock
Dean of Donaghey College of Engineering
& Information Technology
Little Rock, Arkansas

**Ann Die Hasselmo, Ph.D.**
American Academic Leadership Institute
President
Washington, D.C.

**William J. Henderson**
Former U.S. Postmaster General
Los Gatos, California

**Rodger S. Kline**
Acxiom Corporation
Chief Administrative Leader
Little Rock, Arkansas

**Thomas F. (Mack) McLarty, III**
Kissinger McLarty Associates
President
Washington, D.C.



**Stephen M. Patterson**
Patterson Enterprises
President
Naples, Florida

**Jeffrey W. Ubben**
ValueAct Capital
Co-Founder & Principal Owner
San Francisco, California



**R. Halsey Wise**
Intergraph Corporation
CEO & President
Huntsville, Alabama






Acxiom Corporation • 1 Information Way

P.O. Box 8180 • Little Rock, AR • 72203-8180

www.acxiom.com or call:

1.888.3ACXIOM




ACXIOM®
WE MAKE INFORMATION INTELLIGENT™


Transfer Agent and Registrar

Computershare Investor Services • 2 North La Salle Street • Chicago, IL • 60602 • 312.499.7033

*Acxiom is an equal opportunity and affirmative action employer and does not discriminate in recruiting, hiring, training, promotion or other employment of associates or the awarding of subcontracts because of a person's race, color, sex, age, religion, national origin, veteran status, disability, sexual orientation, genetics or other protected status.*




AC-0254-07 AR 21M 11/07